Exhibit 99.1

Dear CompuCredit Holdings Corporation Shareholder:

We are pleased to inform you that the Board of Directors of CompuCredit Holdings Corporation (“CompuCredit”) approved the spin-off of Purpose Financial Holdings, Inc. (“Purpose Financial”), a wholly owned subsidiary of CompuCredit, to CompuCredit’s shareholders. At the time of the spin-off, Purpose Financial will hold substantially all of the assets and certain liabilities currently reported in CompuCredit’s consolidated financial statements under its Retail Micro-Loans and Other segments.  After completing the spin-off, CompuCredit shareholders will own 100% of the outstanding common stock of Purpose Financial.  We believe that the spin-off has the potential to facilitate CompuCredit’s corporate strategies and enhance its access to capital.

The distribution of Purpose Financial common stock is expected to occur on [                     ] by way of a pro rata stock dividend to CompuCredit shareholders. Each CompuCredit shareholder will receive [   ] share of Purpose Financial common stock with respect to every [    ] shares of CompuCredit common stock held by such shareholder at the close of business on [   ], the record date of the spin-off. The distribution will be issued in book-entry form only, which means that no physical stock certificates will be issued. If you own your shares through a broker, your brokerage account will be credited with the shares of Purpose Financial. If you have an account with CompuCredit’s transfer agent, the shares of Purpose Financial will be credited to your account.  No fractional shares of Purpose Financial common stock will be issued. If you would otherwise have been entitled to a fractional share of Purpose Financial common stock in the distribution, you will receive the net cash value of such fractional share instead.

Shareholder approval of the spin-off is not required, nor are you required to take any action to receive your Purpose Financial common stock. Following the spin-off, if you are a CompuCredit shareholder on the record date, you will own shares in each of CompuCredit and Purpose Financial.

We have requested, but have not yet received, a private letter ruling from the Internal Revenue Service that, for federal income tax purposes, the spin-off will qualify for tax-free treatment. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. It is a condition to completing the spin-off that we receive the private letter ruling confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including necessary regulatory approvals.

We intend to apply to have the common stock of Purpose Financial listed on the NASDAQ Stock Market under the symbol “[    ].”

The enclosed information statement, which is being mailed to all CompuCredit shareholders, describes the distribution in detail and contains important information about Purpose Financial. We urge you to read the information statement carefully.

I want to thank you for your continued support of CompuCredit and we look forward to your support of Purpose Financial in the future.

Sincerely,

/s/David G. Hanna
David G. Hanna
Chief Executive Officer

Dear Purpose Financial Holdings, Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Purpose Financial Holdings, Inc. (“Purpose Financial”), which will become an independent publicly traded company on [] as a result of the spin-off from CompuCredit Holdings Corporation (“CompuCredit”).

Our strategy as an independent company will be to grow our micro-loan businesses in their current geographic markets within the U.S. and the U.K. and through their current retail storefront and on-line marketing and distribution channels, as well as to selectively test and explore new geographic markets and marketing and distribution channels to facilitate our future growth and expansion.

As an independent, publicly traded company, we believe we can more effectively focus on our objectives and thus bring more value to you as a shareholder, than we could as an operating subsidiary of CompuCredit. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly traded company, which we believe will more directly align employee performance with shareholder value.

We intend to apply to have our common stock listed on the NASDAQ Stock Market under the symbol “[    ]” in connection with our spin-off from CompuCredit.

We invite you to learn more about our company by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Purpose Financial common stock.

Sincerely,

[      NAME              ]
[      TITLE               ]

The information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Subject to Completion, dated January 4, 2010

PRELIMINARY INFORMATION STATEMENT

The Board of Directors of CompuCredit Holdings Corporation has not approved the spin-off described in this Preliminary Information Statement.  There can be no assurance that the spin-off actually will occur.

Purpose Financial Holdings, Inc.

Common Stock

We are providing this information statement to you as a shareholder of CompuCredit Holdings Corporation (“CompuCredit”) in connection with CompuCredit’s distribution to its shareholders of all of the outstanding shares of common stock of Purpose Financial Holdings, Inc. (“Purpose Financial” or the “Company”) in a spin-off transaction.

We are currently a wholly owned subsidiary of CompuCredit. Following the spin-off, we will be an independent publicly traded company, and our assets and business will consist largely of those currently reported in CompuCredit’s financial statements under its Retail Micro-Loans and Other segments (the “micro-loan” businesses).

We expect that the distribution will be made on [           ] to the holders of record of CompuCredit common stock on []. If you are a holder of record of CompuCredit common stock at the close of business on the record date, you will receive [   ] share of our common stock for every [   ] shares of CompuCredit common stock you hold at the close of business on that date. In lieu of fractional shares, shareholders of CompuCredit will receive cash, which generally will be taxable. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [   ].

CompuCredit has requested but has not yet received a ruling from the United States Internal Revenue Service that the distribution of our common stock will qualify for tax-free treatment by shareholders, except for cash received in lieu of any fractional share interests.

You will not be required to make any payment for the shares of our common stock that you will receive, nor will you be required to surrender or exchange your shares of CompuCredit common stock or take any other action in order to receive our common stock.

We intend to apply to list our common stock on the NASDAQ Stock Market under the symbol “[    ].” Assuming that our common stock is approved for listing on the NASDAQ Stock Market, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date. We anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the information under the caption entitled “Risk Factors” beginning on page 11 of this information statement.

No shareholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [     ].

Purpose Financial is furnishing this information statement to you solely to provide you with information regarding both the spin-off and our company. It is not, and should not be construed as, an inducement or encouragement to buy, sell or hold any securities of Purpose Financial or CompuCredit.

You should rely only on the information contained in this information statement. We have not authorized any other person to provide you with information different from that contained in this information statement. The information contained in this information statement is believed by us to be accurate as of its date. Therefore, you should assume that the information contained in this information statement is accurate only as of the date on the front cover of this information statement or other date stated in this information statement, regardless of the time of delivery of this information statement. Our business, financial condition, results of operations and prospects may have changed since that date, and neither we nor CompuCredit will update the information except in the normal course of our respective public disclosure obligations and practices or as specifically indicated in this information statement.

As used in this information statement, the terms “we,” “us,” “our,” the “Company” and “Purpose Financial” mean Purpose Financial Holdings, Inc. (unless the context indicates a different meaning).  We refer to CompuCredit Holdings Corporation as “CompuCredit,” except where the full name of the entity is necessary to distinguish it from its wholly owned subsidiary CompuCredit Corporation.

We own or have rights to numerous trademarks, trade names, copyrights and other intellectual property used in our business. All other company names, trade names and trademarks included in this information statement are trademarks, registered trademarks or trade names of their respective owners.

_________________

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the spin-off.  We describe in this information statement the micro-loan businesses transferred to us by CompuCredit in connection with the spin-off as though the micro-loan businesses were our businesses for all historical periods described. However, Purpose Financial is a newly-formed entity that has not conducted any operations prior to the spin-off and some of the actions necessary to transfer assets and liabilities of CompuCredit to us have not occurred but will occur prior to the effectiveness of the spin-off.  References in this information statement to the historical assets, liabilities, products, business or activities of our business are intended to refer to the historical assets, liabilities, products, business or activities of the micro-loan businesses as those were conducted as part of CompuCredit prior to the spin-off.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

Q.	Why am I receiving this document?

A.
We are delivering this document to you because you were a holder of CompuCredit common stock on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive [  ] share of our common stock for every [  ] shares of CompuCredit common stock that you held on the record date. No action is required for you to participate in the distribution.

Q.	What is the spin-off?

A.
The spin-off is the overall transaction of separating the Company from CompuCredit, which will be accomplished through a series of transactions which will result in our shareholders owning the micro-loan businesses operated by CompuCredit and currently reported in its financial statements primarily within the Retail Micro-Loans and Other segments. The final step of the transactions will be the pro rata distribution of our common stock by CompuCredit to holders of CompuCredit common stock (the “distribution”).

Q.	What is the Company?

A.
We are a wholly owned subsidiary of CompuCredit. Following the spin-off, we will be an independent publicly traded company, providing micro-loan products and services to individuals in the U.S. and United Kingdom (“U.K.”) markets via retail storefront locations and the Internet.  The financial results of these existing businesses were primarily included in the Retail Micro-Loans and Other segments of CompuCredit’s financial statements.

Q.	Why is CompuCredit separating the Company and distributing its stock?

A.
Separation of the two businesses will help highlight unique characteristics and values of these businesses for investors and better position CompuCredit to access the capital markets. Micro-loan businesses, including those represented by the Company, have come under significantly heightened scrutiny from federal and state regulators, as well as community activists. As a result of this scrutiny, many banks and potential investors have decided not to do business with companies that own micro-loan businesses, even where the business opportunity does not involve micro-loans. CompuCredit, which is highly dependent upon deal flow and the debt and equity capital markets, has felt the effects of this scrutiny and has determined that its micro-loan businesses are impairing its ability to:  maintain and attract banking relationships; partner with private equity funds, hedge funds, and financial institutions in acquiring credit card portfolios and other assets; and obtain debt financing from financial institutions for credit card portfolio and other asset acquisitions and for day-to-day operations. These factors are much less significant for the Company as its micro-loan businesses currently have no outside debt securities, generate positive cash flows, and are not, and in the future are not likely to be, as dependent upon deal flow and the debt and equity capital markets as is CompuCredit. Accordingly, we believe this separation will present the opportunity for enhanced performance of each of the two companies. For a further explanation of the reasons for the spin-off and more information about our business, see “The Spin-Off—Reasons for the Spin-Off” and “Our Business.”

Q.	Why is the separation of the two companies structured as a spin-off?

A.	CompuCredit’s Board of Directors believes that a distribution of shares of our common stock is a cost-effective and tax-efficient way to separate the companies.

Q.	What is the record date for the distribution?

A.	The record date is [ ], and ownership will be determined as of 5:00 p.m., New York City Time, on that date.

Q.	When will the distribution occur?

A.	Shares of our common stock will be distributed on or about [ ] (the “distribution date”).

Q.	Can CompuCredit decide to cancel the distribution of Company common stock even if all the conditions have been met?

A.
Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off—Spin-Off Conditions and Termination.” CompuCredit has the right to terminate the stock distribution, even if all of these conditions are met, if at any time CompuCredit’s Board of Directors determines, in its sole discretion, that CompuCredit and the Company are better served being a combined company, thereby making the distribution not in the best interest of CompuCredit and its shareholders.

Q.	What will happen to the listing of CompuCredit common stock?

A.	Nothing. CompuCredit common stock will continue to be traded on the NASDAQ Global Select Market under the symbol “CCRT.”

Q.	Will the spin-off affect the market price of my shares of CompuCredit common stock?

A.
Yes. As a result of the spin-off, we expect the trading price of your shares of CompuCredit common stock immediately following the distribution date to be lower than immediately prior to the distribution date because the trading price will no longer reflect the value of the Company’s business. In addition, until the market has fully analyzed the operations of CompuCredit without this business, the price of your shares of CompuCredit common stock may fluctuate significantly. Furthermore, the combined trading prices of CompuCredit common stock and our common stock after the distribution date may be less than the trading price of CompuCredit common stock prior to the distribution date.

Q.	What will CompuCredit shareholders receive in the spin-off?

A.
In the spin-off, CompuCredit shareholders will receive [  ] share of our common stock for every [  ] shares of CompuCredit common stock they own as of the record date of the spin-off. Immediately after the spin-off, CompuCredit shareholders will still own their shares of CompuCredit common stock and the same shareholders will still own all of CompuCredit’s current businesses, but they will own them as two separate investments rather than as a single investment.

Q.	Will CompuCredit distribute fractional shares?

A.
No. In lieu of fractional shares of our common stock, shareholders of CompuCredit will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of our common stock.

Q.	What does a CompuCredit shareholder need to do now?

A.
CompuCredit shareholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the CompuCredit shareholders is not required or sought to effect the spin-off, and CompuCredit shareholders have no appraisal rights in connection with the spin-off. CompuCredit is not seeking a proxy from any shareholders and you are requested not to send us a proxy.

CompuCredit shareholders will not be required to pay anything for the shares of our common stock distributed in the spin-off or to surrender any shares of CompuCredit common stock. CompuCredit shareholders should not send in their CompuCredit share certificates. CompuCredit shareholders will automatically receive their shares of our common stock when the spin-off is completed.

Q.	Are there risks to owning Purpose Financial common stock?

A.
Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from CompuCredit presents risks relating to our becoming an independent publicly traded company as well as risks relating to the nature of the spin-off transaction itself.  See “Risk Factors.”

Q.	What are the federal income tax consequences of the spin-off to CompuCredit shareholders?

A.
It is intended that CompuCredit shareholders will not recognize gain or loss on the receipt of shares of our common stock in the spin-off. In that case, CompuCredit shareholders will apportion their tax basis in their CompuCredit common stock between such CompuCredit common stock and our common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. A CompuCredit shareholder’s holding period for our common stock received in the spin-off will include the period for which that shareholder’s CompuCredit common stock was held.

If instead the spin-off is determined to be a taxable transaction, a taxable U.S. shareholder receiving shares of our common stock in the spin-off would be treated as if such shareholder had received a taxable distribution in an amount equal to the fair market value of our common stock received, which, based on CompuCredit’s facts, could potentially give rise to a dividend. Subject to certain limitations, this dividend would be taxable to individuals at a 15% rate. In addition, if the spin-off is treated as a taxable transaction, a shareholder’s tax basis in our common stock would be equal to its fair market value at the time of the spin-off, and the holding period in our common stock would begin the day after the spin-off. Depending on the circumstances, in a taxable spin-off transaction, non-U.S. shareholders may be subject to a withholding tax at a rate of 30% on the fair market value of the common stock received by them.

See also “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”; however, you should consult your own tax advisor as to the particular consequences of the spin-off to you.

Q.	What if I want to sell my CompuCredit common stock or my Purpose Financial common stock?

A.
You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. CompuCredit does not make any recommendations on the purchase, retention or sale of shares of CompuCredit common stock or Purpose Financial common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your CompuCredit common stock or your Purpose Financial common stock after it is distributed, or both.

Q.	Where will I be able to trade shares of my Purpose Financial common stock?

A.
There is not currently a public market for our common stock. We intend to apply to have our common stock authorized for listing on the NASDAQ Stock Market, under the symbol “[    ].” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and before the distribution date, and “regular way” trading will begin on the first trading day following the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock before or after the distribution date.

Q.	Where can CompuCredit shareholders get more information?

A.	Before or after the distribution, if you have any questions relating to the distribution, you should contact:

CompuCredit Holdings Corporation
Investor Relations
Five Concourse Parkway
Suite 400
Atlanta, GA 30328
770-828-2000

Q.	Who will be the distribution agent, transfer agent and registrar for Purpose Financial common stock?

A.	The distribution agent for our common stock will be [ ]. After the distribution, the transfer agent and registrar for our common stock will be [ ].

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off or other information that may be important to you. To better understand the spin-off and Purpose Financial’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of Purpose Financial, which are comprised of the assets and liabilities of CompuCredit’s micro-loan businesses, assumes the completion of all the transactions referred to in this information statement in connection with the spin-off. Unless the context otherwise requires, references in this information statement to “Purpose Financial,” “we,” “us,” “our” and the “Company” refer to Purpose Financial Holdings, Inc. and its subsidiaries. References in this information statement to “CompuCredit” refer to CompuCredit Holdings Corporation and its consolidated subsidiaries (other than Purpose Financial and its subsidiaries), unless the context otherwise requires or except as necessary to distinguish between CompuCredit Holdings Corporation and its wholly owned  subsidiary CompuCredit Corporation.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the spin-off.  We describe in this information statement the micro-loan businesses transferred to us by CompuCredit in connection with the spin-off as though the micro-loan businesses were our businesses for all historical periods described. However, Purpose Financial is a newly-formed entity that has not conducted any operations prior to the spin-off and some of the actions necessary to transfer assets and liabilities of CompuCredit to us have not occurred but will occur prior to the effectiveness of the spin-off. References in this information statement to the historical assets, liabilities, products, business or activities of our business are intended to refer to the historical assets, liabilities, products, business or activities of the micro-loan businesses as those were conducted as part of CompuCredit prior to the spin-off.

Our Company

We are a leading provider of:  small-balance, short-term cash advance loans—generally less than $500 (or the equivalent thereof in the British pound for pound-denominated loans) for thirty days or less and to which we refer as “micro-loans;” installment loan and other credit products; and money transfer and other financial services. These loans and products are marketed through retail branch locations in Alabama, Colorado, Kentucky, Mississippi, Ohio, Oklahoma, South Carolina, Tennessee, and Wisconsin and over the Internet in the U.S. and U.K.

For the nine months ended September 30, 2009 and the year ended December 31, 2008, we generated net revenue of $98.4 million and $107.2 million, respectively, and net losses and income attributable to controlling interests of $(12.7) million and $5.9 million, respectively. Approximately 64.8% of our 2008 net revenue was from customers in the U.S., and 35.2% was from customers in the U.K.

Our Strengths

We believe that our retail micro-loan business has the following competitive advantages:

Market knowledge through industry experience. Our retail micro-loans business has approximately 73,000 active customers and more than five years experience in the micro-loan industry. Key management personnel have over 20 years of combined industry experience, which enables us to understand markets and appropriately evolve as market conditions change.

Ability to respond rapidly to regulatory changes. Our management team and governmental affairs and legal advisors continuously monitor U.S. federal, which we refer to as “federal” in this information statement, and various state legislatures and rulemaking bodies to keep abreast of changes in laws and regulations relevant to our business. We believe that our ability to respond rapidly to regulatory developments enables us to react quickly to often changing laws and regulations in the various states in which we operate to ensure compliant and reliable loan origination.

Continuous monitoring of store-level controls.  We employ a point-of-sale system that is used to record transactions in our cash advance storefronts. Information recorded in this system is transmitted daily and analyzed at our cash advance storefronts and at our headquarters to detect unusual fluctuations or irregularities that may indicate a potential issue with our customer base or storefront management.

Analytical and data-driven management. All aspects of customer performance are analyzed with respect to historical trends, and strategies are derived pursuant to historical customer behavior.

•
Customized underwriting models. We have developed a proprietary underwriting system that utilizes multiple custom models allowing us to advance funds to customers with a better likelihood of repayment.  In addition, we use the modeling system to determine initial advance amounts and advance amount graduation strategies. Implementation of these models has helped to reduce losses and has enabled us to segment our applicants and customers to allow highly-targeted strategies for unique customer groupings.

•
Customized system of record. Since its purchase in 2006, we have continued to improve and expand our point-of-sale system to more accurately track customer transactions and report data that allows us to develop business intelligence. This resulting business intelligence assists us in providing additional product offerings both in response to customer demand as well as regulatory changes.

•
Customized business intelligence data repository and reporting tool. All data relative to customer application and subsequent performance and collection experience is stored on a business intelligence platform that supports data analysis and reporting.

    Competitive collection centers. For the past two years, we have taken advantage of competitive collection centers at the storefront level as well as at our central headquarters. Storefronts have the appropriate incentives to collect from delinquent accounts before the accounts become the responsibility of one of the two centralized collections groups. The competitive centers at our corporate headquarters keep both groups motivated to optimize results.

Customer satisfaction and retention. We believe that the quality service provided by our sales representatives has produced strong customer satisfaction. This helps to ensure that we are repaid in a timely manner and increases the likelihood that the customer will return in the event he/she has future borrowing needs.

We believe that our Internet micro-loan businesses have the following competitive advantages:

Market knowledge through industry experience. Over the past six years, our U.K. Internet micro-loan business has provided loans to more than 200,000 customers. As a result, we have a strong database of information to support underwriting and decision making both in the U.K. and the U.S.

Access to a number of distribution channels. While we are an Internet-based lender, customers are sourced through a variety of channels and as a result there is no significant dependence on, for example, search engine traffic.

Proprietary Loan Management Software. Since the very beginning of our operations, we have utilized and continually refined proprietary loan management software. This software manages all aspects of the customer loan process from initial application to collection and (if applicable) subsequent re-borrowing. The system includes real-time decision-making capabilities using information collected from multiple credit bureaus.

Our Strategy

We seek to maximize our financial performance by, among other things:

Continued data-driven management. We continue to develop, enhance and review our analytical tools and resulting data to ensure continued success. With our ever increasing database of historical information, we are able to continually refine our underwriting criteria to maximize returns either by increasing loan values to lower risk customers or by reducing default levels on new customer loans that historically have been identified as higher risk lending.

Customer-centric approach to the business. Customer satisfaction and retention is a key element of our retail storefronts’ and our Internet lending operation’s successes, and we regularly review our operating procedures to ensure that the customer relationship is continually evolving positively for both the customer and us.

Continually investigating new product offerings. We strive to offer new products to our customers to respond to customer needs, to drive revenue growth and to respond to the continually changing legislative and regulatory environment. We typically are analyzing new loan products not currently offered in the marketplace, but we also research products and services offered by others that we believe will be beneficial to our customers.

Continually investigating new channels. We are continually investigating new marketing channels to ensure that we do not become reliant on any individual channel.

Risks Associated with Our Business

An investment in our common stock involves risks associated with our business. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under “Risk Factors” beginning on page 11 and “Cautionary Notice Regarding Forward-Looking Statements” beginning on page 21.

•
Our business is highly regulated. Changes in applicable laws and regulations or interpretations thereof, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	A federal law that imposes a national cap on our fees and interest likely would eliminate our ability to continue our current micro-loan businesses in the U.S.

•
Our industry is regulated under federal law and subject to federal and state unfair and deceptive practices statutes. Our failure to comply with these regulations and statutes could have a material adverse effect on our business, prospects, results of operations and financial condition.

•
Our industry is highly regulated under state law. Changes in state laws and regulations or interpretations thereof, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition.

•
Our industry is subject to various local rules and regulations. Changes in these local regulations or interpretations thereof could have a material adverse effect on our business, prospects, results of operations and financial condition.

•
Our operations in the U.K. are subject to differing laws and regulations. Our inability to operate in the U.K. in compliance with applicable laws and regulations and changes in those applicable laws and regulations could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	Foreign currency fluctuations may adversely affect our results of operations.

•	Our ability to find additional growth opportunities may be limited.

•
We currently lack product and business diversification; as a result, our revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies.

•
Our prior efforts to expand our product offerings at our micro-loan storefronts did not prove successful.  Our inability to introduce or manage new products or alternative methods for conducting business in an efficient and profitable manner could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	Current and future litigation and regulatory proceedings against us could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

•	The concentration of our revenues in certain geographic areas could adversely affect us.

•
Competition in our industry could cause us to lose market share, experience increased customer acquisition costs or reduce our interest and fees, possibly resulting in a decline in our revenues and earnings.

•
Media reports and public perception of cash advances and similar loans as being predatory or abusive could materially adversely affect our business, prospects, results of operations and financial condition.

•
The provision for loan losses may increase and net income may decrease if we are unable to collect customers’ personal checks that are returned due to non-sufficient funds (“NSF”) in the customers’ accounts or other reasons.

•
If our estimates of losses are not adequate, our provision for loan losses would increase. This would result in a decline in our future earnings, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

•	Our continued expansion of our operations within the U.K. may contribute materially to increased costs and negatively affect our business, prospects, results of operations and financial condition.

•
We depend on cash management services from banks to operate our business. If banks decide to stop providing cash management services to companies in our industry, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

•
Our business is seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate. These fluctuations could have a material adverse effect on our business, prospects, results of operations and financial condition.

•
Because we maintain a significant supply of cash in our storefronts, we may be subject to cash shortages due to employee and third-party theft and errors. We also may be subject to liability as a result of crimes at our centers.

•	Any disruption in the availability of our information systems could adversely affect operations at our storefronts and within our Internet-based operations.

•
Our centralized headquarters functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

•	Our systems, procedures, controls and existing personnel may not be adequate to support new or replacement products or to expand into new geographic areas.

•
Regular turnover among our managers and employees at our storefronts makes it more difficult for us to operate our storefronts and increases our costs of operations, which could have an adverse effect on our business, prospects, results of operations and financial condition.

Overview of the Spin-Off

On December 2, 2009, the CompuCredit Board of Directors preliminarily approved a plan to spin-off CompuCredit’s micro-loan businesses.  Under this plan, CompuCredit will continue to operate its credit cards, debt collection and auto finance businesses, and we will own and operate CompuCredit’s micro-loan businesses.

We expect that the CompuCredit Board of Directors will formally approve the spin-off and declare a dividend payable to each holder of record at the close of business on the record date of [  ] share of our common stock for every [  ] shares of CompuCredit common stock held by such holder at the close of business on the record date.

Reasons for the Spin-Off

The CompuCredit Board of Directors believes that separating the micro-loan businesses from the remainder of CompuCredit is in the best interests of CompuCredit and its shareholders because the spin-off is expected to provide the following potential benefits:

•	greater access for CompuCredit to banks and potential investors that do not do business with companies that own micro-loan businesses, even where the business opportunity does not involve micro-loans;

•
increased ability for CompuCredit to:  maintain and attract banking relationships; partner with private equity funds, hedge funds, and financial institutions in acquiring credit card portfolios and other assets; and obtain debt financing from financial institutions for credit card portfolio and other asset acquisitions and for day-to-day operations;

•	ability of each company’s management to separately pursue the business strategies best suited to its long-term interests;

•	greater market recognition and valuation due to the ability of analysts, shareholders and prospective investors in each company to better evaluate the merits of each company; and

•	stronger correlation between management incentives and each company’s performance.

The CompuCredit Board of Directors considered a number of potentially negative factors in evaluating the spin-off, including costs associated with effecting the spin-off and increased costs associated with operating two public companies, but concluded that the potential benefits of the spin-off outweighed these factors. For more information, see the sections entitled “The Spin-Off—Reasons for the Spin-Off” and “Risk Factors” included elsewhere in this information statement.

Our Relationship with CompuCredit after the Spin-Off

In connection with the spin-off, we will enter into various agreements with CompuCredit to effect the spin-off and provide a framework for our relationship with CompuCredit after the spin-off. These agreements will include a separation and distribution agreement, a transition services agreement, a services agreement, an employee matters agreement, a tax sharing agreement, a sublease agreement and certain other commercial agreements. These agreements will provide for the allocation between us and CompuCredit of CompuCredit’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our spin-off from CompuCredit and will govern certain relationships between us and CompuCredit after the spin-off. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Our Relationship with CompuCredit after the Spin-Off” and “Risk Factors— Risks Related to the Spin-Off.”

Corporate Information

Purpose Financial was incorporated in Georgia on December 4, 2009 for the purpose of holding CompuCredit’s micro-loan businesses in connection with the spin-off described herein. Prior to the contribution of our businesses, which will occur immediately prior to the spin-off, we will have had no operations. The address of Purpose Financial’s principal executive offices is Six Concourse Parkway, Suite 300, Atlanta, GA  30328. Purpose Financial’s telephone number is 678-593-1300.

Summary Financial Information

The following tables set forth (in thousands) summary financial information derived from our audited combined financial statements for the years ended December 31, 2008 and 2007 and our unaudited condensed combined financial statements for the nine months ended September 30, 2009 and 2008, which are included elsewhere in this information statement. In our opinion, the information derived from our unaudited condensed combined financial statements is presented on a basis consistent with the information in our audited combined financial statements. The summary financial information presented may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Relating to the Spin-Off.”

The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and the corresponding notes and the unaudited condensed combined financial statements and the accompanying notes included elsewhere in this information statement.

Combined Statement of Operations Data:	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)
Net revenue	$98,386	$76,390	$107,231	$93,437
Income from operations	$19,953	$6,528	$12,500	$14,143
Total other expense (1)	20,760	914	1,636	50,533
(Loss) income from continuing operations before income taxes	(807)	5,614	10,864	(36,390)
Income tax (expense) benefit	(4,131)	115	(523)	(3,945)
(Loss) income from continuing operations after income taxes	(4,938)	5,729	10,341	(40,335)
Discontinued operations:
Loss from discontinued operations before income taxes (2)	(6,433)	(6,558)	(6,379)	(18,036)
Income tax benefit	1,052	2,061	1,994	3,542
Loss from discontinued operations	(5,381)	(4,497)	(4,385)	(14,494)
Net (loss) income	(10,319)	1,232	5,956	(54,829)
Net (income) loss attributable to noncontrolling interests	(2,351)	47	(96)	58
Net (loss) income attributable to controlling interests	$(12,670)	$1,279	$5,860	$(54,771)

(1) Includes goodwill impairment charges of $20.0 million and $48.4 million for the nine months ended September 30, 2009 and year ended December 31, 2007, respectively.

(2)  Includes goodwill impairment charges of $3.5 million, $1.1 million, $1.1 million and $5.2 million for the nine months ended September 30, 2009, nine months ended September 30, 2008, year ended December 31, 2008 and year ended December 31, 2007, respectively, related to discontinued operations.

Combined Balance Sheet Data:	As of September 30,	As of December 31,
	2009	2008	2007
	(Unaudited)
Loans and fees receivable, gross	$67,640	$60,870	$60,891
Loans and fees receivable, net	$52,611	$48,641	$45,125
Total assets	$127,989	$138,742	$154,294
Total equity	$114,683	$120,468	$138,840

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (1) risks related to the spin-off, (2) risks related to our business and industry and (3) risks related to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, they are not the only risks facing our company. Additional risks not presently known to us, or which we currently consider immaterial, may also adversely affect us. There may be risks that a particular investor views differently from us, and our analysis might be wrong. If any of the risks that we face actually occur, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock could decline.

Risks Related to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from CompuCredit.

    As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. By separating from CompuCredit, there is a risk that our company may be more susceptible to market fluctuations, liquidity challenges, increased public scrutiny, decisions by financial institutions not to maintain accounts or other relationships with us and other adverse events than we would have been if we were still a part of the current CompuCredit. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent micro-loan company or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will place a greater value on our business as a stand-alone company than on our business being part of CompuCredit.

The spin-off remains subject to litigation and other potential challenges which may impede consummation of the spin-off and materially affect the financial condition of Purpose Financial.

    The spin-off remains subject to litigation and other potential challenges.  Potential challengers could elect to dispute the validity of the spin-off under various provisions of Georgia, New York, or federal law including alleged violations of applicable corporate law, contract law, bankruptcy law, and securities laws.  One such suit already has been filed.  On December 21, 2009, certain holders of CompuCredit's 3.625% Convertible Senior Notes Due 2025 and 5.875% Convertible Senior Notes Due 2035 filed a lawsuit in the United States District Court for the District of Minnesota seeking, among other things, to enjoin the spin-off.  As a result, consummation of the spin-off ultimately might be delayed, enjoined by court order, or abandoned by CompuCredit.  In addition to the foregoing possibilities, a court might also order other remedies, including money damages and/or rescission of the spin-off transaction.  The costs associated with and outcome of the currently pending litigation and other similar litigation may have a material adverse effect on the financial condition of Purpose Financial to the extent that expenses of defending such litigation increase Purpose Financial’s liabilities.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

    The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•
our historical financial information reflects allocations for services historically provided to us by CompuCredit, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

•
our historical financial information does not reflect changes that we expect to incur in the future as a result of our spin-off from CompuCredit, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the spin-off from CompuCredit and from reduced economies of scale.

    Following the spin-off, we also will be responsible for the additional costs associated with being an independent public company, including costs related to reporting, stock exchange listing and corporate governance. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Summary Historical and Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

Since we have no operating history as an independent public company, we will need to make operational changes, which probably will increase our expenses.

    Prior to the spin-off, our business was operated by CompuCredit as part of its broader corporate organization rather than as a stand-alone company. CompuCredit assisted us by providing financing and certain corporate and administrative functions. Following the spin-off, CompuCredit will have no obligation to provide assistance to us other than those services specified in the transition services agreement, the services agreement and the other agreements we enter into with CompuCredit in connection with the spin-off, which are described in “Relationship between CompuCredit and Purpose Financial after the Spin-Off.”

    We may be unable to replace in a timely manner or on comparable terms the services or other benefits that CompuCredit previously provided to us that are not specified in the transition services agreement, the services agreement or the other agreements. Also, upon the expiration of the transition services agreement, the services agreement or the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.  We anticipate that we will incur additional expenses associated with being an independent, public company. We estimate that these additional pretax expenses would have been approximately $2.7 million for the year ended December 31, 2008.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with CompuCredit.

    The agreements related to our spin-off from CompuCredit were negotiated in the context of our spin-off from CompuCredit while we were still part of CompuCredit and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our spin-off related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among CompuCredit and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”

We may be required to satisfy certain indemnification obligations to CompuCredit or may not be able to collect on indemnification rights from CompuCredit.

Under the terms of the separation and distribution agreement, we agreed to indemnify CompuCredit from and after the spin-off with respect to certain liabilities and obligations that CompuCredit will retain. We are not aware of any existing indemnification obligations at this time, but any such indemnification obligations that may arise could be significant. Our ability to satisfy these indemnities, if called upon to do so, will depend upon our future financial strength. We cannot determine whether we will have to indemnify CompuCredit for any substantial obligations after the spin-off.  In addition, under the separation and distribution agreement, CompuCredit agreed to indemnify us for certain liabilities and obligations. To the extent that CompuCredit is required to indemnify us after the spin-off, we may not be able to collect on those indemnification rights from CompuCredit.

The ownership by certain of our officers and directors of shares of common stock and/or options to purchase shares of common stock of CompuCredit may create, or may create the appearance of, conflicts of interest.

Our executive officers and directors own an aggregate of approximately 61.9% of CompuCredit common stock. The individual holdings of common stock and/or options to purchase common stock of CompuCredit are significant for some of these persons compared to such persons’ total assets. Ownership by our officers and directors, after our spin-off, of common stock and/or options to purchase common stock of CompuCredit creates, or may create the appearance of, conflicts of interest when these officers and directors are faced with decisions that could have different implications for CompuCredit than the decisions have for us.  For more information, see “Certain Relationships and Related Party Transactions—Transactions with Related Parties.”

After the spin-off, certain of our officers and directors may have actual or potential conflicts of interest because of their positions with CompuCredit.

After the spin-off, David G. Hanna, Frank J. Hanna, III, Richard W. Gilbert and Richard R. House, Jr. will serve as directors of both CompuCredit and Purpose Financial.  In addition, J.Paul Whitehead, III will serve as Chief Financial Officer of both companies.  In addition, pursuant to the services agreement between CompuCredit and Purpose Financial, CompuCredit has agreed to provide certain financial, legal and tax advisory services to Purpose Financial; these services primarily will be provided by employees of CompuCredit.  These common directors and employees providing services to both companies could create, or appear to create, potential conflicts of interest when these individuals face decisions that could have different implications for CompuCredit or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between CompuCredit and us regarding the terms of the agreements governing the spin-off and the relationship thereafter between CompuCredit and us.

Several of our officers and directors provide services to, and devote significant amounts of their time to CompuCredit, which may lead to conflicting demands on their time and attention.

As described above, after the spin-off we will share four directors and our Chief Financial Officer with CompuCredit.  In addition, certain CompuCredit employees will provide services to us under an agreement between CompuCredit and Purpose Financial.  As a result, demands for the time and attention of these people from our company and CompuCredit may conflict from time to time. None of these people are obligated to contribute any specific number of hours per week to our affairs. If CompuCredit requires these directors, officers and employees to devote substantial amounts of time to it in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to implement our business plans and strategies.

Concerns about our prospects as a stand-alone company could affect our ability to retain employees.

Our employees have experienced substantial organizational and operational changes over the prior 18 months as a result of changes in CompuCredit’s business and operations, including work force reductions. The spin-off represents a further change and our employees may have concerns about our prospects as a stand-alone company, including our ability to operate successfully the new entity and our ability to maintain our independence after the spin-off. If we are not successful in assuring our employees of our prospects as an independent company, our employees may seek other employment, which could materially adversely affect our business.

If the spin-off or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for federal income tax purposes, we, our shareholders that are subject to federal income tax and CompuCredit could incur significant federal income tax liabilities.

CompuCredit is seeking a private letter ruling from the Internal Revenue Service regarding the federal income tax consequences of the distribution of our common stock to the CompuCredit shareholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share of our common stock, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986 (the “Code”). The private letter ruling also is expected to provide that certain internal transactions undertaken in anticipation of the spin-off will qualify for favorable treatment under the Code. The private letter ruling relies or will rely on certain facts and assumptions, and certain representations and undertakings, from us and CompuCredit regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter ruling, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend, return of stock basis, or capital gain to you for federal income tax purposes, and you could incur significant federal income tax liabilities. In addition, CompuCredit would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to CompuCredit shareholders on the distribution date over CompuCredit’s tax basis in such common shares. Moreover, we and CompuCredit would incur significant federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the spin-off should be treated as taxable transactions.

In addition, under the terms of the tax sharing agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us or CompuCredit, the party responsible for such failure would be responsible for all taxes imposed on us or CompuCredit as a result thereof. Such tax amounts could be significant.

We might not be able to engage in desirable strategic transactions and equity issuances following the spin-off because of restrictions relating to federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the spin-off in order to preserve for federal income tax purposes the tax-free nature of the distribution by CompuCredit. In addition, similar limitations and restrictions will apply to CompuCredit. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to CompuCredit under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or CompuCredit common stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of CompuCredit common stock within two years before the distribution, and any acquisitions or issuances of our common stock or CompuCredit common stock within two years after the distribution, generally are presumed to be part of such a plan, although we or CompuCredit may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of CompuCredit common stock within the two years before the distribution. If an acquisition or issuance of our common stock or CompuCredit common stock triggers the application of Section 355(e) of the Code, CompuCredit would recognize taxable gain as described above, and certain subsidiaries of CompuCredit or subsidiaries of ours would incur significant federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Under the tax sharing agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the spin-off to fail to qualify as tax-favored transactions, including entering into, approving or allowing any transaction that results in a change in ownership of more than 50% of our common stock, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 50% or more of our common stock, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution, unless we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion that such action will not cause the distribution or the internal transactions undertaken in anticipation of the spin-off to fail to qualify as tax-favored transactions, and such letter ruling or opinion, as the case may be, is acceptable to the parties. In addition, CompuCredit is subject to similar restrictions under the tax sharing agreement. Moreover, the tax sharing agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as a tax-favored transaction under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or such party obtains a favorable letter ruling or opinion as described above. For example, we would be responsible for the acquisition of us by a third party at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders.

Risks Related to Our Business and Industry

Our business is highly regulated. Changes in applicable laws and regulations or interpretations thereof, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is subject to numerous foreign, federal, state and local laws and regulations, which are subject to change and which may impose significant costs, limitations or prohibitions on the way we conduct or expand our business. These regulations govern or affect, among other things, interest rates and other fees, check cashing fees, lending practices, recording and reporting of certain financial transactions, privacy of personal consumer information and collection practices. As we develop new product and service offerings, we may become subject to additional federal, state and local regulations. state and local governments also may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. In addition, changes in current laws and future laws or regulations may restrict or eliminate our ability to continue our current methods of operation or expand our operations; such laws regularly are proposed, introduced or adopted at the state and federal level in the U.S. and in the U.K. Changes in laws or regulations or interpretations thereof, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations and financial condition.

A federal law that imposes a national cap on our fees and interest likely would eliminate our ability to continue our current micro-loan businesses in the U.S.

Various anti-cash advance legislation has been proposed or introduced in the U.S. Congress. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. On February 26, 2009, U.S. Senator Richard Durbin introduced a bill in Congress to establish a federal cap of 36% on the effective annual percentage rate (“APR”) on all consumer loan transactions. Likewise, U.S. Representative Luis Gutierrez introduced a bill on the same day that would, among other things, place a 15 cent per dollar borrowed ($.15/$1.00) cap on fees for cash advances, ban rollovers (payment of a fee to extend the term of a cash advance or other short-term financing), and require us to offer an extended payment plan that severely restricts our U.S. cash advance product. Most recently, U.S. Representative Barney Frank introduced H.R. 3126 which creates the Consumer Financial Protection Agency.  This agency would take certain consumer regulatory responsibility of financial products from seven other agencies and centralize it in one office. It would have the authority and accountability to supervise, examine, and enforce consumer financial protection laws.  Also, the Obama Administration agenda states that U.S. President Barack Obama and Vice President Joseph Biden seek to extend a 36% APR limit to all consumer credit transactions. Any U.S. federal legislative or regulatory action that severely restricts or prohibits cash advance and similar services, if enacted, could have a material adverse impact on our business, prospects, results of operations and financial condition. Any federal law that would impose a national 36% APR limit on our services, like that proposed in the Durbin bill, if enacted, likely would eliminate our ability to continue our current operations.

Our industry is regulated under federal law and subject to federal and state unfair and deceptive practices statutes. Our failure to comply with these regulations and statutes could have a material adverse effect on our business, prospects, results of operations and financial condition.

Although states provide the primary regulatory framework under which we offer cash advances within the U.S., certain federal laws also impact our business. See “Our Business—U.S. Federal Regulation.” We must comply with the federal Truth-in-Lending Act and Regulation Z adopted under that act. Additionally, we are subject to the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act. We also are subject to the Bank Secrecy Act, the Money Laundering Act, and the PATRIOT Act. Any failure to comply with any of these federal laws and regulations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our marketing efforts and the representations we make about our products and services also are subject to federal and state unfair and deceptive practices statutes. The Federal Trade Commission enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. If we are found to have violated any of these statutes, that violation could have a material adverse effect on our business, results of operations and financial condition.

Our industry is highly regulated under state law. Changes in state laws and regulations or interpretations thereof, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is regulated under a variety of enabling state statutes, including cash advance, deferred presentment, check cashing, money transmission, small loan and credit services organization laws, all of which are subject to change and which may impose significant costs, limitations or prohibitions on the way we conduct or expand our business. As of September 30, 2009, 36 states had specific laws that permitted cash advances or a similar form of short-term consumer loans. As of September 30, 2009, we operated in eight of these 36 states under traditional enabling statues, and we offered a small loan product in Ohio under the Ohio Mortgage Loan Act. Currently, we do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically attractive to operate in these jurisdictions due to specific legislative restrictions, such as interest rate ceilings, an unattractive population density or unattractive location characteristics. However, we may open storefronts in any of these states if we believe doing so may become economically attractive because of a change in any of these variables.

During the last few years, legislation has been introduced or adopted in some states that prohibits or severely restricts our products and services. In 2008, bills that would severely restrict or effectively prohibit cash advances if adopted as law were introduced in 21 states. Also, in 2009, the enabling statutes in both Kentucky and South Carolina were amended to require, among other things, the use of a common database to track and limit the number of micro-loans a consumer may have at a given time. Such new or modified legislation could have a material adverse impact on our results of operations. In addition, Mississippi has a sunset provision in its cash advance laws that requires renewals of the laws by the state legislature at periodic intervals, and the cash advance laws will expire in 2012 if no further action is taken; an expiration of these laws could have a detrimental impact on our ability to issue existing or new loan products within the state.

Laws prohibiting cash advances and similar products and services or making them less profitable, or even unprofitable, could be passed in any other state at any time or existing enabling laws could expire or be amended, any of which would have a material adverse effect on our business, prospects, results of operations and financial condition. For instance, in November 2008, a new Ohio law became effective that capped interest rates on cash advances and limited the number of advances a customer may take in any one year. In response to this legislation, we now offer a small loan product that is not as profitable as our former cash advance product; should there be legislative or regulatory changes in Ohio in the future that affect the viability of our small loan product offering, there could be a material adverse effect on our business, prospects, results of operations and financial condition.

Statutes authorizing cash advance and similar products and services typically provide the state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. In most states, we are required to apply for a license, file periodic written reports regarding business operations and undergo comprehensive state examinations to ensure that we comply with applicable laws. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states. They also may impose rules that are generally adverse to our industry. Any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or failure to follow licensing requirements or rules could have a material adverse effect on our business, prospects, results of operations and financial condition.

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions. These staff interpretations generally are not binding legal authority and may be subject to challenge in administrative or judicial proceedings. Additionally, as the staff of state regulatory bodies change, it is possible that their interpretations of applicable laws and regulations also may change to the detriment of our business. As a result, our reliance on staff interpretations could have a material adverse effect on our business, results of operations and financial condition.

Additionally, state attorneys general and banking regulators are scrutinizing cash advances and other alternative financial products and services and taking actions that require us to modify, suspend or cease operations in their respective states. For example, our subsidiaries decided to exit North Carolina, West Virginia and Arkansas in settlement of reviews by applicable state regulators and because they concluded that operations in those states would not provide acceptable long-term returns for the business. During the third quarter of 2006, our subsidiaries completed the process of closing 52 branch locations in North Carolina and 11 branch locations in West Virginia, and in the second quarter of 2009, one of our subsidiaries completed the process of closing 27 locations in Arkansas. Similar or additional actions could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our industry is subject to various local rules and regulations. Changes in these local regulations or interpretations thereof could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on providers of, cash advance and similar services could have a material adverse effect on our business, results of operations and financial condition.

Our operations in the U.K. are subject to differing laws and regulations. Our inability to operate in the U.K. in compliance with applicable laws and regulations and changes in those applicable laws and regulations could have a material adverse effect on our business, prospects, results of operations and financial condition.

In the U.K., consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. Our subsidiaries in the United Kingdom must maintain licenses from the Office of Fair Trading, which is responsible for regulating consumer credit and competition, for policy-making and for consumer protection. The U.K. also has strict rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Our non-compliance with these rules could render a loan agreement unenforceable. Our inability to obtain and maintain the required licenses or to comply with the applicable rules or regulations in the U.K. could limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations and financial condition.

The Office of Fair Trading is currently undertaking a review of what it perceives as “high cost credit,” which includes the sector in which we operate in the U.K. The results of this review are expected to be released in the early part of 2010. While it is impossible to speculate on what the results of this review will be, should the Office of Fair Trading adopt some of the restrictions that have been applied in certain U.S. jurisdictions (e.g., interest rate caps or restrictions on repeat borrowings or multiple simultaneous borrowings), there could be materially adverse effects on our business, results of operations and financial condition.

Foreign currency fluctuations may adversely affect our results of operations.

We derive significant revenue, earnings and cash flow from our operations in the U.K.  Our results of operations are vulnerable to currency exchange rate fluctuations in the British pound against the U.S. dollar.  Changes in exchange rates have resulted in cumulative translation adjustments impacting our net assets at December 31, 2008 and 2007 by approximately $(8.1) million and $0.9 million, respectively. These cumulative translation adjustments are included in accumulated other comprehensive loss as a separate component of Members’ Capital and Shareholders’ Equity. Due to the relative size of our operations in the U.K. when compared to our total consolidated operations, a significant change in foreign currency exchange rates could have a material impact on our consolidated financial position, results of operations or cash flows.

Our ability to find additional growth opportunities may be limited.

We cannot assure you that we will be able to maintain or further expand our market presence in our current markets or successfully enter new markets through the opening of new storefronts or acquisitions. Moreover, the start-up costs and the losses from initial operations attributable to each newly opened storefront place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands.

We currently lack product and business diversification; as a result, our revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies.

Our primary business activity is offering cash advance products. If we are unable to maintain our cash advance products business and/or diversify our operations, our revenues and earnings could decline. Our current lack of product and business diversification could inhibit our opportunities for growth, reduce our revenues and profits and make us more susceptible to earnings fluctuations than many of our competitors who are more diversified and provide other services such as pawn lending, title lending or other similar services. External factors, such as changes in laws and regulations or interpretations thereof, new entrants and enhanced competition, also could make it more difficult for us to operate as profitably as a more diversified company could operate. Any internal or external change in our industry could result in a decline in our revenues and earnings, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our prior efforts to expand our product offerings at our micro-loan storefronts did not prove successful.  Our inability to introduce or manage new products or alternative methods for conducting business in an efficient and profitable manner could have a material adverse effect on our business, prospects, results of operations and financial condition.

From 2004 through mid-2007, we embarked on a strategy of converting our mono-line micro-loan storefronts into neighborhood financial centers offering a wide array of financial products and services, including auto insurance, stored-value cards, check cashing, money transfer, money order, bill payment, auto title loans and tax preparation service assistance. These new products had some success in improving foot traffic within our storefronts and increasing our revenues on a per store basis. In certain states, however, we saw increasingly stringent lending regulations (which in many cases precluded the execution of our multi-product line strategy) and possible evidence of market saturation, both of which resulted in revenue growth that did not meet our expectations.  As a result, we discontinued many of these product offerings in mid-2007.

In order to offer new products, we need to comply with additional regulatory and licensing requirements. Each of these changes, alternative methods of conducting business and new products are subject to risk and uncertainty and require significant investment in time and capital, including additional marketing expenses, legal costs and other incremental start-up costs. For these reasons and based on our prior experience in offering alternative products, we cannot assure you that we will be able to introduce any new products in a successful or timely manner. Furthermore, we cannot predict the demand for new products, nor do we know if we will be able to offer these new products in an efficient manner or on a profitable basis. Our failure to do so, or low customer demand for any of these new products, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Current and future litigation and regulatory proceedings against us could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is subject to lawsuits and regulatory proceedings that could generate adverse publicity and cause us to incur substantial expenditures. See “Our Business—Legal Proceedings.”  Adverse rulings in lawsuits or regulatory proceedings could significantly impair our business and/or force us to cease doing business in one or more states or other geographic areas.

We are likely to be subject to further litigation and proceedings in the future. The consequences of an adverse ruling in any current or future litigation or proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states. We also may be subject to adverse publicity. Defense of any lawsuits or proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits also may result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

The current global economic crisis may adversely affect our business in several ways. For example, the rise in unemployment levels likely will reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures and general economic uncertainty may affect our loss experience. Our methodology for establishing our provision for doubtful accounts is based in large part on our historic loss experience. If customer behavior changes as a result of current economic conditions, our provision may be inadequate. Additionally, if we require external sources of liquidity to fund customer advances, we may be unable to access that liquidity due to the current state of the credit markets.  If we are unable to obtain external liquidity, our ability to finance our current operations could be impaired. Lastly, given the unprecedented nature of the current economic crisis, our business may be adversely affected in ways that we are unable to anticipate.

The concentration of our revenues in certain geographic areas could adversely affect us.

As of September 30, 2009, we operated retail storefronts in nine states.  Total revenues within Kentucky, Ohio, South Carolina and Wisconsin, our four largest states (measured by net revenue), accounted for approximately 41% of our net revenue during the nine months ended September 30, 2009. While we believe we have a diverse geographic presence within the U.S., for the near term we expect that significant revenues will continue to be generated by certain states, largely due to the currently prevailing economic, demographic, regulatory, competitive and other conditions in those states. For example, during the nine months ended September 30, 2009, Kentucky, Ohio, South Carolina and Wisconsin each accounted for more than 7.5% of our net revenue, with Ohio accounting for 16.4% of our net revenue during that period. Changes to prevailing economic, demographic, regulatory or any other conditions in the markets in which we operate could lead to a reduction in demand for our products and services, a decline in our revenues or an increase in our provision for doubtful accounts that could result in a deterioration of our financial condition. A regulatory change similar to the recent change in Ohio, for example, or an action by a state regulator similar to those in North Carolina, West Virginia and Arkansas, in any one of our larger states may have a material adverse effect on our business, prospects, results of operations or financial condition.

Moreover, our U.K. Internet-based micro-loan operations comprised 46.4% of our net revenue during the nine months ended September 30, 2009; as such, a regulatory change in the U.K. to reduce the profitability of or otherwise limit or ban our product offerings in the U.K. could have a material adverse effect on our business, prospects, results of operations or financial condition.

Competition in our industry could cause us to lose market share, experience increased customer acquisition costs or reduce our interest and fees, possibly resulting in a decline in our revenues and earnings.

The industry in which we operate has low barriers to entry and is highly fragmented and very competitive. We believe that the market may become even more competitive as the industry matures and/or consolidates. We compete with services provided by traditional financial institutions, such as overdraft protection, and with other cash advance providers, small loan providers, pawn stores, short-term consumer lenders, other financial service entities and other retail businesses that offer consumer loans or other products and services that are similar to ours. We also compete with companies offering cash advances and short-term loans over the Internet as well as by phone. Some of these competitors have larger local or regional customer bases, more locations and substantially greater financial, marketing and other resources than we have. As a result of this increasing competition, we could lose market share or experience increased customer acquisition costs, or we may need to reduce our interest and fees, possibly resulting in a decline in our revenues and earnings.

Media reports and public perception of cash advances and similar loans as being predatory or abusive could materially adversely affect our business, prospects, results of operations and financial condition.

Consumer advocacy groups and certain media reports advocate for governmental and regulatory action to prohibit or severely restrict our products and services. The consumer groups and media reports typically focus on the cost to a consumer and typically characterize our products and services as predatory or abusive toward consumers. If this negative characterization of advances becomes widely accepted by consumers, demand for our products and services could significantly decrease, which could materially adversely affect our business, results of operations and financial condition. Negative perception of our products and services could also result in increased regulatory scrutiny and litigation, encourage restrictive local zoning rules, make it more difficult to obtain government approvals necessary to open new storefronts and cause industry trade groups, such as the Community Financial Services Association of America, to promote policies that cause our business to be less profitable. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

The provision for loan losses may increase and net income may decrease if we are unable to collect customers’ personal checks that are returned due to non-sufficient funds (“NSF”) in the customers’ accounts or other reasons.

For the years ended December 31, 2008 and 2007, our retail storefront operations deposited or presented an Automated Clearing House (“ACH”) authorization for approximately 8.72% and 11.09%, respectively, of all the customer checks we received and approximately 78.0% and 79.3%, respectively, of these deposited customer checks or ACH authorizations were returned unpaid or rejected because of non-sufficient funds in the customers’ bank accounts or because of closed accounts or stop-payment orders. Total retail storefront charge offs for the years ended December 31, 2008 and 2007 were approximately $26.1 million and $17.9 million, respectively. An increase in returned checks or rejected ACH authorizations would increase our provision for loan losses and our allowance for uncollectible loans and fees receivable.

MEM, our U.K. Internet-based micro-loans business, uses an electronic debit card process to electronically charge our payments against the customers’ bank accounts for loan repayment and fees due. For the years ended December 31, 2008 and 2007, approximately 6.1% and 6.5%, respectively, of these electronically charged payments against our customers’ bank accounts were charged back or rejected because of non-sufficient funds in the customers’ bank accounts or because of closed accounts or charge-back orders. If repayment is not made at the agreed upon repayment date, MEM will continually seek to contact the customer in order to collect the amount due. MEM either seeks full repayment or by agreement with the customer collects the amount under a repayment schedule of up to six months (depending on the amount due). After 90 days of in-house collection activity, the account will be passed to a third-party collection agency with an aim of maximizing recovery of the charged-off debt. Total U.K. charge-offs, net of recoveries, for the years ended December 31, 2008 and 2007 were approximately $9.2 million and $2.2 million, respectively. An increase in charged-back or rejected electronic payments would increase our provision for loan losses and our allowance for uncollectible loans and fees receivable.

If our estimates of losses are not adequate, our provision for loan losses would increase. This would result in a decline in our future earnings, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We maintain an allowance for uncollectible loans and fees receivable for estimated losses. To estimate the appropriate allowance for uncollectible loans and fees receivable, we consider total amounts outstanding, historical charge offs, our current collection patterns and presentment methods (e.g., checks versus ACH authorizations) and the current economic trends in the markets we serve. At September 30, 2009, our allowance for uncollectible loans and fees receivable was $9.8 million (14.5% of loans and fees receivables, gross) versus $8.3 million (13.6% of loans and fees receivables, gross) at December 31, 2008. Our allowance for uncollectible loans and fees receivable, however, is an estimate. If our actual losses are greater than our allowance for uncollectible loans and fees receivable, our provision for loan losses would increase. This could result in a decline in our future earnings, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

A significant portion of our total assets at September 30, 2009 is comprised of goodwill. Under generally accepted accounting principles, goodwill is subject to periodic review and testing to determine if it is impaired. These tests require projections of future cash flows. Unfavorable trends in our industry and unfavorable events or disruptions to our operations can affect these projections and estimates. Significant impairment charges, although not affecting cash flow, could have a material impact on our operating results and financial position.

Our continued expansion of our operations within the U.K. may contribute materially to increased costs and negatively affect our business, prospects, results of operations and financial condition.

We have devoted significant management time and financial resources to expanding our operations within the U.K. Our international operations have increased the complexity of our organization and the administrative, operating and legal cost of operating our business. Penetrating new markets will likely require additional marketing expenses and incremental start-up costs. Additionally, our foreign business is subject to local regulations, tariffs and labor controls to which other domestic businesses are not subject. Our financial results also may be negatively affected by tax rates in the U.K. or as a result of withholding requirements and tax treaties with the U.K. Moreover, if political, regulatory or economic conditions deteriorate in the U.K., our ability to further expand and maintain our international operations could be impaired or the costs of doing so could increase, either of which could further erode our business, prospects, results of operations and financial condition.

We depend on cash management services from banks to operate our business. If banks decide to stop providing cash management services to companies in our industry, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Certain banks have notified us and other companies in the cash advance and check-cashing industries that they will no longer maintain bank accounts for these companies due to reputational risks and increased compliance costs of servicing money services businesses and other cash intensive industries. If one of our larger depository banks requests that we close our bank accounts or puts other restrictions on how we use its services, we could face higher costs of managing our cash and limitations on our ability to maintain or expand our business, both of which could have a material adverse effect on our business, prospects, results of operations and financial condition.

In our U.S. retail storefront operations, we use an electronic check conversion process to electronically present most of our past due checks to the customers’ bank accounts. This process uses either the ACH or the VISA Point-of-Sale (“VISA POS”) network. We depend on our banks to settle our ACH transactions and on VISA and certain participating financial institutions to operate the VISA POS system. If our banks decide to no longer process our ACH transactions due to increased credit risk or other reasons or if a financial institution were to exit the VISA POS payment network or if VISA stopped supporting this network, our ability to collect on past due accounts could be adversely affected and our cost of collections could increase.

Our U.K. Internet micro-loan operations use an electronic debit card process to electronically charge payments against our customers’ bank accounts. We depend on our banks to settle these transactions and on certain participating institutions to operate the debit card payment system. If they were to decide to cease processing our transactions due to increased credit risk or other reasons, our ability to collect on accounts could be adversely affected and our cost of collections could increase—thereby possibly having a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate. These fluctuations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the back-to-school and holiday seasons, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our provision for loan losses is the lowest as a percentage of revenues in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenues for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues or collections were to fall substantially below what we would normally expect during certain periods, our ability to service any potential future debt, pay any potential future dividends on our common stock and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, our quarterly results have fluctuated in the past and are likely to continue to fluctuate in the future because of the seasonal nature of our business. Therefore, our quarterly revenues and results of operations are difficult to forecast, which in turn could cause our quarterly results not to meet the expectations of securities analysts or investors. Our failure to meet expectations could cause a material drop in the market price of our common stock.

Because we maintain a significant supply of cash in our storefronts, we may be subject to cash shortages due to employee and third-party theft and errors. We also may be subject to liability as a result of crimes at our centers.

Because our business requires us to maintain a significant supply of cash in each of our storefronts, we are subject to the risk of cash shortages resulting from employee and third-party theft and errors. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee and third- party theft and errors will not occur. Cash shortages from employee and third-party theft and errors were approximately $39,727 (0.1% of net revenue) in the nine months ended September 30, 2009 and $173,089 (0.3% of net revenue) in the nine months ended September 30, 2008. The extent of these cash shortages could increase as we expand the nature and scope of our products and services. Theft and errors could lead to cash shortages and could adversely affect our business, prospects, results of operations and financial condition. It also is possible that crimes such as armed robberies may be committed at our storefronts. We could be subject to legal claims or adverse publicity arising from such crimes. For example, we may be subject to legal claims if an employee, customer or bystander suffers bodily injury, emotional distress or death. Any such event may have a material adverse effect on our business, prospects, results of operations and financial condition.

Any disruption in the availability of our information systems could adversely affect operations at our storefronts and within our Internet-based operations.

We rely upon our information systems to manage and operate our storefronts and our Internet-based operations. Each storefront, for example, is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

Our centralized headquarters functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our headquarters building is located in Atlanta, Georgia, with a satellite office located in Chattanooga, Tennessee. Our information systems and administrative and management processes are primarily provided to our regional management and to our storefronts from these centralized locations, and they could be disrupted if a catastrophic event, such as a tornado, power outage or act of terror, destroyed or severely damaged our headquarters. Any of these catastrophic events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our systems, procedures, controls and existing personnel may not be adequate to support new or replacement products or to expand into new geographic areas.

Our results of operations depend substantially on the ability of our officers and key employees to manage changing business conditions and unpredictable regulations and to implement and improve our technical, administrative, financial control and reporting systems. Our ability to maintain or further expand our business may require us to develop new or replacement products. In addition, business conditions could make it necessary for us to expand our operations in new geographic areas. We cannot assure you that our systems, procedures, controls and existing personnel will be adequate to support new or replacement products or operations in new geographic areas.

Regular turnover among our managers and employees at our storefronts makes it more difficult for us to operate our storefronts and increases our costs of operations, which could have an adverse effect on our business, prospects, results of operations and financial condition.

As of December 31, 2008, the annual turnover among our storefront managers was approximately 55.5% and among our other storefront employees was approximately 77.1%. Approximately 48.8% of the turnover has traditionally occurred in the first six months following the hire date of our center managers and employees. This turnover increases our cost of operations and makes it more difficult to operate our storefronts.  If we are unable to retain our employees in the future, our business, prospects, results of operations and financial condition could be adversely affected.

Risks Related to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	the sale of our shares after the distribution because our business profile and market capitalization may not fit the investment objectives of CompuCredit shareholders;

•	a shift in our investor base;

•	a dislocation in our shareholder base due to the spin-off;

•	the depth and liquidity of the market for our common stock;

•	overall market fluctuations;

•	developments generally affecting the micro-loan industry;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the operating and stock price performance of other comparable companies;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	general economic conditions;

•	changes in accounting standards, policies, guidance, principles or interpretations thereof; and

•	the impact of the various other factors described in this “Risk Factors” section.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the spin-off, which could cause our stock price to decline.

The shares of our common stock that CompuCredit distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the spin-off, it is possible that some CompuCredit shareholders, including possibly some of our large shareholders, will sell our common stock received in the spin-off for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Purpose Financial may be diluted in the future.

Your percentage ownership in Purpose Financial may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. CompuCredit has approved the Purpose Financial Holdings, Inc. 2009 Equity Incentive Plan (the “2009 Plan”), which provides for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.  For a more detailed description of the 2009 Equity Plan and the equitable adjustment awards, see “Executive Compensation.”

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our shareholders purchased their shares.

We have the ability to issue preferred shares, warrants, convertible debt and other securities without shareholder approval.

Our common stock may be subordinate to classes of preferred stock issued in the future in the payment of dividends and other distributions made with respect to common stock, including distributions upon liquidation or dissolution. Our articles of incorporation permit our Board of Directors to issue preferred stock without first obtaining shareholder approval. If we issue preferred stock, these additional securities may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred stock, a subsequent conversion may dilute the current common shareholders’ interest. We have similar abilities to issue warrants, convertible debt and other equity securities.

Our executive officers, directors and parties related to them, in the aggregate, control a majority of our voting stock and may have the ability to control matters requiring shareholder approval.

Our executive officers, directors and parties related to them own a large enough stake in us to have an influence on, if not control of, the matters presented to shareholders. As a result, these shareholders may have the ability to control matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets and the control of our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change of control of us, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

We can redeem your common stock if you are or if you become a disqualified person.

Federal and state laws and regulations applicable to providers of cash advance services or other financial products or services that we may introduce in the future may now or in the future restrict direct or indirect ownership or control of providers of such products or services by disqualified persons (such as convicted felons). Our articles of incorporation provides that we may redeem shares of your common stock to the extent deemed necessary or advisable, in the sole judgment of our Board of Directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency that is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during the 20-trading-day period ending on the second business day preceding the redemption date fixed by our Board of Directors. At the discretion of our Board of Directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. All statements, other than statements of historical fact, included in this information statement that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

•	our ability to realize expected benefits from the spin-off;

•	our different capital structure as an independent company, including our access to capital, indebtedness and ability to raise additional financing;

•	our ability to list our common stock on the NASDAQ Stock Market;

•	competition and market conditions in the micro-loan industry;

•	our ability to find additional growth opportunities or to identify and successfully implement new product and service offerings;

•	business strategies;

•	our plans in the U.K.;

•	expected outcomes of legal, tax and administrative proceedings and their expected effects on our financial position, results of operations and cash flows; and

•	future operating results and financial condition.

    These and other statements using words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions also are forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement.

    We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

    Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	a determination by the IRS that the spin-off should be treated as a taxable transaction;

•
the extent to which federal, state, local and foreign governmental regulation of cash advance services, consumer lending and related financial products and services limits or prohibits the operation of our business;

•	current and future litigation and regulatory proceedings against us;

•	the effect of the current adverse economic conditions on our revenues and loss rates;

•	the fragmentation of our industry and competition from various other sources providing similar financial products, or other alternative sources of credit, to consumers;

•	the adequacy of our allowance for uncollectible loans and fees receivable and estimates of loan losses;

•	the availability of adequate financing;

•	the possible impairment of goodwill;

•	the future prospects of our Internet lending business in the U.K. and the U.S.;

•	our relationship with the banks that provide certain services that are needed to operate our business; and

•	theft and employee errors.

Most of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. There also are other factors that we may not describe (generally because we currently do not perceive them to be material) that could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

THE SPIN-OFF

General

CompuCredit is currently comprised of five reportable segments constituting unique areas of sub-prime financial lending and related activities.  These five segments include a Credit Cards segment, an Investments in Previously Charged-Off Receivables segment, a Retail Micro-Loans segment, an Auto Finance segment and an Other segment (which includes our U.S. and U.K. Internet micro-loan operations).  This diversification was originally pursued to allow CompuCredit to create a suite of products that could be offered to potential customers based on a customer’s needs and financial history.  Much of the desired integration of these segments was ultimately restricted by various regulators—thereby limiting the ability to achieve desired synergies.  As a result, the management teams of these various groups have continued to operate autonomously, and pursue their own business strategies.  The results of these segments, consistent with past practice, are regularly reviewed by CompuCredit’s chief operating decision makers and the executive team to assess the performance of each segment and to determine resource allocations among the segments. As part of its periodic reviews of the businesses, the CompuCredit Board of Directors and its management assessed the practicality of separating CompuCredit’s micro-loan business operations from its other operations.

On December 3, 2009, CompuCredit announced that its Board of Directors had decided to pursue the spin-off of CompuCredit’s micro-loan businesses in order to enhance shareholder value.

We expect that the CompuCredit Board of Directors will formally approve the spin-off and declare a dividend payable to each holder of record at the close of business on the record date of [  ] share of our common stock for every [  ] shares of CompuCredit common stock held by such holder at the close of business on the record date. The separation of the micro-loan businesses from CompuCredit, and the distribution of our common stock to holders of CompuCredit common stock, will be accomplished through several steps, which CompuCredit has determined based on a variety of contractual, structural, legal, tax and other reasons.

Reasons for the Spin-Off

CompuCredit’s Board of Directors believes that the spin-off will better position both surviving entities to achieve their strategic and financial objectives. The Company’s business are fundamentally different in the products they offer and the regulatory, political and consumer interactions they have, and the separation of the two businesses will help highlight the unique qualities and values of these businesses for investors, better position CompuCredit to access deal flow and the debt and equity capital markets and allow each company to separately pursue distinct business strategies.

The principal reason for the spin-off is to alleviate concerns that the micro-loan businesses are impairing the ability of CompuCredit to:  maintain and attract banking relationships; partner with private equity funds, hedge funds, and financial institutions in acquiring credit card portfolios and other assets; and obtain debt financing from financial institutions for credit card portfolio and other asset acquisitions and for day-to-day operations. Micro-loan businesses, including those represented by Purpose Financial, have come under significantly heightened scrutiny from federal and state regulators, as well as community activists. As a result of this scrutiny, many banks and potential investors have decided not to do business with companies that own micro-loan businesses, even where the business opportunity does not involve micro-loans. CompuCredit, which is highly dependent upon deal flow and the debt and equity capital markets, has felt the adverse effects of this scrutiny. The factors underlying CompuCredit’s desire to separate itself from the micro-loan businesses are much less significant for Purpose Financial as its micro-loan businesses currently have no material debt obligations, generate positive cash flows, and are not, and in the future are not likely to be, as dependent upon deal flow and the debt and equity capital markets as is CompuCredit.

The Board of Directors of CompuCredit considered the following additional potential benefits in making its determination to effect the spin-off:

•	ability of each company’s management to separately pursue the business strategies best suited to its long-term interests;

•	greater market recognition and valuation due to the ability of analysts, shareholders and prospective investors in each company to better evaluate the merits of each company; and

•	stronger correlation between management incentives and each company’s performance.

Neither we nor CompuCredit can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

     CompuCredit’s Board of Directors also considered a number of other factors in evaluating the spin-off, including:

•	the expenditures and financial costs of the spin-off to both CompuCredit and Purpose Financial;

•	the possibility that the spin-off may affect the financial strength of CompuCredit or its subsidiaries;

•	the potential loss of synergies between the two companies, including the shared use of proprietary risk modeling;

•
the potential tax consequences to CompuCredit and the Company, including the limitations placed on the Company as a result of the tax separation and other agreements that it is entering into with CompuCredit in connection with the spin-off; and

•	the risk that the combined trading prices of our common stock and CompuCredit’s common stock after the spin-off may be lower than the trading price of CompuCredit’s common stock before the spin-off.

CompuCredit’s Board of Directors concluded, however, that the potential benefits of the spin-off outweigh these factors and that spinning off the micro-loan businesses to CompuCredit shareholders is appropriate and advisable for CompuCredit and its shareholders.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between Purpose Financial and CompuCredit. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is [                     ].  As a result of the spin-off, each CompuCredit shareholder will receive [  ] share of our common stock for every [  ] shares of CompuCredit common stock that such shareholder owns. In order to be entitled to receive shares of our common stock in the spin-off, CompuCredit shareholders must be shareholders at the close of business of NASDAQ on the record date, [                    ]. The distribution of the shares of our common stock will be made in book-entry form.  Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Our Capital Stock.”

A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [                  ]. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to CompuCredit shareholders otherwise entitled to those fractional interests. CompuCredit will pay all brokers’ fees and commissions in connection with the sale of fractional interests. If you own less than [  ] shares of common stock of CompuCredit on the record date, you will not receive any shares of our stock in the spin-off, but you will receive cash in lieu of a fractional share. See “The Spin-Off—Important Federal Income Tax Consequences” for a discussion of the federal income tax treatment of proceeds from fractional shares.

CompuCredit shareholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of CompuCredit common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of CompuCredit shareholders is required or sought in connection with the spin-off, and CompuCredit shareholders have no appraisal rights in connection with the spin-off.

IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF OUR COMMON STOCK IN THE SPIN-OFF, YOU MUST BE A HOLDER OF COMPUCREDIT COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE.

Results of the Spin-Off

After the spin-off, we will be an independent publicly traded company. Immediately following the spin-off, we expect to have approximately [] beneficial holders of shares of our common stock, based on the number of beneficial shareholders of CompuCredit common stock on December 8, 2009, and approximately 47,719,986 shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of CompuCredit options or vesting of restricted share units between the date the Board of Directors of CompuCredit declares the dividend for the spin-off and the record date for the spin-off.

Purpose Financial and CompuCredit will be parties to a number of agreements that govern the spin-off and the future relationship between our companies. For a more detailed description of these agreements, see “Our Relationship with CompuCredit after the Spin-Off.”

Important Federal Income Tax Consequences

This summary discusses material federal income tax consequences to certain CompuCredit shareholders who receive our stock in the spin-off. This discussion is based upon the Code, Treasury regulations, published positions of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of this discussion. The discussion does not address the effects of the spin-off under any state, local, or foreign tax laws. The discussion assumes that CompuCredit shareholders hold their CompuCredit common stock, and will hold our stock, as capital assets within the meaning of Section 1221 of the Code. Further, the discussion does not constitute tax advice and does not address all aspects of federal income taxation that may be relevant to a particular shareholder in light of his, her, or its personal investment circumstances or to shareholders subject to special treatment under the federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	cooperatives;

•	foreign individuals;

•	foreign entities and their owners, shareholders, partners, or beneficiaries;

•	persons that hold CompuCredit common stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	holders who acquired their CompuCredit common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options or restricted shares granted under any CompuCredit benefit plan.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW ON THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

CompuCredit has applied for a ruling from the IRS that the spin-off of our common stock to CompuCredit’s shareholders will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code. This ruling, if received, will provide that for federal income tax purposes:

•	CompuCredit will not recognize any gain or loss upon the spin-off;

•
except as discussed below with respect to cash received in lieu of fractional shares of our stock, no gain or loss will be recognized by, or be included in the income of, a holder of CompuCredit common stock solely as the result of the receipt of our common stock in the spin-off;

•
the aggregate tax basis of the CompuCredit common stock and our common stock in the hands of CompuCredit shareholders immediately after the spin-off will be the same as the tax basis of the CompuCredit common stock immediately before the spin-off, allocated between the CompuCredit common stock and our common stock in proportion to their relative fair market values on the date of the spin-off;

•
the holding period of our common stock received by CompuCredit shareholders will include the holding period of their CompuCredit common stock, provided that such CompuCredit common stock is held as a capital asset on the date of the spin-off; and

•
shareholders of CompuCredit who receive cash from the spin-off agent in lieu of fractional shares will recognize gain or loss on the sale of the fractional share interest in an amount equal to the difference between the cash received and the shareholder’s tax basis in the fractional share interest. The gain or loss will be capital gain or loss to the shareholder provided the fractional share interest is a capital asset in the hands of the shareholder.

Although a ruling relating to the spin-off of our common stock to CompuCredit shareholders as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Under its current policy, the IRS will not issue a ruling that three key requirements for a tax-free Section 355 spin-off are met. Specifically, the IRS will not rule that a spin-off was effected for a valid business purpose, that the spin-off does not constitute a device for the distribution of earnings and profits, or that the spin-off is not part of a plan described in Section 355(e) of the Code, which is described below. Instead, CompuCredit represented to the IRS that there is a valid business purpose for the spin-off, that the spin-off is not being used as a device for the distribution of earnings and profits, and that the spin-off is not part of a plan described in Section 355(e) of the Code. If the factual representations and assumptions are incorrect or inaccurate in any material respect, the ruling could be retroactively revoked or modified by the IRS. Neither we nor CompuCredit are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

If the spin-off does not qualify as a tax-free transaction, CompuCredit would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to CompuCredit shareholders over CompuCredit’s tax basis in our common stock. In addition, each shareholder who receives our common stock in the spin-off generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the shareholder. Such shareholder would be taxed on the full value of our shares that he or she received (without reduction for any portion of his, her or its tax basis in CompuCredit shares) as a dividend for federal income tax purposes and possibly for purposes of state and local tax law to the extent of his or her pro rata share of CompuCredit’s current and accumulated earnings and profits, if any (including CompuCredit’s taxable gain on the spin-off).

Under current law, assuming certain holding period requirements are met, non-corporate U.S. taxpayers are subject to federal income tax on distributions that are characterized as dividends at a maximum rate of 15 percent. Under current law, individual citizens or residents of the United States are subject to federal income tax on long-term capital gains, that is, capital gains on assets held for more than one year, at a maximum rate of 15 percent.

Even if the spin-off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to CompuCredit under Section 355(e) of the Code if 50 percent or more of CompuCredit’s stock or our stock is acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of CompuCredit’s stock within two years before the spin-off and any acquisitions or issuances of CompuCredit’s stock or our common stock within two years after the spin-off are presumed to be part of such a plan, although we or CompuCredit may be able to rebut that presumption. We are not aware of any acquisitions or issuances of CompuCredit’s stock within the two years before the spin-off that must be taken into account for purposes of Section 355(e) of the Code. If an acquisition or issuance of our stock or CompuCredit’s stock would cause Section 355(e) of the Code to apply, CompuCredit would recognize taxable gain as described above, but the spin-off would generally remain tax-free to each CompuCredit shareholder. Under a tax sharing agreement between CompuCredit and us, we would be required to indemnify CompuCredit against that taxable gain if it were triggered by an acquisition or issuance of our stock.  See “Our Relationship with CompuCredit after the Spin-Off—Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between CompuCredit and us. If we were to be required to indemnify CompuCredit for taxes incurred as a result of the spin-off being taxable, it would have a material adverse effect on our financial condition and results of operations.

Current U.S. Treasury regulations require certain significant CompuCredit shareholders who receive shares of our common stock in the spin-off to attach to their federal income tax returns for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable period of time after the spin-off, CompuCredit will provide these significant shareholders who receive our common stock pursuant to the spin-off with the information necessary to comply with such requirement.

Market for Our Common Stock

There is no existing market for our common stock. We intend to file an application for listing on the NASDAQ Stock Market under the symbol “[    ].”  We also expect that a “when-issued” trading market for our common stock will begin on or around the record date. The term “when-issued” means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the spin-off date, “when-issued” trading in our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

We cannot predict the trading prices for our common stock before or after the spin-off date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	the sale of our shares after the distribution because our business profile and market capitalization may not fit the investment objectives of CompuCredit shareholders;

•	a shift in our investor base;

•	a dislocation in our shareholder base due to the spin-off;

•	the depth and liquidity of the market for our common stock;

•	overall market fluctuations;

•	developments generally affecting the micro-loan industry;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the operating and stock price performance of other comparable companies;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	general economic conditions;

•	changes in accounting standards, policies, guidance, principles or interpretations thereof; and

•	the impact of the factors described in “Risk Factors.”

We have appointed [      ] to serve as transfer agent and registrar for our common stock.

Shares of our common stock distributed to CompuCredit shareholders in the spin-off will be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”), except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal shareholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on the spin-off date, [                 ], provided that, among other things:

•
 the Securities and Exchange Commission (the “SEC”) has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to our registration statement is in effect;

•
we and CompuCredit have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the spin-off;

•	the issuance of a favorable tax ruling from the IRS that the distribution of our stock, and other related internal steps, is a tax-free distribution for federal income tax purposes;

•	NASDAQ has approved our common stock for listing, subject to official notice of issuance;

•
we have completed the transfer of our micro-loan businesses and the associated licenses and registrations relating to these businesses, to Purpose Financial in exchange for CompuCredit’s ownership of all the equity of Purpose Financial, all as described in this information statement;

•
the parties have entered into the separation and distribution agreement, the transition services agreement, the services agreement, the employee matters agreement, the tax sharing agreement, the confidential disclosure agreement, the indemnification and insurance matters agreement and the sublease agreement; and

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect.

The fulfillment of the foregoing conditions will not create any obligation on CompuCredit’s part to effect the spin-off, and CompuCredit’s Board of Directors has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the spin-off date.  CompuCredit may, in its sole discretion, also waive any of these conditions.

Employee Benefits

In connection with the spin-off, we will enter into an employee matters agreement with CompuCredit that will address certain employee compensation and benefit matters.  As a general rule, all CompuCredit and Purpose Financial employees will receive substantially comparable benefits after the spin-off date as those provided to such employees under CompuCredit’s employee benefit plans before the spin-off date. Under the terms of the employee matters agreement, except as otherwise specifically provided in the employee matters agreement, CompuCredit will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by us prior to the spin-off, and Purpose Financial will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by Purpose Financial after the spin-off.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of CompuCredit who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy, sell or hold any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and unless required by U.S. securities law, we will not update the information except in the normal course of our public disclosure obligations and practices.

Accounting Treatment

The spin-off will be accounted for by CompuCredit on a historical cost basis, and no gain or loss will be recorded.

DIVIDEND POLICY

We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by our Board from funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant.

CAPITALIZATION

The following table shows the capitalization of our business as of September 30, 2009 on both an historical basis and pro forma basis giving effect to our anticipated post-spin-off capital structure. You should read this table together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical combined financial statements and notes to those statements, and pro forma financial information included elsewhere in this information statement.

The pro-forma capitalization is not necessarily indicative of our capitalization had the spin-off and our anticipated post-spin-off capital structure been completed on the date assumed. The pro-forma capitalization below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of September 30, 2009
	Historical	Pro Forma
	(Unaudited and Dollars in Thousands)
Cash and cash equivalents	$19.5	$39.5	(a)
Notes payable	$—	$—
Parent’s/shareholders’ equity:
Common stock, no par value per share, [ ] authorized shares, [ ] shares issued	—	126.7
Parent’s/shareholders’ equity	106.7	—
Total parent’s/shareholders’ equity	106.7	126.7
Total capitalization	$106.7	$126.7

(a)	Reflects expected contribution of $20.0 million from CompuCredit to Purpose Financial prior to the spin-off.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our combined financial statements for the years ended December 31, 2008 and 2007 and our condensed combined  financial statements for the nine months ended September 30, 2009 and 2008 and the related notes included therein where certain terms have been defined.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. There are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section. See “Cautionary Notice Regarding Forward-Looking Statements.”

General

Our principal business consists of marketing, servicing and/or originating small-balance, short-term loans (generally less than $500 or the equivalent thereof in the British pound for pound-denominated loans for less than 30 days) through a network of 316 retail branch locations in the U.S. and via the Internet in both the U.S. and the U.K.  Operations through our retail branch locations are referred to as our “Retail Micro-Loans” segment, while our U.K.-based loans made through the Internet are referred to as our “U.K. Internet Micro-Loans” segment or “MEM”.  Loans made via the Internet within the U.S. comprise an insignificant portion of our current operations and are included in our “U.S. Internet Micro-Loans” segment. We refer to the entirety of these business segments as our “micro-loan” businesses.

Retail Micro-Loans Segment

In most of the states in which our Retail Micro-Loans segment operates, we make loans directly to customers against personal checks, which are held until the customers repay the loan principal and fees or until the holding period has expired (typically 14 days). This form of business is generally referred to as a “deferred presentment” service. In exchange for this service, we receive an earned check fee typically ranging from approximately 15% to 17% of the advance amount. This deferred presentment model operates under the authority of state-governed enabling statutes. The form and structure of these deferred presentments may change in accordance with corresponding changes in state, local and federal law.

We also cash checks for our customers at a fee calculated as a percentage of the face of the check in certain locations. We also may charge and collect additional fees for loan originations, returned checks, late fees and other fees as allowed by governing laws and statures. Currently, origination fees range from $15 to $30 dollars but are subject to change pursuant to changes in applicable laws. Fees for returned items declined due to NSF and closed accounts are typically set by state and range from $30 to $50, while late fees, which also vary by state, can be as high as $50.

Customers obtain micro-loans from us by visiting our retail storefronts and completing the loan application process. Once the application is completed by the customer, the store personnel review the documents to ensure that the information provided is accurate and sufficient to make an informed underwriting decision.  Once approved by our underwriting model, the customer signs an agreement that outlines the micro-loan terms. The customer then provides a check or ACH authorization to cover the amount of the micro-loan plus any fees or interest associated with the micro-loan. By signing the micro-loan agreement, the customer agrees to return on the date specified, typically his/her pay date to “buy back” his/her check or revoke his/her ACH authorization, thus repaying the micro-loan including any fees or interest outstanding. Should the customer fail to return on the specified date, we may deposit his/her check or initiate the ACH previously authorized by the customer. In addition to the balance of the micro-loan and associated fees or interest, we may also seek to collect any applicable NSF and/or late fees accrued.

In states where permissible by law, we may offer alternative products to micro-loan customers as well as to customers who do not obtain micro-loans from us. Product and service offerings include check cashing in Ohio, as well as services offered by independent third parties through contractual agreements with us. These third-party products and services include tax preparation services, money order and wire transfer services and bill payment services.

Our deferred presentment service businesses are regulated directly and indirectly under various federal and state consumer protection and other laws, rules and regulations, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act, the federal Gramm-Leach-Bliley Act and federal Telemarketing and Consumer Fraud and Abuse Prevention Act. These statutes and their enabling regulations, among other things, impose disclosure requirements when a consumer loan or cash advance is advertised and when the account is opened.

In addition, various state statutes limit the rate and fees that may be charged, prohibit discriminatory practices in extending credit, impose limitations on the number and form of transactions and restrict the use of consumer credit reports and other account-related information. Many of the states in which these businesses operate have various licensing requirements and impose certain financial or other conditions in connection with their licensing requirements. Any adverse change in or interpretation of existing laws or regulations or the failure to comply with any such laws and regulations could result in fines, class-action litigation, or interruption or cessation of certain business activities. Any of these events could have a material adverse effect on our business. In addition, there can be no assurance that amendments to such laws and regulations or new or more restrictive laws or regulations, or interpretations thereof, will not be adopted in the future which may make compliance more difficult or expensive, further limit or restrict fees and other charges, curtail current operations, restrict our ability to expand operations or otherwise materially adversely affect our businesses or prospects.  For example in the state of South Carolina, new laws have been enacted to require the use of a database to limit consumers to one outstanding micro-loan.  The effects of this new regulation could result in a loss of customers because many of our customers currently have outstanding loans with our competitors in addition to us, and they will be forced to choose and utilize the services of only one micro-loan provider. We are active in the Financial Service Centers of America “FISCA” and continually monitor federal, state and local regulatory activity through FISCA, as well as state and local lobbyists.

From the inception of our retail micro-loan operations through mid-2007, we embarked on a strategy of converting our mono-line micro-loan storefronts into neighborhood financial centers offering a wide array of financial products and services, including auto insurance, stored-value cards, check cashing, money transfer, money order, bill payment, auto title loans and tax preparation service assistance. These new products had some success in improving foot traffic within our storefronts and increasing our revenues on a per store basis. In certain states, however, we saw increasingly stringent lending regulations (which in many cases precluded the execution of our multi-product line strategy) and possible evidence of market saturation, both of which resulted in revenue growth that did not meet our expectations. At the same time, we saw rising delinquencies and charge offs in almost all of the states where we had retail micro-loan operations. After evaluating the operations of our Retail Micro-Loans segment on a state-by-state basis, it became evident during 2007 that the potential risk-adjusted returns expected in certain states did not justify the ongoing required investment in the operations of those states. As a result, during the fourth quarter of 2007, we decided to pursue a sale of our Retail Micro-Loans segment’s operations in six states:  Florida; Oklahoma; Colorado; Arizona; Louisiana; and Michigan. Through a series of staged closings with a single buyer, the first of which was completed July 31, 2008, we completed the sale of operations in three states (Florida, Louisiana, and Arizona) in the third quarter of 2008. By September 30, 2008, we had closed all remaining storefronts in Michigan and our unprofitable storefronts in Colorado and Oklahoma. For a limited number of profitable storefronts in Colorado and Oklahoma, however, we elected to continue operations, and we have removed these storefronts from discontinued operations in our combined statements of operations for all periods presented. Our various discontinued operations within these six states were classified as assets held for sale on our December 31, 2007 combined balance sheet and are included in the discontinued operations category in our combined statements of operations for all periods presented.

During the first quarter of 2008, after reevaluating the capital required for sustaining start-up losses associated with our eighty-one store locations in Texas, we decided to pursue a sale of our Texas store locations—a sale that was completed in April 2008. We have included our Texas results in the discontinued operations category in our combined statements of operations for all periods presented.

Additionally, during the second quarter of 2009, we elected to close all the remaining locations in Arkansas due to an increasingly negative regulatory environment.  We have included our Arkansas results in the discontinued operations category in our combined statements of operations for all periods presented.

During the first half of 2006, we began exploring potential international market opportunities for our Retail Micro-Loans segment. As part of this effort, we focused on potential opportunities in the U.K.  To test market receptiveness for our products in the U.K. we opened a total of four locations during 2006 and 2007.  Subsequently, capital requirements to continue these exploratory operations became excessive and we decided to discontinue our efforts and closed these locations during the nine months ended September 30, 2009.

During 2008 and 2007, we closed 10 and 26 locations, respectively (other than those closed as part of our discontinued operations) and did not open any new locations. For the nine months ended September 30, 2009 and 2008 we closed 7 and 6 stores, respectively (other than those closed as part of our discontinued operations) and did not open any new locations.  Included in the 2009 store closures are all of our storefront locations associated with our U.K. storefront operations.  Currently, we are not planning to expand the current number of locations in any new or existing markets; instead, we likely will continue to look at closing individual locations that do not meet our profitability thresholds. In addition, we will continue to evaluate our risk-adjusted returns in the states comprising the continuing operations of our Retail Micro-Loans segment.

U.K. Internet Micro-Loans Segment

In April 2007, we acquired 95% of the outstanding shares of MEM (or “Month End Money”), a leading provider in the U.K. of Internet-based, short-term, micro-loans, for £11.6 million ($22.9 million) in cash from which we recorded goodwill of £11.0 million ($21.7 million). Under the original MEM purchase agreement, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended December 31, 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million, although none of the earn-out performance conditions was satisfied for 2007 and 2008. The MEM acquisition agreement was amended in early 2009 to remove the sellers’ earn-out rights and in exchange to increase the seller’s continuing minority ownership interest in MEM from 5.0% to 24.0%.

Using proprietary analytics to market, underwrite and manage loans to consumers in need of short-term financial assistance, MEM loans are made for a period of up to 40 days and are repayable in full on the customer’s next payday.  A typical customer is 22 to 35 years of age, has average net monthly income of £1,300, works in an office or skilled environment and borrows £200. In exchange for this service, we receive a fee, typically equal to 25% of the advance amount.

Internet micro-loans are predominantly made by directing the customer to the MEM website generally through direct marketing. Once at the website, the customer completes an online application for a loan by providing his or her name, address, employment information, desired loan amount and bank account information.  This information is automatically screened for fraud and other indicators and based on this information an application is immediately approved or declined.  In some cases, additional information may be required from the applicant prior to making a loan decision.  Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is directly deposited onto a customer’s debit card. At the agreed upon repayment date, the customer’s debit card is automatically charged for the full amount of the loan plus applicable fees. If repayment is not made at the agreed upon repayment date, MEM will continually seek to contact the customer in order to collect the amount due. We will either seek full repayment or by agreement with the customer collect the amount under a repayment schedule of up to six months (depending on the amount due). After 90 days of in-house collection activity, the account will be transferred to a third-party collection agency with an aim of maximizing recovery of the charged-off debt.

Our MEM, U.K.-based, Internet, micro-loan operations are subject to U.K. regulations that provide similar consumer protections to those provided under the U.S. regulatory framework. MEM is directly licensed and regulated by the Office of Fair Trading (“OFT”).  MEM is governed by an extensive regulatory framework, including the following:  Consumer Credit Act, Data Protection Act; Privacy and Electronic Communications Regulations; Consumer Protection and Unfair Trading regulations; Financial Services (Distance Marketing) Regulations; Enterprise Act; Money Laundering Regulations and ASA adjudications. The aforementioned legislation imposes strict rules on the look and content of consumer contracts, how interest rates are calculated and stated, advertising in all forms, who we can contact and disclosures to consumers, among others. The regulators such as the OFT provide guidance on consumer credit practices including collections.  The regulators are constantly reviewing legislation and guidance in many areas of consumer credit. MEM is involved in discussions with the regulators via trade groups while keeping up to date with any regulatory changes and implementing them where and when required.

We have historically funded the growth in MEM through additional capital investments; however, in November 2007, our MEM, U.K.-based, Internet, micro-loan operations entered into a financing agreement, which allowed it to borrow up to £6.5 million ($10.1 million at September 30, 2009 exchange rates) to finance its operations. This financing arrangement is payable upon demand and is secured by MEM’s underlying assets; MEM had repaid all but an equivalent of $1.6 million of this facility as of September 30, 2009 and is expected to fully repay this facility by December 31, 2009, at which time the lender intends to cancel the facility.

U.S. Internet Micro-Loans Segment

Our U.S. Internet Micro-Loans segment is comprised of our U.S.-based, Internet micro-loan offerings; its operations are start-up and limited in nature and are not yet material to our combined results of operations. We intend to continue testing the extension of our U.K. Internet micro-loan platform, underwriting techniques and marketing approaches within the U.S. at a measured pace, and depending upon the results of this testing, we may significantly grow Internet-based micro-loan cash advance lending within the U.S.

Sources of Net Revenue

Our U.S. and U.K. net revenue (in thousands) by product during the nine months ended September 30, 2009 and the years ended December 31, 2007, and 2008 are as follows:

	U.S.			U.K.
	Sept. 30, 2009	Dec. 31, 2008	Dec. 31, 2007	Sept. 30, 2009	Dec. 31, 2008	Dec. 31, 2007
	(Unaudited)			(Unaudited)
Cash advance revenue	$44,336	$64,924	$79,828	$45,641	$37,670	$5,988
Installment loan revenue	1,394	2,180	211	—	—	—
Check cashing revenue	6,301	1,210	143	—	—	—
Ancillary product revenue	714	922	2,018	—	—	—
Third-party lender revenue (1)	—	325	5,249	—	—	—
Total net revenue	$52,745	$69,561	$87,449	$45,641	$37,670	$5,988

(1)
Through the fall of 2007, True Financial, a subsidiary within our Retail Micro-Loans segment, served as a lender to Texas residents in association with three unaffiliated third-party credit services organization (“CSO”) companies. Under this arrangement, the unaffiliated CSOs typically offered a fee-based credit services package to assist customers in trying to improve their credit and in obtaining a short-term, cash advance loan from us. Under the terms of separate agreements entered into during 2005 and 2006, the third-party CSOs referred customers in Texas to us, processed loan applications on our behalf, and committed to reimburse us for any loans and certain related fees that we were not able to collect from these customers. Late in 2007, we sold a substantial  majority of the portfolios related to this particular lending activity at their face amount, and after collecting those loans that we did not sell, we ceased this lending activity altogether.

Seasonality

Our business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Typically, demand increases in the third and fourth quarters of each year as customer cash requirements increase with back-to-school and holiday purchases, and decreases in the first quarter of each year, as our customers’ cash flows increase due to income tax refunds. For those reasons, our provision for loan losses is typically lowest as a percentage of net revenue in the first quarter of each year, and increases as a percentage of net revenue for the remainder of each year. This seasonal demand requires us to manage our cash flows accordingly. If our revenues or collections were to decrease significantly below historical trends during certain periods, our ability to meet our working capital requirements may be adversely affected, which could have a significant adverse effect on our business, prospects, results of operations and financial condition.

In addition, our quarterly results have fluctuated in the past and are likely to continue to fluctuate in the future because of the seasonal nature of our business. Therefore, our quarterly revenues and results of operations are difficult to forecast, which in turn could cause our quarterly results not to meet the expectations of securities analysts or investors. Our failure to meet expectations could cause a material drop in the market price of our common stock.

Impact of Inflation

We believe our results of operations are not dependent upon or significantly affected by recent prior or current levels of inflation.

Significant Recent Developments

The most significant developments within or changes to our business during the nine months ended September 30, 2009 were:

•
Continuing legislative and  regulatory pressures within the U.S. at the federal and state levels, including regulatory challenges in the state of Arkansas that precluded us from continuing operations under our current business model in that state;

•	Continued adjustments to our underwriting scoring models, significantly reducing losses for both our Retail Micro-Loans and our U.K. Internet Micro-Loans segments;

•	Adoption of a more aggressive advertising campaign for both our Retail Micro-Loans and our U.K. Internet Micro-Loans segments;

•	Reduction of overhead headcount and cost structure in response to the economic downturn and the cessation of our operations in Arkansas;

•	Recognition of a $20.0 million goodwill impairment charge within our Retail Micro-Loans segment;

•	Cessation of an open-ended line of credit offering in Wisconsin and our recognition of additional related losses; and

•	Costs incurred to develop an underwriting model through which we can offer products to unbanked consumers within our Retail Micro-Loans segment.

The most critical of these developments is the continuing legislative and regulatory pressures that we face at the federal and state levels within the U.S. For example, legislation was enacted in Ohio in November 2008 to effectively prohibit the issuance of our traditional cash advance micro-loan offering under the fee structure necessary to profitably continue operations. Instead, to continue operating profitably within Ohio, we were required to register under and begin operating (by making micro-loans to consumers and issuing the proceeds of those loans on a check) under the Ohio Small Loan Act. These developments caused a loss in revenues within Ohio generally throughout 2008, followed by a period of resumed Ohio growth and profitability that began upon our registration under the Ohio Small Loan Act. Additionally, we discontinued our Arkansas operations in June 2009 in response to an increasingly adverse regulatory environment within that state.

Results of Operations for the Nine Months Ended September 30, 2009 and 2008

The following table presents (in thousands) the combined results of operations for the nine months ended September 30, 2009 and 2008:

	For the Nine Months Ended September 30,
	2009	% of Net Revenue	2008	% of Net Revenue	Income Increase (Decrease)
	(Unaudited)		(Unaudited)
Net revenue	$98,386	100.0%	$76,390	100.0%	$21,996
Direct expense
Salaries and benefits	20,734	21.0%	19,484	25.5%	(1,250)
Occupancy	8,773	8.9%	8,643	11.3%	(130)
Advertising	9,722	9.9%	3,353	4.4%	(6,369)
Depreciation	2,462	2.5%	2,400	3.1%	(62)
Provision for loan losses	20,157	20.5%	19,217	25.2%	(940)
Other	3,510	3.6%	3,600	4.7%	90
Total direct expense	65,358	66.4%	56,697	74.2%	(8,661)
Contribution margin	$33,028	33.6%	$19,693	25.8%	$13,335
Other expense
General and administrative	$13,075	13.3%	$13,165	17.2%	$90
Amortization of intangible assets	21	0.0%	82	0.1%	61
Goodwill impairment	20,000	20.3%	—	0.0%	(20,000)
Other	506	0.5%	94	0.1%	(412)
Loss on foreign currency translation	49	0.1%	11	0.0%	(38)
Interest expense	184	0.2%	727	1.0%	543
Total other expense	$33,835	34.4%	$14,079	18.4%	$(19,756)
Income tax (expense) benefit	$(4,131)	-4.2%	$115	0.2%	$(4,246)
Net (income) loss attributable to noncontrolling interests	$(2,351)	-2.4%	$47	0.1%	$(2,398)

Net Revenue

Revenue for all three of our business segments primarily consists of fees and/or interest earned on our various micro-loan products. The principal cause for the increase in net revenue was continued growth in our MEM operations in the U.K. which experienced an 83.1% ($20.6 million) increase between the periods.

Salaries and Benefits

Salaries and wages increased primarily as a result of our growth in the U.K. Internet Micro-Loans Segment which grew throughout late 2008 and into 2009. We expect that this expense caption will continue to grow, albeit at a more moderate pace as we continue to expand our MEM operations. Our Retail Micro-Loans segment experienced no material change in period-over-period salaries and benefits costs, and we expect no material salaries and benefits costs changes within this segment.

Occupancy

Occupancy expense for the nine months ended September 30, 2009 increased slightly over the same period of the prior year.  Driving the slight increase was increased occupancy costs associated with our MEM operations, which expanded their leased space to accommodate growth. Offsetting the increase for the nine months ended September 30, 2009 are charges for uncollectible lease deposits incurred during the 2008 period within our Retail Micro-Loans segment associated with individual store closure actions for stores that did not meet our profitability thresholds—charges that we did not incur at the same level in 2009. Additionally, we closed nine retail stores within our continuing operations between January, 2008 and September, 2009, which resulted in a modest trending decline in occupancy expense throughout this period. We do not expect any further significant changes to our occupancy costs for the remainder of 2009, and while we do anticipate growth in our operations during 2010, we expect this growth will not require material increases in our occupancy costs.

Advertising

Advertising expense primarily consists of costs associated with directing customer traffic to our MEM website.  Increased Internet lead generation costs along with rapid loan growth in our MEM operations has resulted in increased overall advertising costs. Some additional advertising expense is incurred by our Retail Micro-Loans segment, although at significantly lower levels than for MEM; the Retail Micro-Loans segment’s advertising has historically consisted of direct mail programs, print advertisement campaigns and other media. However this segment undertook new advertising strategies in 2009 to replace some of these marketing channels with direct referral programs which have lowered costs and increased customer loan applications.

Depreciation

The slight depreciation expense increase is due primarily to the addition of capital assets associated with our MEM operations, offset, however, by the maturing of long-lived assets associated with our Retail Micro-Loans segment.  We expect that our depreciation expense will increase modestly over the next several quarters as we anticipate modest increased capital spending within all our business operations as we expand their operations.

Provision for Loan Losses

In the latter part of 2008, we developed and implemented a new underwriting scoring model for all three of our micro-loan segments, resulting in significantly lower loss rates relative to prior periods. As a result, our provision for loan losses as a percentage of net revenue has fallen period over period from 25.2% down to 20.5%. Our allowance for uncollectible loans and fees receivable as a percentage of our loans and fees receivables, gross was 14.5% and 13.2% at September 30, 2009 and September 30, 2008, respectively. While we believe that our current loan loss rates are slightly below where we expect them to be over the next year, we do feel that our improved underwriting methodology is serving significantly to control our loan losses.

General and Administrative

General and administrative expenses decreased in 2009 for our Retail Micro-Loan operations reflecting diminished salary and benefit costs due to our ongoing cost cutting efforts and our decision to discontinue operations in the state of Arkansas.  Offsetting this decline was increased expense associated with our MEM operations as we continued to expand throughout 2009 including a new lease in Bicester, U.K. We expect general and administrative expenses to increase after the spin-off due to the overhead costs of being an independent publicly held company. We currently estimate that such costs will approximate $2.9 million in 2010.

Amortization of Intangible Assets

Amortization of intangible assets decreased period over period primarily due to our May 2009 decision to discontinue our Arkansas retail micro-loans operations.  As a result we allocated intangible assets that we determined had an indefinite benefit period between our retained Retail Micro-Loans segment operations and our discontinued Arkansas operations, thereby resulting in a $0.2 million impairment loss that is reported within loss from discontinued operations in 2009. As a result we expect our amortization of intangibles to remain at its current level as we continue to amortize the remaining balance.

Goodwill Impairment

In connection with our May 2009 decision to discontinue our Arkansas retail micro-loan operations, we allocated goodwill between our retained Retail Micro-Loans segment operations and our discontinued Arkansas operations, thereby resulting in a $3.5 million impairment loss that is reported within loss from discontinued operations in the nine months ended September 30, 2009. In connection with this reallocation, we performed a valuation analysis with respect to the remaining goodwill associated with our continuing Retail Micro-Loans segment operations based on current internal projections of residual cash flows and existing market data supporting valuation prices of similar companies; this analysis yielded an additional $20.0 million goodwill impairment charge associated with these continuing operations that is reflected within our condensed combined statement of operations for the nine months ended September 30, 2009.

Interest Expense

Interest expense declined period over period as we paid down the facility associated with our MEM operations.  We expect to have this facility fully repaid by the end of 2009, and absent additional financing for our businesses, we expect to have minimal interest expense for the remainder of 2009 and into 2010.

Income Tax (Expense) Benefit

All of the operations of our Retail Micro-Loans and U.S. Internet Micro-Loans segments are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. For this reason, none of the entities included within these segments have ever been subject to federal, state or local income taxes. Instead, their earnings have been taxed for federal, state and local income tax purposes directly to the owning member of these entities, which has generally been either CompuCredit Holdings Corporation or its predecessor under U.S. income tax laws, CompuCredit Corporation, neither of which will be distributed entities in the proposed spin-off transaction. Nevertheless, we have included within our combined financial statements for all periods presented CompuCredit Holdings Corporation’s share of all current and deferred income tax expenses/benefits and liabilities/assets associated with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ activities because:

•
Purpose Financial, which will undertake ownership of our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities after the spin-off, will be included in future combined financial statements with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities upon its formation and prospectively after the spin-off;

•	Purpose Financial will be subject to future federal, state and local income taxes on the income of the Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities; and

•
under the terms of our tax sharing agreement, CompuCredit Holdings Corporation, upon its contribution to Purpose Financial of the assets of our Retail Micro-Loans and U.S. Internet Micro-Loans segments (several of which will have book versus tax basis differences), also will contribute all of its current and deferred income tax receivables and payables associated with the activities of our Retail Micro-Loans and U.S. Internet Micro-Loans segments.

We have not recorded any U.S. income tax expense related to our U.K. Internet Micro-Loans segment because we intend to reinvest indefinitely this segment’s earnings overseas without repatriating them to the U.S.

We have experienced no significant changes in filing jurisdictions, statutory rates or permanent differences (other than foreign earnings associated with our U.K. Internet Micro-Loans segment) period over period, and the variance in the effective tax rates relative to both U.S. and U.K. statutory rates and between periods is principally caused by valuation allowances necessary against net deferred tax assets. For details concerning income tax expense by segment, see Note 2, Segment Reporting, in the notes to our combined financial statements for the nine months ended September 30, 2009 and 2008.

Noncontrolling Interests

We reflect the ownership interests of noncontrolling holders of equity in our majority-owned subsidiaries as noncontrolling interests in our combined statements of operations. Trending increases in noncontrolling interests income allocations are driven by growing profitability in our U.K. Internet Micro-Loans segment, which is the only segment in which  noncontrolling interests have ownership interests.

Financial, Operating and Statistical Data

Financial, operating and statistical metrics for our continuing combined micro-loan operations are detailed in the following table for the nine months ended September 30, 2009 and 2008. As discussed elsewhere in this information statement, continuing operations in these periods included our Retail Micro-Loans segment’s operations in nine states (Alabama, Colorado, Kentucky, Mississippi, Ohio, Oklahoma, South Carolina, Tennessee, and Wisconsin).

	For the Nine Months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Number of customers served—all credit products	233,759	201,083
Number of cash advances originated	1,325,002	1,148,764
Aggregate principal amount of cash advances originated (in thousands)	$495,069	$421,505
Average amount of each cash advance originated	$376	$373
Aggregate Fee Amount (in thousands)	$90,727	$81,593
Average charge to customers for providing and processing a cash advance	$71	$74
Average duration of a cash advance (days)	21	20
Number of installment loans originated	12,467	10,296
Aggregate principal amount of installment loans originated (in thousands)	$5,340	$4,779
Average principal amount of each installment loan originated	$428	$464

The increase in cash advances originated is due to the significant growth experienced in our MEM operations, which increased cash advance originations by 57% period over period.  This increase in our MEM originations also helped to increase the average amount of each cash advance originated as our MEM operation generally advance larger loans (measured in U.S. dollars) to its customer base than our Retail Micro-Loans segment does. These MEM operation factors were partially offset, however, by the effects of new Retail Micro-Loans segment underwriting score tables and criteria implemented late in 2008. The implementation of these new underwriting score tables and criteria has reduced our credit losses, along with the desired reduction of cash advance sizes and the elimination of loans to many high-risk customers to whom we would have lent under prior criteria.

The following tables present financial, operating and statistical metrics (dollars in thousands) for the continuing operations of our Retail Micro-Loans segment for the nine months ended September 30, 2009 and 2008.

	For the Nine Months Ended September 30,
	2009		2008		Income Increase (Decrease)
Per store (based on weighted average number of storefronts open during the period):	Dollars	% Net Revenues	Dollars	% Net Revenues	Dollars	%
	(Unaudited)		(Unaudited)
Net revenue	$166	100.0%	$159	100.0%	$7	4.4%
Direct expense
Salaries and benefits	44	26.5%	44	27.7%	—	0.0%
Provision for loan losses	21	12.7%	22	13.8%	1	4.5%
Occupancy	23	13.9%	24	15.1%	1	4.2%
Depreciation	4	2.4%	6	3.8%	2	33.3%
Advertising	7	4.2%	3	1.9%	(4)	-133.3%
Other	11	6.6%	11	6.9%	—	0.0%
Total direct expense	110	66.3%	110	69.2%	—	0.0%
Contribution margin	$56	33.7%	$49	30.8%	$7	14.3%

Net revenue per store and contribution margin per store location increased primarily due to the improvements in the state of Ohio, which in 2008 was adversely affected by legislation that effectively prohibited the issuance of traditional cash advance micro-loans under a fee structure necessary to profitably continue operations. Late in 2008 and throughout 2009, we re-established our footprint in the state of Ohio by offering an alternative product under the Ohio Small Loan Act. Offsetting this, however, was the implementation of our new underwriting methodology which has reduced the gross number of loans that we issue per store.

As the Ohio storefront locations remained open during the transition to the new alternative lending product, store costs were still incurred without corresponding revenues.  As such, all expense categories are consistent year over year as we did not open or close a significant number of storefront locations (excluding those associated with discontinued operations).  Absent aggressive store openings or closures, we expect for costs to continue at current levels while revenues and contribution margin per store are expected to climb modestly as we continue to revise and enhance our underwriting methodology.

	For the Nine Months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Beginning number of locations included in continuing operations	350	410
Locations reclassified from discontinued operations	—	31
Closed locations	(7)	(6)
Locations classified as discontinued operations (1)	(27)	—
Locations sold	—	(81)
Ending number of locations included in continuing operations	316	354
(1)	Reflects stores located in the state of Arkansas.

In addition to the locations associated with our discontinued operations in the state of Arkansas, we closed a modest number of locations that did not meet our profitability thresholds.

Results of Operations for the Years Ended December 31, 2008 and 2007

The table below presents (in thousands) the combined statements of operations for the years ended December 31, 2008 and 2007.  A review of the table and the discussion thereof below should be made with the understanding that all categories below are affected to varying degrees by the inclusion of 12 months of our MEM operations in 2008, while 2007 includes MEM operations for only the nine months that we owned MEM in that year. As such, discussions below will focus on the quantitative and qualitative factors impacting results, rather than the difference in number of months included.

	For the Year Ended December 31,
	2008	% of Net Revenue	2007	% of Net Revenue	Income Increase (Decrease)

Net revenue	$107,231	100.0%	$93,437	100.0%	$13,794
Direct expense
Salaries and benefits	26,242	24.5%	23,303	24.9%	(2,939)
Occupancy	11,562	10.8%	10,744	11.5%	(818)
Advertising	5,963	5.6%	1,353	1.4%	(4,610)
Depreciation	3,295	3.1%	2,656	2.8%	(639)
Provision for loan losses	26,111	24.4%	17,877	19.1%	(8,234)
Other	4,891	4.6%	4,397	4.7%	(494)
Total direct expense	78,064	73.0%	60,330	64.4%	(17,734)
Contribution margin	$29,167	27.0%	$33,107	35.6%	$(3,940)
Other expense
General and administrative	$16,667	15.5%	$18,964	20.3%	$2,297
Amortization of intangible assets	93	0.1%	1,560	1.7%	1,467
Goodwill impairment	—	0.0%	48,449	51.9%	48,449
Other	523	0.5%	125	0.1%	(398)
Loss (gain) on foreign currency translation	5	0.0%	(10)	0.0%	(15)
Interest expense	1,015	1.0%	409	0.4%	(606)
Total other expense	$18,303	17.1%	$69,497	74.4%	$51,194
Income tax expense	$(523)	-0.5%	$(3,945)	-4.2%	$3,422
Net (income) loss attributable to noncontrolling interests	$(96)	-0.1%	$58	0.1%	$(154)

Net Revenue

The increase in 2008 versus 2007 is primarily the result of the inclusion of our MEM operations for the full 12 months of 2008 versus only approximately nine months for 2007 subsequent to our April 2007 acquisition of these operations. However, this increase is offset by a $7.9 million reduction in net revenue in Ohio during 2008 given then-uncertainty as to our ability to continue operations in light of legislation enacted in Ohio in May 2008 that effectively prohibited the issuance of traditional cash advance micro-loans under a fee structure necessary to profitably continue such operations. Late in 2008 and throughout 2009, we have been successful in re-establishing our footprint in the state of Ohio by obtaining licensing under and operating with an alternative product under the Ohio Small Loan Act. Additionally, pursuant to the adoption of FISCA best practices, we lowered the advance size in Wisconsin, which resulted in a decline in revenue. There was a 12.9% adverse net revenue effect associated with the Ohio and Wisconsin operational changes.

Salaries and Benefits

Salaries and benefits increased primarily as a result of growth in our MEM operations throughout 2008 as additional personnel were added to manage MEM’s significant loan growth. Offsetting this increase were modest declines in salaries and related benefit expenses associated with a small number of store closures within our Retail Micro-Loans segment’s continuing operations.

Occupancy

Driving the slight increase was increased occupancy costs associated with our MEM operations which increased their lease space to accommodate growth during 2008. Additionally, charges incurred for uncollectible lease deposits during 2008 for our Retail Micro-Loans segment’s operations were significantly less than similar charges incurred during 2007.  Offsetting this slight increase was the reduction in occupancy costs incurred during 2008 as a result of the sale and/or closure of storefronts within our Retail Micro-Loans segment’s continuing operations in 2008.

Advertising

Advertising expense primarily consists of costs associated with using Internet lead generation providers and services to direct customer traffic to our MEM website. Increased Internet lead generation costs corresponding to rapid loan growth in our MEM operations resulted in increased overall advertising costs. Additional expense also was incurred by our Retail Micro-Loans segment, although at significantly lower levels; this expense relates to television, print and radio advertisements.

Depreciation

The depreciation expense increase is due primarily to the addition of capital assets associated with our MEM operations, offset by the maturing the long-lived assets of our Retail Micro-Loans segment.

Provision for Loan Losses

Increased loan originations primarily within our MEM operations contributed to the year-over-year increase. However, our provision for loan losses as a percentage of net revenue also increased—from 19.1% in 2007 to 24.3% in 2008—primarily due to the effects of less profitable growth during this time period (which was prior to our late 2008 development and implementation of new underwriting scoring models for all three of our micro-loans segments, resulting in significantly lower loss rates). Our allowance for uncollectible loans and fees receivable is comparable between period ends—falling slightly from 13.8% at December 31, 2007 to 13.6% at December 31, 2008.

General and Administrative

General and administrative expense decreased primarily given our significant focus throughout 2008 on reducing overhead costs in light of the reduced number of storefronts operated within our Retail Micro-Loans segment. This accounts for much of the dollar reduction in these costs, and the dollar cost reductions were significant enough to offset the partial year general and administrative cost inclusion for MEM in 2007. Our MEM operations and revenue growth contributed to the reduction in general and administrative costs as a percentage of net revenue because the MEM Internet product offering requires less general and administrative costs than those costs necessary at comparable revenue growth levels within our Retail Micro-Loans segment.

Amortization of Intangible Assets

Amortization of intangibles fell significantly between years primarily due to several intangible assets associated with our Retail Micro-Loan segment reaching the end of their estimated useful life.

Goodwill Impairment

During December 2007, we approved a formal plan to sell our Retail Micro-Loan segment’s operations located in six states and representing 105 storefront locations. Based on our annual assessment of the fair value of our Retail Micro-Loans segment in accordance with applicable accounting standards, we recorded a fourth quarter of 2007 goodwill impairment charge of $48.4 million to properly report goodwill at its fair value at December 31, 2007. We determined this impairment based on current market conditions, information available used in conjunction with our calculation of the expected present value of future cash flows associated with the business and the prices of comparable businesses.

Interest Expense

In November 2007, our MEM operations entered into a financing agreement, which allowed it to borrow up to £6.5 million ($10.1 million at September 30, 2009 exchange rates) to finance its operations. Interest incurred on this facility caused the increase in interest expense between periods.

Income Tax Expense

All of the operations of our Retail Micro-Loans and U.S. Internet Micro-Loans segment are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. For this reason, none of the entities included within these segments have ever been subject to federal, state or local income taxes. Instead, their earnings have been taxed for federal, state and local income tax purposes directly to the owning member of these entities, which has generally been either CompuCredit Holdings Corporation or its predecessor under U.S. income tax laws, CompuCredit Corporation, neither of which will be distributed entities in the proposed spin-off transaction. Nevertheless, we have included within our combined financial statements for all periods presented CompuCredit Holdings Corporation’s share of all current and deferred income tax expenses/benefits and liabilities/assets associated with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ activities because:

•
Purpose Financial, which will undertake ownership of our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities after the spin-off, will be included in future combined financial statements with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities upon its formation and prospectively after the spin-off;

•	Purpose Financial will be subject to future federal, state and local income taxes on the income of the Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities; and

•
under the terms of our tax sharing agreement, CompuCredit Holdings Corporation, upon its contribution to Purpose Financial of the assets of our Retail Micro-Loans and U.S. Internet Micro-Loans segments (several of which will have book versus tax basis differences), also will contribute all of its current and deferred income tax receivables and payables associated with the activities of our Retail Micro-Loans and U.S. Internet Micro-Loans segments.

We have not recorded any U.S. income tax expense related to our U.K. Internet Micro-Loans segment because we intend to reinvest indefinitely this segment’s earnings overseas without repatriating them to the U.S.

We have experienced no significant changes in filing jurisdictions, statutory rates or permanent differences (other than foreign earnings associated with our U.K. Internet Micro-Loans segment) period over period, and the variance in the effective tax rates relative to both U.S. and U.K. statutory rates and between periods is principally caused by valuation allowances necessary against net deferred tax assets. For details concerning income tax expense by segment, see Note 3, Segment Reporting, in the notes to our combined financial statements for the years ended December 31, 2008 and 2007.

Noncontrolling Interests

We reflect the ownership interests of noncontrolling holders of equity in our majority-owned subsidiaries as noncontrolling interests in our combined statements of operations. Trending increases in noncontrolling interests income allocations are driven by growing profitability in our U.K. Internet Micro-Loans segment, which is the only segment in which  noncontrolling interests have ownership interests.

Financial, Operating and Statistical Data

Financial, operating and statistical metrics for our continuing combined micro-loan operations are detailed in the following table for the years ended December 31, 2008 and 2007. As discussed elsewhere in this information statement, continuing operations in these periods included our Retail Micro-Loans segment’s operations in nine states (Alabama, Colorado, Kentucky, Mississippi, Ohio, Oklahoma, South Carolina, Tennessee, and Wisconsin).

	For the Year Ended December 31,
	2008	2007
Number of customers served—all credit products	240,729	207,233
Number of cash advances originated	1,570,305	1,513,728
Aggregate principal amount of cash advances originated (in thousands)	$578,117	$546,071
Average amount of each cash advance originated	$374	$361
Aggregate Fee Amount (in thousands)	$111,139	$95,437
Average charge to customers for providing and processing a cash advance	$74	$64
Average duration of a cash advance (days)	20	18
Number of installment loans originated	14,419	4,943
Aggregate principal amount of installment loans originated (in thousands)	$6,626	$2,170
Average principal amount of each installment loan originated	$460	$439

The increase in cash advances originated is due to the significant growth experienced in our MEM operations which increased cash advance originations by 290.4% year over year.  This increase was offset by a decline in the number of cash advances originated within our Retail Micro-Loans segment due to: (1) legislation enacted in the state of Ohio effectively prohibiting the issuance of traditional cash advance micro-loans under a fee structure necessary to profitably continue operations—such legislation effectively causing us to suspend loan originations in Ohio until late in 2008 (at which time we obtained licensing under and began offering an alternative product under the Ohio Small Loan Act); and (2) improved underwriting late in 2008 which caused more initial declines on new loan applications than in past periods. The increase in our MEM originations also helped to increase the average amount of each cash advance originated as our MEM operation generally advances larger loans (measured in U.S. dollars) to its customer base than does our Retail-Micro Loans segment.

The following tables present financial, operating and statistical metrics (dollars in thousands) for the continuing operations of our Retail Micro-Loans segment for the years ended December 31, 2008 and 2007.

	For the Year Ended December 31,
	2008		2007		Income Increase (Decrease)
Per store (based on weighted average number of storefronts open during the period):	Dollars	% Net Revenues	Dollars	% Net Revenues	Dollars	%
Net Revenue	$217	100.0%	$267	100.0%	$(50)	-18.7%
Direct expense
Salaries and benefits	59	27.2%	62	23.2%	3	4.8%
Provision for loan losses	31	14.3%	47	17.6%	16	34.0%
Occupancy	32	14.7%	31	11.6%	(1)	-3.2%
Depreciation	8	3.7%	7	2.6%	(1)	-14.3%
Advertising	4	1.8%	4	1.5%	—	0.0%
Other	15	6.9%	13	4.9%	(2)	-15.4%
Total direct expense	149	68.6%	164	61.4%	15	9.1%
Contribution margin	$68	31.4%	$103	38.6%	$(35)	-34.0%

Net revenue per store and contribution margin per store location decreased primarily due to the negative effects of 2008 legislation in the state of Ohio, which effectively prohibited for several months the issuance of traditional cash advance micro-loans under a fee structure necessary to profitably continue operations. Late in 2008 and into 2009, we were able to re-establish our footprint in the state of Ohio under the Ohio Small Loan Act by offering an alternative product to consumers. However, we lost significant 2008 revenue streams in the interim.

	For the Year Ended December 31,
	2008	2007
Beginning number of locations included in continuing operations	410	475
Opened locations	—	66
Locations reclassified from discontinued operations (1)	31	—
Closed locations	(10)	(26)
Locations held for sale (1)	—	(105)
Locations sold	(81)	—
Ending number of locations included in continuing operations	350	410
(1)	Thirty-one of the stores listed as locations held for sale were later reclassified back into continuing operations.

Liquidity, Funding and Capital Resources

    The following table presents (in thousands) a summary of cash flows for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008 and 2007 including both continuing and discontinued operations.

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2009	2008	Increase (Decrease)	2008	2007	Increase (Decrease)
	(Unaudited)	(Unaudited)
Cash flows provided by (used in):
Operating activities	$40,580	$27,294	$13,286	$33,214	$16,076	$17,138
Investing activities	(26,448)	(18,240)	(8,208)	(26,301)	(11,258)	(15,043)
Financing activities	(14,105)	(7,079)	(7,026)	(7,605)	(8,703)	1,098
Effect of exchange rate on cash and cash equivalents	449	2,187	(1,738)	482	537	(55)
Net increase (decrease) in cash and cash equivalents	476	4,162	(3,686)	(210)	(3,348)	3,138
Cash and cash equivalents, beginning on period	19,024	19,234	(210)	19,234	22,582	(3,348)
Cash and cash equivalents, end of period	$19,500	$23,396	$(3,896)	$19,024	$19,234	$(210)

    Summary cash flows data (in thousands) associated with our discontinued operations (included in the above table) for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008 and 2007 are as follows:

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2009	2008	Increase (Decrease)	2008	2007	Increase (Decrease)
	(Unaudited)	(Unaudited)
Cash flows provided by (used in):
Operating activities	$(9,059)	$(2,375)	$(6,684)	$(3,701)	$(2,455)	$(1,246)
Investing activities	$4,455	$4,620	$(165)	$4,595	$(19,214)	$23,809
Financing activities	$4,005	$(7,302)	$11,307	$(5,915)	$21,017	$(26,932)

    Apart from lending arrangements associated with our MEM operations, our primary source of funding has been equity contributions from CompuCredit. In recent periods we have not actively solicited third-party funding of our Retail Micro-Loan operations, and we expect, by the end of 2009, to have paid off the only remaining third-party funding arrangement associated with our MEM operations. Because CompuCredit plans to contribute $20.0 million of capital to us in connection with our formation and spin-off, we believe we will be able to continue moderate growth levels within our micro-loan operations without additional third-party financing. Nonetheless, we may approach third-party funding sources after the completion of the spin-off, although we cannot predict whether we would be able to obtain financing on favorable terms.

    At September 30, 2009, we had $19.5 million in unrestricted cash, respectively.  We primarily finance our current operations through cash flows from operations. Details concerning our cash flows for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 are as follows:

•
We generated $40.6 million in cash flows from operations, compared to $27.3 million of cash flows from operations generated during the same period in 2008.  The primary driver behind this increase was an increase in collections on fee income due to the growth experienced in our MEM operations.

•
We used $26.4 million in cash flows in investing activities, compared to using $18.2 million in cash flows in investing activities during the same period in 2008. Growth in our MEM operations was the primary reason for this increase in cash used in investing activities.

•
We used $14.1 million in cash for financing activities compared to using $7.1 million in cash for investing activities during the same period in 2008. This increased usage was caused by our MEM operations net repayment of outstanding debt facilities in 2009 as contrasted with net draws on those facilities during 2008. We anticipate repaying our only remaining third-party debt facility by the end of 2009. Offsetting this increase were declines in cash distributions that were made from our Retail Micro-Loans segment to CompuCredit during the year.

    Details concerning our cash flows for the year ended December 31, 2008 compared to the year ended December 31, 2007 are as follows:

•
We generated $33.2 million in cash flows from operations in 2008, compared to $16.1 million of cash flows from operations generated during 2007. The increase is primarily a result of growth within our MEM operations and the inclusion of our MEM operations for the full 12 months of 2008 versus only nine months for 2007 subsequent to our April 2007 acquisition of MEM’s operations.

•
We used $26.3 million in cash flows in investing activities in 2008, compared to using $11.3 million in cash flows in investing activities during 2007. Our investment in loan growth within our MEM operations is the principal reason for this increase.

•
We used $7.6 million in cash for financing activities in 2008, compared to using $8.7 million in cash for financing activities during 2007. The primary reason behind this decrease was increased net usage of outstanding debt facilities in 2008 to fund growth in our MEM operations. Offsetting this decrease was an increase in excess cash distributions made by our Retail Micro-Loans segment to CompuCredit during 2008.

As previously mentioned, we currently are operating our business using only cash generated from operations, and we expect to repay our only remaining third-party debt instrument by the end of 2009. We will continue to evaluate and pursue additional third-party financing if terms and pricing are attractive to us. Our day-to-day cash balances vary because of seasonal and day-to-day requirements resulting from making and collecting cash advances. For example, cash balances will be high for a particular reporting period if that period ends on a Friday (a typical payday) or right thereafter, compared to a period that does not end on a Friday. This occurs as a significant portion of our loans are repaid in cash on that day.  Similarly, our cash balances should be expected to decrease as the demand increases during peak periods such as the back-to-school and holiday seasons and increase during the tax refund season when we receive significant cash receipts from customers and customer demand for new advances decreases.

Contractual Obligations and Commitments

    We have various contractual obligations that are recorded as liabilities in our combined financial statements. Other items, such as purchase commitments, are not recognized as liabilities in our combined financial statements but are required to be disclosed. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.

    The following table summarizes (in millions) our significant contractual obligations and commercial commitments at December 31, 2008 and the future periods in which such obligations and commitments are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding borrowings. This table does not reflect regular recurring trade payables incurred in the normal course of business and generally due within 30 days of service. Additional details regarding these obligations are provided in notes to the combined financial statements also included herein, as referenced in the table:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Notes payable	$1,592	$—	$—	$—	$1,592
Operating leases	7,454	9,125	1,642	1,219	19,440
Purchase and other commitments (1)	3,224	403	—	—	3,627
Total	$12,270	$9,528	$1,642	$1,219	$24,659

(1)
This principally includes long-term purchase and various maintenance contracts. It also includes purchase commitments and various commitments under employment contracts. Certain purchase commitments are subject to performance criteria and generally renewable on a monthly basis after their initial term. As such, similar amounts can be anticipated to occur in future periods, but will not necessarily occur depending on a variety of factors including performance and mutual agreement to terms.

Off-Balance-Sheet Arrangements

    In April 2008, we sold our Texas operations that offered a fee-based credit services package to assist customers in trying to improve their credit and in obtaining an extension of consumer credit through a third-party lender. Under the terms of our agreement with this lender, we processed customer applications and were contractually obligated to reimburse the lender for the full amount of the loans and certain related fees that were not collected from the customers. As of September 30, 2009 and December 31, 2008, the third-party lender’s outstanding advances and interest receivable (which were not recorded on our balance sheet, but for which we were contingently obligated under our contractual terms with the lender) were $0.0 million and $0.0 million, respectively.

    We have no off-balance-sheet arrangements beyond that disclosed above.

Recent Accounting Pronouncements

See Note 2, “Significant Accounting Policies and Combined Financial Statement Components,” to our combined financial statements for the years ended December 31, 2008 and 2007 included in this information statement for a discussion of recent accounting pronouncements.

Critical Accounting Estimates

We have prepared our financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These principles are numerous and complex. For a summary of our significant accounting policies, see Note 2, “Significant Accounting Policies and Combined Financial Statement Components,” to our combined financial statements for the years ended December 31, 2008 and 2007. In many instances, the application of GAAP requires management to make estimates or to apply subjective principles to particular facts and circumstances. A variance in the estimates used or a variance in the application or interpretation of GAAP could yield a materially different accounting result. It is impracticable for us to summarize every accounting principle that requires us to use judgment or estimates in our application. Nevertheless, we describe below the areas for which we believe that the estimations, judgments or interpretations that we have made, if different, would have yielded the most significant differences in our combined financial statements.

Allowance for Uncollectible Loans and Fees Receivable

Through our analysis of loan performance, delinquency data, charge-off data, economic trends and the potential effects of those economic trends on our customers, we establish an allowance for uncollectible loans and fees receivable as an estimate of the probable losses inherent within our loans and fees receivable. To the extent that actual results differ from our estimates of uncollectible loans and fees receivable, our results of operations and liquidity could be materially affected.

Goodwill and Identifiable Intangible Assets and Impairment Analyses

We use judgment in assessing goodwill and other long-lived assets for impairment. Goodwill totaled $59.1 million at December 31, 2008 and represented 42.7% of our total assets. In accordance with accounting rules, we annually assess the recoverability of our goodwill. We review the recorded value of our goodwill annually at the beginning of the fourth quarter of each year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We use the present value of expected net cash flows to determine the estimated fair value of our reporting units. This present value model requires us to estimate future net cash flows, the timing of these cash flows and a discount rate representing the time value of money and the inherent risk and uncertainty of the future cash flows. The discount rate applied is the estimated weighted average cost of capital based on the reporting units’ current cost of debt and an estimated cost of equity derived from market betas of the reporting units’ public market peers. The assumptions used to estimate future cash flows are consistent with each reporting unit’s internal planning. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of the reporting unit exceeds its estimated fair value, the implied fair value of the reporting unit’s goodwill is compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We assess our long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, we project undiscounted net future cash flows over the remaining life of the assets. If these projected cash flows are less than the carrying amount, we recognize an impairment, which results in a write-down of assets with a corresponding charge to earnings. We measure the impairment loss based upon the difference between the carrying amount and the fair value of the assets.

On a quarterly basis, we will review our significant accounting policies and the related assumptions, in particular, those mentioned above, with the Audit Committee of the Board of Directors.

OUR BUSINESS

Our principal business consists of marketing, servicing and/or originating small-balance, short-term loans (generally less than $500 or the equivalent thereof in the British pound for pound-denominated loans for less than 30 days) through a network of 316 retail branch locations in the U.S. and via the Internet in both the U.S. and the U.K. through our subsidiaries.  Operations through our retail branch locations are referred to as our “Retail Micro-Loans” segment’s operations, while our U.K.-based loans made through the Internet are referred to as “U.K. Internet Micro-Loans” or “MEM.”  Loans made via the Internet within the U.S. comprise an insignificant portion of our current operations and are included in our “U.S. Internet Micro-Loans” segment’s operations. We refer to the entirety of these business segments as our “micro-loan” operations.

Retail Micro-Loans Segment

In most of the states in which our Retail Micro-Loans segment operates, we make loans directly to customers against personal checks, which are held until the customers repay the loan principal and fees or until the holding period has expired (typically 14 days). This form of business is generally referred to as a “deferred presentment” service. In exchange for this service, we receive an earned check fee typically ranging from approximately 15% to 17% of the advance amount. This deferred presentment model operates under the authority of state-governed enabling statutes. The form and structure of these deferred presentments may change in accordance with corresponding changes in state, local and federal law.

We also may charge and collect additional fees for loan originations, returned checks, late fees and other fees as allowed by governing laws and statutes. Currently, origination fees range from $15 to $30 dollars but are subject to change pursuant to changes in applicable laws. Fees for returned items declined due to non-sufficient funds (“NSF”) and closed accounts are typically set by state and range from $30 to $50, while late fees, which also vary by state, can be as high as $50.

Micro-loans are made predominantly to customers visiting our retail storefronts and completing the loan application process. Once the application is completed by the customer, the store personnel review the documents to ensure that the information provided is accurate and sufficient to make an informed underwriting decision.  Once approved by our underwriting model, the customer signs an agreement that outlines the micro-loan terms. The customer then provides a check or Automated Clearing House (“ACH”) authorization to cover the amount of the micro-loan plus any fees or interest associated with the micro-loan. By signing the micro-loan agreement, the customer agrees to return on the date specified, typically his/her pay date to “buy back” his/her check or revoke his/her ACH authorization, thus repaying the micro-loan including any fees or interest outstanding. Should the customer fail to return on the specified date, we may deposit his/her check or initiate the ACH previously authorized by the customer. In addition to the balance of the micro-loan and associated fees or interest, we also may seek to collect any applicable NSF and /or late fees accrued.

In states where permissible by law, we may offer alternative products to micro-loan customers as well as to customers to whom we do not provide micro-loans. Product and service offerings include check cashing in Ohio as well as services offered by independent third parties through contractual agreements with us. These third-party products and services include tax preparation services, money order and wire transfer services and bill payment services.

From the inception of our retail micro-loan operations through mid-2007, we embarked on a strategy of converting our mono-line micro-loan storefronts into neighborhood financial centers offering a wide array of financial products and services, including auto insurance, stored-value cards, check cashing, money transfer, money order, bill payment, auto title loans and tax preparation service assistance. These new products had some success in improving foot traffic within our storefronts and increasing our revenues on a per store basis. In certain states, however, we saw increasingly stringent lending regulations (which in many cases precluded the execution of our multi-product line strategy) and possible evidence of market saturation, both of which resulted in revenue growth that did not meet our expectations. At the same time, we saw rising delinquencies and charge offs in almost all of the states where we had retail micro-loan operations. After evaluating the operations of our Retail Micro-Loans segment on a state-by-state basis, it became evident during 2007 that the potential risk-adjusted returns expected in certain states did not justify the ongoing required investment in the operations of those states. As a result, during the fourth quarter of 2007, we decided to pursue a sale of our Retail Micro-Loans segment’s operations in six states:  Florida; Oklahoma; Colorado; Arizona; Louisiana; and Michigan. Through a series of staged closings with a single buyer, the first of which was completed July 31, 2008, we completed the sale of operations in three states (Florida, Louisiana, and Arizona) in the third quarter of 2008. By September 30, 2008, we had closed all remaining storefronts in Michigan and our unprofitable storefronts in Colorado and Oklahoma. For a limited number of profitable storefronts in Colorado and Oklahoma, however, we elected to continue operations, and we have removed these storefronts from discontinued operations in our combined statements of operations for all periods presented. Our various discontinued operations within these six states were classified as assets held for sale on our December 31, 2007 combined balance sheets and are included in the discontinued operations category in our combined statements of operations for all periods presented.

During the first quarter of 2008, after reevaluating the capital required for sustaining start-up losses associated with our 81 store locations in Texas, we decided to pursue a sale of our Texas store locations—a sale that was completed in April 2008. We have included our Texas results in the discontinued operations category in our combined statements of operations for all periods presented.

Additionally, during the second quarter of 2009, we elected to close all the remaining locations in Arkansas due to an increasingly negative regulatory environment.  We have included our Arkansas results in the discontinued operations category in our combined statements of operations for all periods presented.

During the first half of 2006, we began exploring potential international market opportunities for our Retail Micro-Loans segment.  As part of this effort, we focused on potential opportunities in the U.K. To test market receptiveness for our products in the U.K. we opened a total of four locations during 2006 and 2007.  Subsequently, capital requirements to continue these exploratory operations became excessive, and we decided to discontinue our efforts and closed these locations during the nine months ended September 30, 2009.

During 2008 and 2007, we closed ten and 26 locations, respectively (other than those closed as part of our discontinued operations) and did not open any new locations. For the nine months ended September 30, 2009 and 2008, we closed seven and six stores, respectively (other than those closed as part of our discontinued operations) and did not open any new locations. Included in the 2009 store closures are all of our storefront locations associated with our U.K. storefront operations. We will continue to evaluate our risk-adjusted returns in the states comprising the continuing operations of our Retail Micro-Loans segment.

U.K. Internet Micro-Loans Segment

In April 2007, we acquired 95% of the outstanding shares of MEM, a leading provider in the U.K. of Internet-based short-term micro-loans, for £11.6 million ($22.9 million) in cash from which we recorded goodwill of £11.0 million ($21.7 million).  Under the original purchase agreement of MEM, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million, although none of the earn-out performance conditions were satisfied for 2007 and 2008. The MEM acquisition agreement was amended in early 2009 to remove the sellers’ earn-out rights and in exchange to increase the seller’s continuing minority ownership interest in MEM from 5.0% to 24.0%.

Using proprietary analytics to market, underwrite and manage loans to consumers in need of short term financial assistance, MEM loans are made for a period of up to 40 days and are repayable in full on the customer’s next payday.  A typical customer is 22 to 35 years of age, has average net monthly income of £1,300, works in an office or skilled environment and borrows £200.  In exchange for this service, we receive a fee, typically 25% of the advance amount.

Internet Micro-loans are predominantly made by directing the customer to the MEM website generally through direct marketing and having the customer complete an online application for a loan by providing his/her name, address, employment information, desired loan amount and bank account information.  This information is automatically screened for fraud and other indicators and based on this information an application is immediately approved or declined.  In some cases, additional information may be required from the applicant prior to a loan decision being reached.  Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is directly deposited onto a customer’s debit card.  At the agreed upon repayment date, the customer’s debit card is automatically charged for the full amount of the loan plus applicable fees.

    We have historically funded the growth in MEM through additional capital investments; however, in November 2007, MEM entered into a financing agreement, which allowed it to borrow up to £6.5 million ($10.1 million at September 30, 2009 exchange rates) to finance its operations. This financing arrangement is payable upon demand and is secured by MEM’s underlying assets; MEM had drawn an equivalent of $1.6 million against this facility as of September 30, 2009, and is expected to repay the outstanding balance under this facility by the end of 2009.

U.S. Internet Micro-Loans Segment

Our U.S. Internet Micro-Loans segment is comprised of our U.S.-based, Internet micro-loan offerings; its operations are start-up and limited in nature and are not yet material to our combined results of operations. We intend to continue testing the extension of our U.K. Internet micro-loan platform, underwriting techniques and marketing approaches within the U.S. at a measured pace, and depending upon the results of this testing, we may significantly grow Internet-based micro-loan cash advance lending within the U.S.

Government Regulation

    Our products and services are subject to extensive state, federal and foreign regulation. The regulation of our industry is intended primarily for the protection of consumers rather than investors in our common stock and our creditors and is constantly changing as new regulations are introduced at the foreign, federal, state and local levels and existing regulations are repealed, amended and modified. As we develop new product and service offerings, we may become subject to additional foreign, federal, state and local regulations. State and local governments also may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. In addition, changes in current laws and future laws or regulations may restrict or eliminate our ability to continue our current methods of operation or expand our operations; such laws regularly are proposed, introduced or adopted at the state and federal level in the U.S. and in the U.K. These regulations govern or affect, among other things, interest rates and other fees, check cashing fees, lending practices, recording and reporting of certain financial transactions, privacy of personal consumer information and collection practices. This evolving regulatory landscape creates various uncertainties and risks for the operation of our business, any of which could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Risk Factors” and “Our Business—Legal Proceedings.”

Federal Regulation

    Although states provide the primary regulatory framework under which we offer cash advances within the U.S., certain federal laws also impact our business. Our products and services are subject to a variety of federal laws and regulations, such as the Truth-in-Lending Act (“TILA”), the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Gramm-Leach-Bliley Act, the Bank Secrecy Act, the Money Laundering Act, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the regulations promulgated for each. Among other things, these laws (1) require disclosure of the principal terms of each transaction when a consumer loan or cash advance is advertised and when an account is opened, (2) prohibit misleading advertising, (3) protect against discriminatory lending practices and (4) proscribe unfair credit practices. TILA and Regulation Z, adopted under TILA, require disclosure of, among other things, the pertinent elements of consumer credit transactions, including the dollar amount of the finance charge and the charge expressed in terms of an APR. Any failure to comply with any of these federal laws and regulations could have a material adverse effect on our business, prospects, results of operations and financial condition.

    Our marketing efforts and the representations we make about our products and services also are subject to federal and state unfair and deceptive practices statutes. The Federal Trade Commission enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. If we are found to have violated any of these statutes, that violation could have a material adverse effect on our business, results of operations and financial condition.

    Various anti-cash advance legislation has been proposed or introduced in the U.S. Congress. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. On February 26, 2009, U.S. Senator Richard Durbin introduced a bill in Congress to establish a federal cap of 36% on the effective APR on all consumer loan transactions. Likewise, U.S. Representative Luis Gutierrez introduced a bill on the same day that would, among other things, place a 15 cent per dollar borrowed ($.15/$1.00) cap on fees for cash advances, ban rollovers (payment of a fee to extend the term of a cash advance or other short-term financing), and require us to offer an extended payment plan that severely restricts our U.S. cash advance product. Most recently, U.S. Representative Barney Frank introduced H.R. 3126 which creates the Consumer Financial Protection Agency.  This agency would take certain consumer regulatory responsibility of financial products from seven other agencies and centralize it in one office. It would have the authority and accountability to supervise, examine, and enforce consumer financial protection laws.  Also, the Obama Administration agenda states that U.S. President Barack Obama and Vice President Joseph Biden seek to extend a 36% APR limit to all consumer credit transactions. Any U.S. federal legislative or regulatory action that severely restricts or prohibits cash advance and similar services, if enacted, could have a material adverse impact on our business, prospects, results of operations and financial condition. Any federal law that would impose a national 36% APR limit on our services, like that proposed in the Durbin bill, if enacted, likely would eliminate our ability to continue our current operations.

State Regulation

Our business is regulated under a variety of enabling state statutes, including cash advance, deferred presentment, check cashing, money transmission, small loan and credit services organization laws, all of which are subject to change and which may impose significant costs, limitations or prohibitions on the way we conduct or expand our business. As of September 30, 2009, 36 states had specific laws that permitted cash advances or a similar form of short-term consumer loans. As of September 30, 2009, we operated in eight of these 36 states under traditional enabling statues, and we offered a small loan product in Ohio under the Ohio Mortgage Loan Act. Currently, we do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically attractive to operate in these jurisdictions due to specific legislative restrictions, such as interest rate ceilings, an unattractive population density or unattractive location characteristics. However, we may open storefronts in any of these states if we believe doing so may become economically attractive because of a change in any of these variables.

The scope of state regulation, including the fees and terms of our products and services, varies from state to state. Most states with laws that specifically regulate our products and services establish allowable fees and/or interest and other charges to consumers. In addition, many states regulate the maximum amount, maturity and renewal or extension of cash advances or loans. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate. We are active in FISCA and continually monitor federal, state and local regulatory activity through FISCA, as well as state and local lobbyists.

The states with laws that specifically regulate our products and services typically limit the principal amount of a cash advance or loan and set maximum fees and interest rates that customers may be charged. Some states also limit a customer’s ability to renew a cash advance and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for cash advances and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due amounts are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict the advertising content of our marketing materials. Several state statutes limit the rate and fees that may be charged, prohibit discriminatory practices in extending credit, impose limitations on the number and form of transactions and restrict the use of consumer credit reports and other account-related information. Many of the states in which our businesses operate have various licensing requirements and impose certain financial or other conditions in connection with their licensing requirements.  Any adverse change in or interpretation of existing laws or regulations or the failure to comply with any such laws and regulations could result in fines, class-action litigation, or interruption or cessation of certain business activities. Any of these events could have a material adverse effect on our business. In addition, there can be no assurance that amendments to such laws and regulations or new or more restrictive laws or regulations, or interpretations thereof, will not be adopted in the future which may make compliance more difficult or expensive, further limit or restrict fees and other charges, curtail current operations, restrict our ability to expand operations or otherwise materially adversely affect our businesses or prospects.

During the last few years, legislation has been introduced or adopted in some states that prohibits or severely restricts our products and services. In 2008, bills that would severely restrict or effectively prohibit cash advances if adopted as law were introduced in 21 states. Also, in 2009, the enabling statutes in both Kentucky and South Carolina were amended to require, among other things, the use of a common database to track and limit the number of micro-loans a consumer may have at a given time. The effects of these new regulations could result in a loss of customers as many of our customers currently have outstanding loans with our competitors in addition to us and they will be forced to utilize the services of only one micro-lender.  In addition, Mississippi has a sunset provision in its cash advance laws that requires renewals of the laws by the state legislature at periodic intervals, and the cash advance laws will expire in 2012 if no further action is taken; an expiration of these laws could have a detrimental impact on our ability to issue existing or new loan products within the state.

Laws prohibiting cash advances and similar products and services or making them less profitable, or even unprofitable, could be passed in any other state at any time or existing enabling laws could expire or be amended, any of which would have a material adverse effect on our business, prospects, results of operations and financial condition. For instance, in November 2008, a new Ohio law became effective that capped interest rates on cash advances and limited the number of advances a customer may take in any one year. In response to this legislation, we now offer a small loan product that is not as profitable as our former cash advance product; should there be legislative or regulatory changes in Ohio in the future that affect the viability of our small loan product offering, there could be a material adverse effect on our business, prospects, results of operations and financial condition. Laws prohibiting our products and services or making them unprofitable could be passed in any other state at any time or existing enabling laws could expire or be amended.

Statutes authorizing cash advance and similar products and services typically provide the state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. In most states, we are required to apply for a license, file periodic written reports regarding business operations and undergo comprehensive state examinations to ensure that we comply with applicable laws. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states. They also may impose rules that are generally adverse to our industry. Any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or failure to follow licensing requirements or rules could have a material adverse effect on our business, prospects, results of operations and financial condition.

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions. These staff interpretations generally are not binding legal authority and may be subject to challenge in administrative or judicial proceedings. Additionally, as the staff of state regulatory bodies change, it is possible that their interpretations of applicable laws and regulations also may change to the detriment of our business. As a result, our reliance on staff interpretations could have a material adverse effect on our business, results of operations and financial condition.

Additionally, state attorneys general and banking regulators are scrutinizing cash advances and other alternative financial products and services and taking actions that require us to modify, suspend or cease operations in their respective states. For example, our subsidiaries decided to exit North Carolina, West Virginia and Arkansas in settlement of reviews by applicable state regulators and because they concluded that operations in those states would not provide acceptable long-term returns for the business. During the third quarter of 2006, our subsidiaries completed the process of closing 52 branch locations in North Carolina and 11 branch locations in West Virginia, and in the second quarter of 2009, one of our subsidiaries completed the process of closing 27 locations in Arkansas. Similar or additional actions could be taken against our industry in the future by other state attorneys general and banking regulators requiring us to suspend or cease operations in such jurisdictions and have a material adverse effect on our business, prospects, results of operations and financial condition.

State-specific legislative or regulatory action can reduce our revenues and/or margins in a state, cause us to temporarily operate at a loss in a state, or even cause us to cease or suspend our operations in a state. From time to time, we may also choose to operate in a state even if legislation or regulations cause us to operate at a loss in that state.

Local Regulation

In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on providers of, cash advance and similar services could have a material adverse effect on our business, results of operations and financial condition.

Foreign Regulation

MEM is subject to U.K. regulations that provide similar consumer protections to those provided under the U.S. regulatory framework. MEM is directly licensed and regulated by the Office of Fair Trading (“OFT”). MEM is governed by an extensive regulatory framework, with the key legislation as follows:  Consumer Credit Act, Data Protection Act; Privacy and Electronic Communications Regulations; Consumer Protection and Unfair Trading regulations; Financial Services (Distance Marketing) Regulations; Enterprise Act; Money Laundering Regulations and ASA adjudications. The aforementioned legislation imposes strict rules on the look and content of consumer contracts, how interest rates are calculated and stated, advertising in all forms, who we can contact and disclosures to consumers, among others. The regulators such as the OFT provide guidance on consumer credit practices including collections.  The regulators are constantly reviewing legislation and guidance in many areas of consumer credit. MEM is involved in discussions with the regulators via trade groups while keeping up to date with any regulatory changes and implementing them where and when required.

The OFT is currently undertaking a review of what it perceives as “high cost credit,” which includes the sector in which we operate in the U.K. The results of this review are expected to be released in the early part of 2010. While it is impossible to speculate on what the results of this review will be, should the OFT adopt some of the restrictions that have been applied in certain U.S. jurisdictions (e.g., interest rate caps or restrictions on repeat borrowings or multiple simultaneous borrowings), there could be materially adverse effects on our business, results of operations and financial condition.

Operational Structure

Our three segments operate through three independent subsidiaries, which serve as holding companies for the several separate subsidiaries required to support these operations. The businesses are conducted by subsidiaries that operate separately in each state or domicile. Each of these operating subsidiaries has a board of managers and management distinct from those of Purpose Financial, has been capitalized at a level we believe is appropriate for its business, conducts its operations independently of the other operating subsidiaries and on an arms’-length basis with its parent and other Purpose Financial-related entities, has its own books and records and maintains its assets independently of the other operating companies and other Purpose Financial-related entities except insofar as certain cash management and administrative functions that are or may be performed under administrative service contracts on a collective basis for the benefit of the operating subsidiaries. Each of these subsidiaries is operated as an independent entity in accordance with the laws of the state or country of its formation.

Collection and Evaluation of Customer Data

Our general business model is predicated upon our ability to successfully predict the performance of sub-prime receivables, irrespective of whether the receivables arise through our retail store locations or through Internet lead generation.  In other words, we do not focus on the institution that originated the particular receivable, but, rather, on how it will perform. We believe our unique skill set is our ability to predict this credit behavior and to service the loans in a superior manner to ensure maximum performance. To this end, we have developed several proprietary information management systems that support our decision-making functions, including application processing and screening, account management and collections activities. The information systems take advantage of state-of-the-art data warehouses and ancillary data management systems that maintain information regarding a customer throughout the customer’s relationship with us. The system’s purpose is to gather, store and analyze the data necessary to facilitate our target marketing and risk management decisions.

Our information systems captures customer information gathered either from an online application process or through a storefront application in one of our retail micro-loan storefronts, and we continue to accumulate data throughout the remainder of our relationship with the customer, including customer payment and loan origination activities. By combining and storing such information, we have the ability to better predict the risk associated with a particular applicant or customer and price our products accordingly.

Lending Process

Our subsidiaries obtain new micro-loan customers through direct marketing on television, radio and through Internet lead generation, as well as through local advertising in appropriate markets. All new customers are required to have an active bank account and a regular source of income, of which they must provide positive evidence, prior to obtaining most micro-loan product offerings. Once approved, a customer signs a lending agreement detailing the terms of the loan and, depending upon the type of micro-loan product, may write a personal check to cover the amount of the loan plus a finance charge.

Underwriting

In a practice that we believe to be unique within the retail micro-loans industry, we recently began to apply risk-based scorecards developed from propriety risk models to customer lending relationships within our retail and U.K.- and U.S.-based Internet micro-loan operations. Through employing these proprietary scorecards within these operations, along with efficiencies created within our collections practices, we have experienced significant reductions in delinquencies and charge offs relative to both our historical performance and other industry participants. While the use of these scorecards has reduced loan size and store revenues in certain cases, it has significantly improved our profitability per transaction.

Collections

Generally, for our traditional cash advance micro-loan product, upon the establishment of a relationship with a customer, the store will schedule when the customer is expected to return to our retail location and repay the cash advance. Prior to that date, the store will attempt to contact the customer to confirm scheduling.

If a customer does not return to repay the cash advance, the store manager will either attempt to contact the customer to schedule another payment date through a promise to pay or deposit the personal check issued to us by the customer when he or she received his or her cash advance loan. Re-scheduling of payment dates is generally attempted first to improve customer relations and enhance overall collections.

If the store manager is unable to re-schedule a payment date, the customer’s check is deposited. If the check does not clear, either due to insufficient funds, a closed account or a stop-payment order, the branch employees use additional collection efforts. These collection efforts typically include contacting the customer by phone or in person to obtain a promise to pay, sending collection letters to the customer or attempting to deposit the customer’s check if funds become available. If these collection efforts fail, the debt may be sold to either our own debt collections subsidiary or to a third party to attempt collection.

For our Internet-based micro-loan products, a customer will sign an agreement acknowledging when a loan will be repaid (typically the customer’s next payday). On the agreed-upon day the loan will be repaid either through a debit to the consumers checking account or through a charge to a customer’s debit card.  If repayment is not made at the agreed upon repayment date, we will continually seek to contact the customer in order to collect the amount due. We will either seek full repayment or by agreement with the customer collect the amount under a repayment schedule of up to six months (depending on the amount due). After 90 days of in-house collection activity, the account will be transferred to a third-party collection agency with an aim of maximizing recovery of the charged-off debt.

Competition

Competition for our micro-loan operations originates from numerous sources both in the U.S. and the U.K. Our subsidiaries compete with traditional financial institutions that offer similar products such as overdraft protection and cash advances, as well as with other micro-loan companies with both retail and Internet-based operations that offer substantially similar products and pricing models to ours. Key competitors, in addition to traditional financial institutions, include Cash America, Dollar Financial Corp., First Cash Financial Services and Advance America Cash Advance Centers, among others, some of whom have multiple store operations located throughout the U.S. and the U.K.   Internet-based micro-lenders include Cash Net in the U.S. and Dollar Financial and Cash America in the U.K., among others.

Differentiation among micro-loan providers is often relegated to location of branches, customer service, convenience and confidentiality. Due to the low barriers to entry within the market in terms of both cost and regulatory safe harbors within certain states, the micro-loan industry recently has experienced a period of significant growth, with multiple local chains and single unit operators often operating within the same market. The competition created by these operations could restrict our businesses’ ability to effectively earn adequate returns or grow at desired rates in certain markets.

Legal Proceedings

We and/or our subsidiaries are involved in various legal proceedings that are incidental to the conduct of our business. The material proceedings in which we are involved are described below.

We are defendants in a purported class action lawsuit entitled Knox, et al., vs. First Southern Cash Advance, et al., No. 5 CV 0445, filed in the Superior Court of New Hanover County, North Carolina, on February 8, 2005. The plaintiffs allege that in conducting a so-called “payday lending” business, certain of our Retail Micro-Loans segment subsidiaries violated various laws governing consumer finance, lending, check cashing, trade practices and loan brokering. The plaintiffs further allege that CompuCredit Corporation is the alter ego of our subsidiaries and is liable for their actions. The plaintiffs are seeking damages of up to $75,000 per class member, and attorney’s fees. We are vigorously defending this lawsuit. These claims are similar to those that have been asserted against several other market participants in transactions involving small balance, short-term loans made to consumers in North Carolina.

Employees

As of September 30, 2009, we had approximately 875 full-time employees, most of which are employed in the U.S. within our retail micro-loan operations.  We consider our relations with our employees to be good.  Our employees are not covered by a collective-bargaining agreement, and we have never experienced any organized work stoppage, strike or labor dispute.

Trademarks, Trade Names and Service Marks

Purpose Financial and our subsidiaries have registered and continue to register, when appropriate, various trademarks, trade names and service marks used in connection with our businesses and for private-label marketing of certain of our products. We consider these trademarks and service marks to be readily identifiable with, and valuable to, our business. This information statement also contains trade names and trademarks of other companies that are the property of their respective owners.

Properties

Our principal executive offices, comprising approximately 10,000 square feet are located in leased premises in Atlanta, Georgia; our retail micro-loan storefront locations in the various states in which we operate average approximately 1,550 square feet per store of leased space. We also lease approximately 14,950 square feet in Bicester, U.K., which houses our U.K. Internet-based micro-loan operations. We believe that our facilities are suitable to our business and that we will be able to lease or purchase such additional facilities as our needs require.

Additional Information

Purpose Financial is incorporated in Georgia. Our principal executive offices are located at Six Concourse Parkway, Suite 300, Atlanta, Georgia  30328, and the telephone number at that address is 678-593-1300. Our Internet address is [                           ]. We will make available free of charge on our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning those persons that we expect will become our directors and executive officers following the spin-off.

Name	Age	Position
David G. Hanna	45	Director
Frank J. Hanna, III	47	Director
Richard R. House, Jr.	46	Director
Richard W. Gilbert	55	Director
J.Paul Whitehead, III	48	Chief Financial Officer

David G. Hanna, age 45.  Mr. Hanna has been the Chief Executive Officer of CompuCredit since its formation in 1996 and has been the Chairman of the Board since CompuCredit’s initial public offering in 1999.  Mr. Hanna has been in the consumer credit industry for over 19 years.  Since 1992, Mr. Hanna has served as President and a director of HBR Capital, Ltd., an administrative services firm, and since 2006, as President of Hanna Capital, LLC, an investment firm.  Mr. Hanna is the brother of Frank J. Hanna, III, who is a director.

Frank J. Hanna, III, age 47.  Mr. Hanna became a director of CompuCredit in 1999.  Since 1992, Mr. Hanna has served as Chief Executive Officer of HBR Capital, Ltd., an administrative services firm, and since 2006, as Chief Executive Officer of Hanna Capital, LLC, an investment firm.  Mr. Hanna is the brother of David G. Hanna, the Chief Executive Officer and Chairman of the Board of CompuCredit.

Richard R. House, Jr., age 46.  Mr. House has been President of CompuCredit since 2000 and has been a director of CompuCredit since 2002.  Mr. House served as Chief Credit Officer from the time he joined CompuCredit in 1997 until being named President.  Mr. House has over 22 years experience in the consumer credit industry.

Richard W. Gilbert, age 55.  Mr. Gilbert has been the Chief Operating Officer of CompuCredit since its formation in 1996, became a director of CompuCredit upon consummation of its initial public offering in 1999, and was named Vice Chairman of the Board of CompuCredit in 2000.  Mr. Gilbert has over 30 years experience in the consumer credit industry.

J.Paul Whitehead, III, Chief Financial Officer, age 48.  Mr. Whitehead became Chief Financial Officer of CompuCredit in 2002.  Mr. Whitehead has over 26 years of experience in financial, accounting, auditing, and tax-related matters.  From 2001 to 2002 and, prior to that, from 1995 to 1999, Mr. Whitehead was a partner with Ernst & Young LLP, an accounting firm.  From 1999 to 2001, he served as Chief Financial Officer and Chief Operating Officer of ZapMedia, Inc.  During Mr. Whitehead’s approximately 13 year tenure with Ernst & Young, he performed and managed audits of a number of publicly held clients and managed audit and tax consulting teams of up to 25 professionals.  At ZapMedia, he was responsible for all financial and administrative affairs of the company, including the establishment and oversight of all accounting, treasury and financial systems and processes, external financial reporting, accounting and information systems design and development of accounting policies and procedures.  From April 1991 through July 1995, Mr. Whitehead served as a political appointee to the United States Department of the Treasury.  He earned an MS in Taxation from Georgetown University and graduated, magna cum laude, with a BBA in Accounting from the University of Georgia.

Board of Directors

Immediately following the spin-off date, we expect that our Board of Directors will consist of at least five members, including one independent director, as defined by NASDAQ rules. Within one year of the spin-off, we expect to have nine members on our Board of Directors, including five independent directors.  See also Management—Director Independence.” Our directors will serve until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of the Board. Vacancies on the Board can be filled by resolution of the Board of Directors.

Director Independence

NASDAQ rules require that the Board be comprised of a majority of independent directors. We intend to rely on the phase-in-periods provided by Rule 5615(b)(1) of the NASDAQ rules and Rule 10A-3(b)(iv)(A) under the Exchange Act, which provide for phase-in compliance where the issuer has not previously been required to file public company reports under Section 13(a) or 15(d) of the Exchange Act. Accordingly, we plan to have a Board comprised of a majority of independent directors and an Audit Committee comprised solely of independent directors within one year of our listing.

Board Committees

Pursuant to our bylaws, our Board of Directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, our Board of Directors will establish the following committees: Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. By the end of the phase-in-periods described under “Management—Director Independence,” each director serving on the Audit, Compensation and Nominating and Corporate Governance committees will be an independent director.  The intended membership and functions of each committee are described below:

Audit Committee.  The Audit Committee will assist the Board in fulfilling its oversight responsibilities with respect to our financial matters. We expect that the Audit Committee will operate under a written charter.  Under the charter, the committee’s principal responsibilities will include reviewing our financial statements, reports and releases; reviewing with the independent auditor all critical accounting policies and alternative treatments of financial information under generally accepted accounting principles; appointing, compensating, retaining and overseeing the work of the independent auditor; and monitoring and overseeing our Code of Business Conduct and Ethics.  We will determine the members of the Audit Committee promptly after the spin-off.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee will assist the Board in identifying qualified director candidates and developing and monitoring our corporate governance policies. The Nominating and Corporate Governance Committee is expected to operate under a written charter.  Under the charter, the committee’s principal responsibilities will include identifying individuals qualified to become members of the Board of Directors and recommending candidates for re-election as directors; monitoring and recommending corporate governance and other Board and company practices; and overseeing performance reviews of the Board of Directors as a whole, its committees and the individual directors.

With respect to the identification of nominee candidates, we expect that the Nominating and Corporate Governance Committee will opt against developing a formalized process. Instead, in keeping with the prior practice of the CompuCredit Board, the committee and our senior management will recommend candidates whom they are aware of personally or by reputation.

Similarly, with respect to the evaluation of director nominee candidates by the Nominating and Corporate Governance Committee, we expect that the committee will opt against adopting formal requirements or minimum standards regarding the evaluation of potential directors. Rather, we expect that the committee will consider each candidate on his or her own merits on a case-by-case basis. However, in evaluating candidates, there are a number of factors that we expect that the committee will view generally as relevant and will likely consider. Some of these factors include the candidates’:

•	professional experience, particularly experience that is germane to our business, such as credit services, legal, human resources, finance, marketing, and regulatory experience;

•	ability to qualify as an “audit committee financial expert” (as defined by the SEC);

•	experience in serving on other boards of directors or in the senior management of companies that have faced issues generally of the level of sophistication that we face;

•	contribution to diversity on the Board of Directors;

•	integrity and reputation;

•	ability to work collegially with others; and

•	availability and the ability to attend meetings in person.

We expect that the Nominating and Corporate Governance Committee will not assign a particular weight to the individual factors. Similarly, we expect that the committee will not expect to see all (or even more than a few) of these factors in any individual candidate. Rather, we expect that the committee will look for a mix of factors that, when considered along with the experience and credentials of the other candidates and existing Board members, will provide shareholders with a diverse and experienced Board of Directors.  We will determine the members of the Nominating Committee promptly after the spin-off.

Compensation Committee.  The Compensation Committee has the primary authority to determine our compensation philosophy and to establish compensation for our executive officers and directors. We expect that the Compensation Committee will not operate under a written charter.  We will determine the members of the Compensation Committee promptly after the spin-off.

CORPORATE GOVERNANCE

    We expect that our Board will fully implement our corporate governance initiatives at or prior to the time of the spin-off. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the listing standards of NASDAQ. After the spin-off, our Board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies. Areas that we expect will be covered by our corporate governance policies would include the following.

Code of Ethics.  Our Code of Business Conduct and Ethics (the “Code of Ethics”) will apply to all of our directors, executive officers and employees. We intend to disclose any amendments to our Code of Ethics, and any waiver from a provision of the Code of Ethics granted to our Chief Executive Officer, Chief Financial Officer or Controller, on our website within four business days following such amendment or waiver.

Executive Sessions of Independent Directors.  The Board of Directors will schedule regular executive sessions of our independent directors. At executive sessions, our independent directors will meet without management or any non-independent directors present. The independent directors will be responsible for establishing the agenda at executive sessions. The Board believes that executive sessions will foster open and frank communication among the independent directors, which will ultimately add to the effectiveness of the Board, as a whole.

Committee Authority to Retain Independent Advisors.  Each of the Audit Committee and the Nominating and Corporate Governance Committee will have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Whistleblower Procedures.  The Audit Committee will establish procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters.

No Executive Loans.  We will not extend loans to executive officers or directors.

Policy for Director Attendance at Annual Meetings.  It will be the policy of Purpose Financial and our Board of Directors that all directors attend the Annual Meeting of Shareholders and be available for questions from shareholders, except in the case of unavoidable conflicts.

Process for Shareholders to Send Communications to the Board.  We encourage shareholder communication with the Board of Directors. Any shareholder who wishes to communicate with the Board or with any particular director, including any independent director, may send a letter to the Secretary of Purpose Financial at our principal executive offices. Any communication should indicate that you are a Purpose Financial shareholder and clearly specify whether it is intended to be made to the entire Board or to one or more particular director(s).

Policy for Consideration of Director Candidates Recommended by Shareholders.  We welcome recommendations for director candidates from shareholders. In order to make a recommendation, a shareholder should submit the following information to the Nominating and Corporate Governance Committee of the Board of Directors:

•	a resume for the candidate detailing the candidate’s work experience and academic credentials;

•
written confirmation from the candidate that he or she (1) would like to be considered as a candidate and would serve if nominated and elected, (2) consents to the disclosure of his or her name, (3) has read our Code of Ethics and that during the prior three years has not engaged in any conduct that, had he or she been a director, would have violated the Code of Ethics or required a waiver, (4) is, or is not, “independent” as that term is defined by NASDAQ and SEC rules, and (5) has no plans to change or influence the control of Purpose Financial;

•
the name of the recommending shareholder as it appears in our books, the number of shares of Common Stock that is owned by the shareholder and written confirmation that the shareholder consents to the disclosure of his or her name (if the recommending person is not a shareholder of record, he or she should provide proof of share ownership);

•	personal and professional references, including contact information; and

•	any other information relating to the candidate required to be disclosed in a proxy statement for election of directors under Regulation 14A of the Exchange Act.

    This information should be sent to the Nominating and Corporate Governance Committee, c/o Corporate Secretary at our principal executive offices, who will forward it to the Chairman of the committee. The committee will not necessarily respond to shareholder recommendations.

    Upon completion of the spin-off, the Code of Ethics will be posted on our website.

COMPENSATION OF EXECUTIVE OFFICERS
Executive Compensation

The following tables contain compensation information for our expected Chief Executive Officer and certain other expected executive officers who, based on compensation with CompuCredit prior to the spin-off, were the most highly compensated expected officers for fiscal 2008. In this information statement, we refer to these officers as our “named executive officers.” As of January 4, 2010, the only named executive officer whom we have selected is J.Paul Whitehead, III, who is expected to continue to serve as CompuCredit’s Chief Financial Officer and to serve also as our Chief Financial Officer. We expect that Mr. Whitehead will divide his time and efforts approximately evenly between CompuCredit and us.  We are in the process of selecting our remaining officers. For information on the current and past positions held by each named executive officer, see “Management—Directors and Executive Officers.” All references in the following tables to stock options, RSUs and restricted stock relate to awards granted by CompuCredit in regard to CompuCredit common stock.

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by CompuCredit and because future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table
Name and Principal Position	Year	Salary	Stock Awards	Option Awards	All Other Compensation		Total
J.Paul Whitehead, III, Chief Financial Officer	2008	$472,308	$—	$—	$5,240	(1)	$477,548
J.Paul Whitehead, III, Chief Financial Officer	2007	$400,000	$499,994	$—	$5,463	(1)	$905,457
J.Paul Whitehead, III, Chief Financial Officer	2006	$413,462	$500,016	$—	$6,122	(1)	$919,600

(1)
Reflects (i) $1,790, $2,088 and $2,822 for 2008, 2007 and 2006, respectively, for long-term disability insurance premiums paid by us and personal use of a mobile phone provided by us and (ii) $3,450, $3,375 and $3,300 for 2008, 2007 and 2006, respectively, for matching contributions to the CompuCredit 401(k) Plan.

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2008.

	Outstanding Equity Awards at December 31, 2008
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)
J.Paul Whitehead, III	—	—	$—	—	45,582	(2)	$252,068

(1)	The value of restricted stock shares was calculated based on $5.53, the closing price of CompuCredit’s Common Stock on December 31, 2008.

(2)	15,020 shares of Mr. Whitehead’s restricted stock vested on November 6, 2009, and 30,562 shares of his restricted shares vest on November 5, 2010.

The following table sets forth information concerning options that were exercised by our named executive officers during 2008 and stock awards held by our named executive officers that vested during 2008.

	Option Exercises and Stock Vested
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
J.Paul Whitehead, III	—	$—	11,862	$35,467

Potential Payments upon Termination or Change-in-Control

The following table quantifies the payments and benefits that each named executive officer would receive assuming his respective employment were terminated, or upon a change of control, on the last day of our most recent fiscal year, December 31, 2008, for the reason set forth in each of the columns.

	Termination Due to Disability or Death		Termination Without Cause or With Good Reason		Termination With Cause or Without Good Reason		Change of Control	(1)
J.Paul Whitehead, III
Salary	$200,000	(2)	$800,000	(3)	$—	(4)	$—
Bonus	—		—		—		—
Value of acceleration of unvested equity awards	252,068	(5)	252,068	(5)	—		252,068	(5)
Health and welfare benefits	—		15,927	(6)	—		—
Total	$452,068		$1,067,995		$—		$252,068
_____________

(1)
Assumes that the named executive officer is not terminated in connection with the change of control.  If the named executive officer is terminated in connection with a change of control, the termination may qualify as a termination without cause or with good reason.

(2)	The named executive officer is entitled to three months of salary if he is terminated due to disability. If termination is due to death, he is entitled to any salary earned up until his termination.

(3)	The named executive officer is entitled to receive his annual salary for 12 months.

(4)	The named executive officer is entitled to any salary earned up until his termination.

(5)
Represents the immediate vesting of all restricted stock held by the named executive officer as of December 31, 2008.  The value of restricted stock shares was calculated based on $5.53, the closing price of CompuCredit’s Common Stock on December 31, 2008.  For more information regarding the restricted stock held by the named executive officer as of December 31, 2008, see “Executive and Director Compensation—Executive Compensation—Outstanding Equity Awards at December 31, 2008.”

(6)	Represents the cost of providing medical, disability and life insurance benefits to the named executive officer for a period of 24 months following termination.

Named Executive Officer Employment Agreements

We have not entered into any employment agreements with our named executive officers.  In connection with the spin-off, we may enter into employment agreements with the persons selected as our named executive officers.

Our only named executive officer who has an employment agreement with CompuCredit is J.Paul Whitehead, III.  Below is a description of this employment agreement.

J.Paul Whitehead, III.  Pursuant to the amended and restated employment agreement with J.Paul Whitehead, III dated December 23, 2008, Mr. Whitehead shall serve as Chief Financial Officer of CompuCredit.  Mr. Whitehead is entitled to receive an annual base salary of $800,000.  If Mr. Whitehead is terminated without cause or if Mr. Whitehead terminates his employment for “good reason,” he will be entitled to receive (1) his then current base salary for 12 months from the date of his termination; plus, (2) an amount equal to the largest cash bonus he received since December 23, 2008.  In addition, he will become fully vested in all equity awards that he has received and we will continue Mr. Whitehead’s medical, disability and life insurance benefits for 24 months from the date of his termination, unless earlier he becomes eligible for such benefits with another employer.  In the event Mr. Whitehead’s employment is terminated by us for “cause,” or if he leaves his position without “good reason,” Mr. Whitehead may be entitled to receive a prorated bonus.  In the event of a termination due to “disability,” Mr. Whitehead’s restricted stock awards will vest immediately, he will be entitled to receive an additional three months of salary and he may be entitled to receive a prorated bonus.  In the event Mr. Whitehead’s employment is terminated due to his death, his restricted stock awards will vest immediately and his estate may be entitled to receive a prorated bonus.  No other severance or other benefits will be paid by us to Mr. Whitehead upon his termination of employment. The initial three-year term of Mr. Whitehead’s agreement has been completed and now the agreement continues indefinitely until it is terminated by either us or Mr. Whitehead.

Treatment of Outstanding Equity Awards in Connection with the Spin-Off

In connection with the spin-off, each outstanding CompuCredit equity award will be converted into an equity award in CompuCredit and a new equity award in our shares of common stock as described below. The equity ownership of our employees other than our named executive officers is expected to be less than 1% in the aggregate of our outstanding shares of common stock after the spin-off.

    Each outstanding CompuCredit stock option held by CompuCredit’s employees or former employees will be converted into an option to acquire, on the same terms and conditions (including the original vesting schedule and exercise periods and substituting us, in the case of our employees, for CompuCredit with respect to any continued employment requirements) as were applicable under such CompuCredit stock option, (1) that number of CompuCredit shares subject to the CompuCredit stock option immediately prior to the spin-off at an exercise price per share equal to the exercise price of the CompuCredit stock option immediately prior to the spin-off multiplied by a fraction, the numerator of which is the closing price per share of CompuCredit common stock immediately after the Conversion Date (as defined below) and the denominator of which is the closing price of CompuCredit stock immediately prior to the Conversion Date and (2) that number of shares of our common stock that will equal the number of shares of our common stock that would have been received on the spin-off by a holder of that number of shares of CompuCredit common stock that equals the number of shares of CompuCredit common stock subject to the CompuCredit stock option immediately prior to the spin-off at an exercise price per share equal to the exercise price of the CompuCredit stock option immediately prior to the spin-off multiplied by a fraction, the numerator of which is the closing price per share of our common stock immediately after the Conversion Date and the denominator of which is the closing price of CompuCredit stock immediately prior to the Conversion Date.  The Conversion Date shall be [  ].

    Each CompuCredit restricted stock award held by CompuCredit’s employees or former employees will be converted into restricted stock on the same terms and conditions (including the original vesting schedule and substituting us, in the case of our employees, for CompuCredit with respect to any continued employment requirements) as were applicable under the CompuCredit restricted stock awards for (1) that number of CompuCredit shares subject to the CompuCredit restricted stock award immediately prior to the spin-off and (2) that number of shares of our common stock that would have been received on the spin-off by the holder of the number of shares of CompuCredit common stock prior to the spin-off that equals the number of shares of CompuCredit common stock subject to the CompuCredit restricted stock awards prior to the spin-off.

    Any CompuCredit restricted stock units held by CompuCredit’s employees or former employees will be converted into restricted stock units on the same terms and conditions (including the original vesting schedule and substituting us, in the case of our employees, for CompuCredit with respect to any continued employment requirements) as were applicable under the CompuCredit restricted stock unit awards for (1) that number of CompuCredit shares equal to the number of shares subject to the CompuCredit restricted stock units immediately prior to the spin-off and (2) that number of shares of our common stock that equals the number of our shares of common stock that would have been received on the spin-off by the holder of the number of shares of CompuCredit common stock subject to the CompuCredit restricted stock units prior to the spin-off.

    After the spin-off and as suggested above, all outstanding equity awards will credit the holders with all past or future service with CompuCredit or us.

2009 Equity Incentive Plan

    We intend to adopt the Purpose Financial Holdings, Inc. 2009 Equity Incentive Plan (the “2009 Plan”), which is expected to be approved by CompuCredit as our sole shareholder before the spin-off.  The following is a general description of the 2009 Plan.

    Purpose.  The purpose of the 2009 Plan will be to assist Purpose Financial and its “affiliates” (as defined in the 2009 Plan) in recruiting and retaining individuals with ability and initiative by enabling such persons to participate in the future success of Purpose Financial and its affiliates by associating their interests with those of Purpose Financial and our shareholders.  The 2009 Plan will provide for grants of stock options, stock appreciation rights, restricted stock awards, restricted stock units and incentive awards (which we refer to collectively as “equity awards”), subject to the restrictions described below, to our directors, employees, consultants and other service providers who have contributed significantly or can be expected to contribute significantly to the profits or growth of Purpose Financial or any affiliate or if it is otherwise in the best interest of Purpose Financial or any affiliate for such person or entity to participate in the 2009 Plan.

    Administration.  The 2009 Plan will be administered by Purpose Financial’s Compensation Committee.  The Compensation Committee will be comprised of not less than two non-employee members of the Board of Directors.  The Compensation Committee will have the authority to make equity grants, impose restrictions on the equity grants and determine those persons who are eligible to receive equity grants (not inconsistent with the provisions of the 2009 Plan), as it may consider appropriate.  The Compensation Committee also will have the authority to make all other determinations necessary or advisable to administer the 2009 Plan in a proper and effective manner.  The Compensation Committee may delegate to one or more officers of Purpose Financial all or part of its authority and duties with respect to awards to individuals who are not subject to Section 16 of the Exchange Act.  The decisions and determinations of the Compensation Committee or its delegate(s) in the administration of the 2009 Plan and on any other matters concerning the 2009 Plan will be conclusive and final.

Committee or its delegate(s) in the administration of the 2009 Plan and on any other matters concerning the 2009 Plan will be conclusive and final.  Purpose Financial will bear all expenses of administering the 2009 Plan.

Eligibility for Participation.  The following persons will be eligible to participate in the 2009 Plan:  all directors (whether or not employees), employees, consultants and other service providers of Purpose Financial or its affiliates who, in the sole discretion of the Compensation Committee, have contributed significantly or can be expected to contribute significantly to the profits or growth of Purpose Financial or any affiliate or if it is otherwise in the best interest of Purpose Financial or any affiliate for such person or entity to participate in the 2009 Plan.  However, incentive stock options may only be granted to employees of Purpose Financial or its affiliates.  There will be five members of the Board of Directors and approximately 875 full-time employees, consultants and advisors of Purpose Financial who would potentially be eligible to receive awards under the 2009 Plan at the time the spin-off is consummated, subject to being selected by the Compensation Committee, as described above.  In determining which individuals shall receive grants of equity awards and the amount of such awards to be granted to a recipient, the Compensation Committee will take into consideration the nature of the services rendered by the recipient, the recipient’s potential contribution to the long term success of Purpose Financial and any other factors the Compensation Committee deems relevant.

Manner of Grants.  Grants of equity awards shall be authorized by the Compensation Committee, which shall determine the amount of the award to be granted, the restrictions to be placed on the award and any other terms and conditions.

Types of Awards. The 2009 Plan will permit the granting of any or all of the following types of awards: (1) incentive and nonqualified stock options; (2) stock appreciation rights; (3) restricted stock; (4) restricted stock units; and (5) other stock or cash-based incentive awards.  Awards may be granted either alone or in addition to or in tandem with any other type of award.

Stock Options.  Stock options will entitle the holder to purchase a specified number of shares of common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant.  The Compensation Committee can award options intended to be incentive stock options or nonqualified stock options.  Also, the Compensation Committee can specify other terms and conditions applicable to the options.  Except for certain grants made to assume or substitute awards in connection with acquisition transactions and certain incentive stock option grants, the exercise price of stock options granted under the 2009 Plan must be at least 100% of the fair market value of the common stock on the date of grant.  However, with respect to an incentive stock option granted to a participant who beneficially owns more than 10% of the combined voting power of Purpose Financial or any affiliate (determined by applying certain attribution rules), the exercise price must be at least 110% of the fair market value of the common stock on the date of grant.  Each option will vest and become exercisable at such time or times as determined by the Compensation Committee consistent with the terms of the 2009 Plan.  In the case of incentive stock options, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which an incentive stock option may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the incentive stock options which cause the limitation to be exceeded will be treated as nonqualified stock options.

Options may be exercised, in whole or in part, by payment in full of the purchase price in cash, check or wire transfer and/or one or a combination of the following forms of payment to the extent permitted by the Compensation Committee in an applicable agreement: by the delivery of common stock already owned by the participant; by a broker-assisted cashless exercise; through a “net exercise” in which a portion of the in-the-money value of the option is used; or such other consideration as may be permitted by the Compensation Committee.

After termination of service with Purpose Financial or its affiliates, a participant will be able to exercise his or her option for the period of time, if any, and on the terms and conditions determined by the Compensation Committee and stated in the option agreement.

Stock Appreciation Rights.  Stock appreciation rights, or “SARs,” may be granted alone (“freestanding”) or in tandem with an option award (“related option”).  Except for certain grants made to assume or substitute awards in connection with acquisition transactions, the grant price of a freestanding SAR will be at least 100% of the fair market value of the common stock on the date of grant.  The grant price of a tandem SAR will be equal to the exercise price of the related option.  Upon exercise of a SAR, the holder is entitled to receive the excess of the then fair market value of the shares for which the right is exercised over the grant price of the SAR.  Payment upon exercise of a SAR will be in cash, shares or some combination of cash and shares as determined by the Compensation Committee.  The Compensation Committee may impose any conditions or restrictions on the exercise of a SAR as it deems appropriate.  No participant may be granted SARs in tandem with incentive stock options that are first exercisable in any calendar year for shares of common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.  A tandem SAR may be exercised only to the extent that the related option is exercisable and the fair market value of the common stock upon exercise exceeds the exercise price of the related option. As set forth in the agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of common stock or a combination of each.  Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will be canceled to the extent the related option has been exercised.

Restricted Stock Awards. A restricted stock award is the grant or sale of shares of common stock, which may be subject to forfeiture restrictions. The Compensation Committee will prescribe whether the restricted stock award is forfeitable and the conditions to which it is subject.  If the participant must pay for a restricted stock award, payment of the award generally shall be made in cash or, if the agreement so provides, by surrendering shares of common stock, by means of a “net exercise” procedure or any other medium of payment.  Prior to vesting and/or forfeiture, a participant will have all rights of a shareholder with respect to a restricted stock award, including the right to receive dividends and vote the underlying shares; provided, however, the participant may not transfer the shares. Purpose Financial may retain custody of the certificates evidencing the shares until they are no longer forfeitable.

Restricted Stock Units.  A Restricted Stock Unit (“RSU”) entitles the participant to receive shares of common stock when certain conditions are met. The Compensation Committee will prescribe when the RSUs shall become payable. Purpose Financial will pay the participant one share of common stock for each RSU that becomes earned and payable.

Other Stock or Cash-Based Incentive Awards.  An Incentive Award entitles the participant to receive cash or common stock when certain conditions are met. The Compensation Committee will prescribe the terms and conditions of the Incentive Award. As set forth in the participant’s agreement, an Incentive Award may be paid in cash, shares of common stock or a combination of each.

Shares Subject to the 2009 Plan.  The maximum number of shares of common stock authorized for issuance under the 2009 Plan is [   ] shares.  In any calendar year, no participant may be granted options, SARs, Restricted Stock Awards, RSUs, or any combination thereof that relate to more than [   ] shares. In any calendar year, no participant may be granted an Incentive Award (1) with reference to a specified dollar limit for more than $[   ] and (2) with reference to a specified number of shares of Common Stock for more than [   ] shares. The maximum number of shares of Common Stock that may be issued pursuant to awards, the individual calendar year limits on awards and the terms of outstanding awards will be adjusted as is equitably required in the discretion of the Compensation Committee in the event of (a) any payment of a stock dividend in respect of the common stock, (b) any recapitalization, reclassification, split-up or consolidation of or other change in the common stock, or (c) any exchange of the outstanding shares of common stock in connection with a merger, consolidation or other reorganization of or involving Purpose Financial or a sale by us of all or a portion of our assets, for a different number or class of shares of stock or other securities of Purpose Financial or for shares of stock or other securities of any other corporation.  Except as set forth above, our issuance of shares of stock of any class or securities convertible into shares of stock of any class shall not affect any equity award granted pursuant to the 2009 Plan.

If any awards expire or are cancelled, terminated or forfeited for any reason other than their exercise, vesting or payment, the shares of common stock subject to such awards will again be available for issuance.  If shares of common stock are issued pursuant to an award, the number of shares that shall be counted against the aggregate number of shares of common stock available for issuance shall be the greater of (1) the number of underlying shares of common stock with respect to which the award related or (2) the number of shares of common stock actually issued in settlement of the award.  If an award is settled in cash or a form other than shares of common stock, then the underlying shares with respect to which the award related shall not be counted against the aggregate number of shares available for issuance under the 2009 Plan; however, such underlying shares will be counted against the individual calendar year limits set forth above.

Effective Date and Term of 2009 Plan.  The 2009 Plan will become effective on [  ], 2009, the date of its adoption by the Board of Directors and approval by our sole shareholder, CompuCredit.  The 2009 Plan, but not any outstanding grants, shall terminate on [  ], 2019, the tenth anniversary of the date the 2009 Plan was adopted by the Board of Directors, subject to earlier termination by the Board of Directors.

Term of Awards.  No award shall be exercisable or become vested or payable more than ten years after the date of grant. An incentive stock option granted to a participant who beneficially owns more than 10% of the combined voting power of Purpose Financial or any affiliate (determined by applying certain attribution rules) or a tandem SAR that relates to such an incentive stock option may not be exercisable more than five years after the date of grant.

Nontransferability.  Generally, equity awards will not be transferable other than by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant.  However, the Compensation Committee may provide that awards other than incentive stock options or a corresponding SAR that is related to an incentive stock option may be transferred by a participant to anyone in the class of transferees who may rely on a Form S-8 Registration Statement under the Securities Act to sell shares issuable upon exercise or payment of such awards.  Any such transfer will be permitted only if (1) the participant does not receive any consideration for the transfer, (2) the Compensation Committee expressly approves the transfer and (3) the transfer is on such terms and conditions as are appropriate for the class of transferees who may rely on the Form S-8 Registration Statement.

The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant, except that such transferee may only transfer the award by will or the laws of descent and distribution.

Change in Control. In the event of or in anticipation of a “Change in Control” (as defined in the 2009 Plan), the Compensation Committee in its discretion may terminate outstanding awards (1) by giving the participants an opportunity to exercise the awards that are then exercisable and then terminating, without any payment, all awards that have not been exercised (including those that were not exercisable) or (2) by paying the participant the value of the awards that are then vested, exercisable or payable without payment for any awards that are not then vested, exercisable or payable or that have no value. Alternatively, the Compensation Committee may take such other action as the Compensation Committee determines to be reasonable under the circumstances to permit the participant to realize the value of the award.  The Compensation Committee may provide that a participant’s outstanding awards become fully exercisable or payable on and after a change in control date or immediately before the date the awards will be terminated in connection with a change in control.  Awards will not be terminated to the extent they are to be continued after the Change in Control.

Shareholder Rights. No participant shall have any rights as a shareholder of Purpose Financial until such award is settled by the issuance of common stock (other than a restricted stock award or RSUs for which certain rights may be granted).

Compliance with Applicable Law. No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which Purpose Financial is a party, and the rules of all domestic stock exchanges on which Purpose Financial’s shares may be listed.

Amendment and Termination of 2009 Plan. The Board of Directors may amend or terminate the 2009 Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding awards without the participant’s consent. An amendment will be contingent on approval of Purpose Financial’s shareholders to the extent required by law, by the rules of any stock exchange on which Purpose Financial’s securities are then traded or if the amendment would (1) increase the benefits accruing to participants under the 2009 Plan, including without limitation, any amendment to the 2009 Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding awards, (2) increase the aggregate number of shares of common stock that may be issued under the 2009 Plan, (3) modify the requirements as to eligibility for participation in the 2009 Plan or (4) change the stated performance conditions. Additionally, to the extent the Board deems necessary to continue to comply with the performance-based exception to the deduction limits of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), as described below, the Board will submit the material terms of the stated performance conditions to Purpose Financial’s shareholders for approval no later than the first shareholder meeting that occurs in the fifth year following the year in which the shareholders previously approved the performance objectives.

Notwithstanding any other provision of the 2009 Plan, the Compensation Committee may amend any outstanding award without a participant’s consent if, as determined by the Compensation Committee in its sole discretion, such amendment is required either to (1) confirm exemption from Section 409A of the Code, (2) comply with Section 409A of the Code or (3) prevent a participant from being subject to any tax or penalty under Section 409A of the Code.

Forfeiture Provisions.  Awards will not confer upon any individual any right to continue in the employ or service of Purpose Financial or any affiliate. All rights to any award that a participant has will be forfeited immediately if the participant is discharged from employment or service for “cause” (as defined in the 2009 Plan).

Miscellaneous Provisions.  No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant.  The laws of the State of Georgia will govern the 2009 Plan.  The 2009 Plan will be unfunded, and Purpose Financial does not intend to segregate any assets for grants of awards under the 2009 Plan.

COMPENSATION OF DIRECTORS

We have prepared this discussion of non-employee director compensation in connection with our spin-off from CompuCredit. As a result, our director compensation program is under development and will ultimately be decided upon and approved by our Board of Directors. We anticipate that our Compensation Committee will review and make recommendations to our Board of Directors concerning director compensation.

Similar to the development of our executive compensation program, working with CompuCredit we established our objective for our initial director compensation, which is intended to provide our directors a fair compensation package that is tied to the services they will perform as well as to our performance. Our goal is to recruit and retain the best directors that we can.

We expect that our initial director compensation program will consist of an annual retainer, meeting fees and a long-term equity incentive compensation component, which may consist of stock options, restricted stock or restricted stock units.

We expect the cash portion of our non-employee director compensation to initially be at the following rates:

Annual retainer fee	$25,000
Annual retainer fee for Chair of the Audit Committee	$12,500
Annual retainer fee for Chair of each other committee	$2,500
Attendance fee for each Board meeting	$1,250
Attendance fee for each committee meeting	$750

We also will reimburse directors for their reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.  In addition, we expect that we will provide coverage for directors under a director and officer liability insurance policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CompuCredit currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently own any shares of our common stock, but those who own shares of CompuCredit common stock will be treated as shareholders of CompuCredit and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the number of shares of CompuCredit common stock and the number of shares of our common stock that will be held by our director nominees, the persons expected to become our executive officers immediately upon completion of the spin-off and each person who is known by us to own beneficially more than 5% of the outstanding shares of our outstanding common stock immediately after the spin-off, assuming there are no changes in each person’s holdings of CompuCredit common stock since December 8, 2009 in the case of directors and officers, and based on our estimates as of December 8, 2009, using the distribution ratio of [  ] share of our common stock for every [  ] shares of CompuCredit common stock, with no fractional shares.

Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares the person has or shares voting or dispositive power over and any additional shares obtainable within 60 days through the exercise of options, warrants or other purchase rights. Shares of common stock subject to options, warrants or other rights to purchase that are currently exercisable or are exercisable within 60 days (including shares subject to restrictions that lapse within 60 days) are deemed outstanding for purposes of computing the percentage ownership of the person holding such shares, options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding.

Name of Shareholder	Number of Shares	Percent of Class
Five Percent Shareholders (Other Than Directors and Named Executive Officers):
J.P. Morgan Corsair II Capital Partners, L.P.(1)	2,938,842	6.2%
Directors and Named Executive Officers:
Richard W. Gilbert(2)(3)	1,655,220	3.5%
David G. Hanna(4)(5)	14,172,850	29.7%
Frank J. Hanna, III(4)(6)	14,172,851	29.7%
Richard R. House, Jr.(7)(8)	834,563	1.7%
J.Paul Whitehead, III(7)(9)	94,566	*
Directors and executive officers as a group (5 persons)	30,930,050	64.8%

(1)         Based on a Schedule 13G/A filed by J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair Capital”) with the SEC on February 14, 2007 and information provided by Corsair Capital.  The address of the indicated holder is c/o Corsair Investments, LLC, 717 5th Avenue, 24th Floor, New York, New York 10022-8125.

(2)         Includes shares of Common Stock deemed indirectly beneficially owned, as set forth below:

Director or Officer	Shares of Common Stock Indirectly Held by the Director or Officer		Nature of Indirect Beneficial Ownership
Richard W. Gilbert	967,000	**	By Gilbert Capital LLC
Richard W. Gilbert	400,707	**	By Gilbert & Gilbert, LLLP, a family limited partnership

** The indicated individual has disclaimed beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(3)         Includes 375,855 shares of Common Stock pledged by Gilbert & Gilbert, LLLP to a securities broker pursuant to a pre-paid forward contract.

(4)         The address of the indicated holders is c/o CompuCredit Holdings Corporation, Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328.

(5)         Includes 7,168,957 shares of Common Stock held by Bravo Trust Two and 737,968 shares of Common Stock held by Rainbow Trust Two Nevada.  David G. Hanna serves as the President of Bravo Two Company, Inc., which is the sole trustee of Bravo Trust Two and Rainbow Trust Two Nevada.  David G. Hanna and members of David G. Hanna’s immediate family are the beneficiaries of both of these trusts.

(6)         Includes 7,168,957 shares of Common Stock held by Bravo Trust One and 737,968 shares of Common Stock held by Rainbow Trust One Nevada.  Frank J. Hanna, III serves as the President of Bravo One Company, Inc., which is the sole trustee of Bravo Trust One and Rainbow Trust One Nevada.  Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family are the beneficiaries of both of these trusts.

(7)         Includes shares of restricted stock over which the holder has sole voting but no investment power, as set forth below:

Director or Officer	Shares of Restricted Stock
Richard R. House, Jr.	250,000
J.Paul Whitehead, III	30,562

(8)         Includes (i) 277,900 shares of Common Stock pledged by Mr. House to secure a line of credit, against which no amounts were outstanding as of the Record Date and (ii) 150,000 shares pledged by Mr. House to a securities broker pursuant to a pre-paid forward contract.

(9)         Excludes shares issuable upon conversion of convertible notes because the notes are not expected to be convertible into Common Stock within 60 days of the Record Date.

OUR RELATIONSHIP WITH COMPUCREDIT AFTER THE SPIN-OFF

General

Immediately prior to the spin-off, we will be a wholly owned subsidiary of CompuCredit. After the spin-off, CompuCredit will not have any ownership interest in our common stock. We will be an independent, publicly traded company.

We will enter into certain agreements with CompuCredit prior to the spin-off to govern the terms of the spin-off, define our ongoing relationship after the spin-off and define responsibility for tax, employee benefits and certain other liabilities and obligations arising from periods prior to the spin-off date. We will enter into these agreements with CompuCredit while we are still a wholly owned subsidiary of CompuCredit and, although we believe these agreements reflect market terms and our agreements are based on market pricing, certain terms of these agreements may not necessarily be the same as could have been obtained from an independent third party.

The following descriptions are summaries of the terms of the agreements that we will enter into with CompuCredit. Any of these agreements that are material will be filed as exhibits to the registration statement into which this information statement is incorporated and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. We encourage you to read, in their entirety, each of the material agreements when they become available. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off.  We will enter into these agreements with CompuCredit concurrently with the consummation of the spin-off.

Separation and Distribution Agreement

The separation and distribution agreement will set forth our agreements with CompuCredit regarding the principal transactions necessary to separate us from CompuCredit. It also will set forth other agreements that govern certain aspects of our relationship with CompuCredit after the completion of the spin-off.

Transfer of Assets and Assumption of Liabilities

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of CompuCredit into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur.  In particular, the separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement:

CompuCredit will assign to us all of the assets and liabilities of CompuCredit related to the micro-loan businesses, including:

•	100% of the stock of CCRT International Holdings B.V., a Netherlands corporation that holds our U.K. Internet micro-loan business;

•	100% of the membership interests in Valued Services Acquisitions Company, LLC, a Georgia LLC that holds our retail micro-loan business;

•	100% of the membership interests in Direct MicroLending, LLC, a Georgia LLC that holds our U.S. Internet micro-loan business;

•	approximately $41.7 million of CompuCredit’s revolving senior and subordinated notes receivable from Valued Services Acquisitions Company, LLC;

•	approximately $3.6 million of CompuCredit’s revolving promissory notes receivable from Purpose UK Holdings Limited, a 91.68%-owned subsidiary of CCRT International Holdings B.V.;

•	cash in the amount of approximately $20,000,000 to be used to meet the peak seasonal loan demand and as capital for the U.S. and U.K. Internet micro-loan businesses; and

•	certain trade names and other similar intellectual property related to the micro-loan businesses, including the trade name “Purpose Financial.”

CompuCredit will retain all of the assets and liabilities of CompuCredit related to all of its businesses other than the micro-loan businesses.

Except as may be expressly set forth in the separation and distribution agreement or any ancillary agreement, all assets will be transferred to us on an “as is,” “where is” basis and so long as CompuCredit is in compliance with the terms of the separation and distribution agreement relating to the transfer, Purpose Financial will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in us good title, free and clear of any security interest, that any necessary consents or government approvals are not obtained and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the spin-off is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires.

Conditions to the Spin-Off

The separation and distribution agreement provides that the spin-off is subject to the satisfaction (or waiver by CompuCredit) of the following conditions:

•	the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part;

•	the approval for listing on the NASDAQ Stock Market of the shares of our common stock to be delivered to CompuCredit shareholders on the distribution date;

•	the approval of CompuCredit’s Board of Directors of the spin-off and related transactions;

•	the completion of the separation, the distribution and the related transactions in accordance with the separation and distribution agreement;

•
the private letter ruling from the IRS to the effect that, among other things, the contribution by CompuCredit of the assets of the micro-loan businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•
all actions and filings necessary or appropriate under applicable federal, state or foreign securities laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the spin-off shall have been duly executed and delivered by the parties;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the related transactions shall be in effect; and

•
no event or development shall have occurred or exist that, in the judgment of CompuCredit’s Board of Directors, in its sole discretion, makes it inadvisable to effect the spin-off and other related transactions.

There can be no assurance that any or all of these conditions will be met.

The Distribution

The separation and distribution agreement also will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the spin-off, we will distribute to CompuCredit as a stock dividend the number of shares of our common stock distributable in the spin-off. CompuCredit will cause the distribution agent to distribute to CompuCredit shareholders that hold shares of CompuCredit common stock as of the applicable record date all the issued and outstanding shares of our common stock. CompuCredit will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Releases and Indemnification

Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the spin-off. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the spin-off pursuant to the separation and distribution agreement or any ancillary agreement.

Legal Matters

Except as otherwise set forth in the separation and distribution agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to our business or assumed liabilities and we will indemnify CompuCredit for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of the spin-off. CompuCredit will retain liability for pending and threatened legal matters related to its retained businesses.

Insurance

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the spin-off and sets forth procedures for the administration of insured claims. In addition, the separation and distribution agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation and distribution agreement also provides that CompuCredit will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-spin-off claims, if any.

Further Assurances

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the spin-off, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the spin-off. In addition, each of the parties will agree to cooperate with each other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Other Matters

Other matters governed by the separation and distribution agreement include, among others, access to financial and other records and information, legal privilege, confidentiality and resolution of disputes between the parties relating to the separation and distribution agreement and the ancillary agreements and the agreements and transactions contemplated thereby.

Termination

The separation and distribution agreement may be terminated, and the spin-off abandoned at any time prior to the distribution by CompuCredit in its sole discretion, without our approval.  In the event of such termination, neither party will have any liability to the other party under the separation and distribution agreement.

Services Agreement

The services agreement will set forth our agreements with CompuCredit regarding the provision by CompuCredit of the following services to us:

•	accounting and SEC research and reporting;

•	investor relations;

•	legal services related to securities and securities law matters;

•	tax provision and tax return preparation; and

•	internal auditing efforts necessary to meet Sarbanes-Oxley requirements.

While a number of personnel within each of these areas will be separately employed by each of CompuCredit and Purpose Financial following the spin-off, several CompuCredit employees will continue to provide these services to us under the services agreement.

The charges for the services generally are intended to allow CompuCredit to recover fully the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by CompuCredit, including certain fees and expenses of third-party service providers. CompuCredit will provide us with reasonable information that supports the charges for such services.

The term of the services agreement is [two] years, and we have the option to renew the agreement for additional one year periods upon 60 days notice.  The services agreement can be terminated by either CompuCredit or Purpose Financial with 60-days notice where the termination is without cause, and without notice where the termination is for cause.

Subject to certain exceptions, the liability of CompuCredit under the services agreement generally will be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to CompuCredit by us pursuant to the services agreement. The services agreement also provides that CompuCredit shall not be liable to us for any special, indirect, incidental or consequential damages.

Transition Services Agreement

The transition services agreement will set forth our agreements with CompuCredit regarding the provision, on a transitional basis, of certain information technology services, including telecommunications, email and other processes and relationships.

The charges for the transition services generally are intended to allow CompuCredit to recover fully the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by CompuCredit, including certain fees and expenses of third-party service providers. CompuCredit will provide us with reasonable information that supports the charges for such transition services.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from 6 to 12 months after the completion of the spin-off), but we may terminate certain specified services by giving prior written notice to CompuCredit and paying any applicable termination charge. We have been preparing for the transition of the services to be provided by CompuCredit to us under the transition services agreement. We anticipate that we will be in a position to complete the transition of those services on or before [ 12 ] months after the completion of the spin-off.

Subject to certain exceptions, the liability of CompuCredit under the transition services agreement generally will be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to CompuCredit by us pursuant to the transition services agreement. The transition services agreement also provides that CompuCredit shall not be liable to us for any special, indirect, incidental or consequential damages.

Employee Matters Agreement

The employee matters agreement will set forth our agreements with CompuCredit regarding certain employee compensation and benefit matters.  Except as expressly provided in the employee matters agreement, employees of CompuCredit who become our employees will immediately cease active participation in CompuCredit’s benefit plans and we will provide an appropriate level of compensation and benefits to these employees under one or more newly-adopted Purpose Financial benefit plans and arrangements.

Stock Options

Any stock option granted under any of CompuCredit’s equity incentive plans held by CompuCredit’s employees or former employees will be converted into an option to acquire, on the same terms and conditions as were applicable under such CompuCredit stock option, Purpose Financial common stock and CompuCredit common stock, pursuant to a conversion methodology that is intended to preserve the intrinsic value of the option.  The number of shares subject to the CompuCredit stock option after the spin-off will be equal to the number of shares subject to the CompuCredit stock option immediately prior to the spin-off.  The exercise price per share of each CompuCredit stock option after the spin-off will be equal to the exercise price of such CompuCredit stock option immediately prior to the spin-off multiplied by a fraction, the numerator of which is the closing price per share of CompuCredit common stock immediately after the Conversion Date (as defined below) and the denominator of which is the closing price of CompuCredit stock immediately prior to the Conversion Date.  The number of shares subject to the Purpose Financial stock option after the spin-off will be equal to the number of shares of Purpose Financial common stock that would have been received on the spin-off by the holder of that number of shares of CompuCredit common stock prior to the spin-off that equals the number of shares of CompuCredit common stock subject to the CompuCredit stock option prior to the spin-off.  The exercise price per share of each Purpose Financial stock option after the spin-off will be equal to the exercise price of such CompuCredit stock option immediately prior to the spin-off multiplied by a fraction, the numerator of which is the closing price per share of Purpose Financial common stock immediately after the Conversion Date and the denominator of which is the closing price of CompuCredit stock immediately prior to the Conversion Date.  The Conversion Date shall be [  ].

Restricted Stock

Any unvested CompuCredit restricted stock awards (“CompuCredit RSAs”) held by CompuCredit’s employees or former employees as of the distribution date will be converted into CompuCredit RSAs and Purpose Financial restricted stock awards (“Purpose Financial RSAs”) respectively.  Each CompuCredit RSA as of the distribution date will be converted into CompuCredit RSAs equal to the number of shares subject to CompuCredit RSAs immediately prior to the spin-off and Purpose Financial RSAs equal to the number of shares of Purpose Financial common stock that would have been received on the spin-off by the holder of that number of shares of CompuCredit common stock prior to the spin-off that equals the number of shares of CompuCredit common stock subject to the CompuCredit RSAs prior to the spin-off.  Each Purpose Financial RSA and CompuCredit RSA will take into account all prior vesting service with CompuCredit.

    Restricted Stock Units

Any CompuCredit restricted stock units (“CompuCredit RSUs”) held by CompuCredit’s employees or former employees as of the distribution date will be converted into CompuCredit RSUs and Purpose Financial restricted stock units (“Purpose Financial RSUs”) respectively.  Each CompuCredit RSU as of the distribution date will be converted into CompuCredit RSUs equal to the number of shares subject to CompuCredit RSUs immediately prior to the spin-off and Purpose Financial RSUs equal to the number of shares of Purpose Financial common stock that would have been received on the spin-off by the holder of that number of shares of CompuCredit common stock prior to the spin-off that equals the number of shares of CompuCredit common stock subject to the CompuCredit RSUs prior to the spin-off.  Each Purpose Financial RSU and CompuCredit RSU will take into account all prior vesting service with CompuCredit.

Incentive Plans

As of the distribution date, CompuCredit employees who transfer to Purpose Financial will cease participating in any incentive pay plans sponsored by CompuCredit.  Purpose Financial will establish comparable plans to provide annual incentive pay for periods beginning on and after the distribution date.

401(k) Plan

Purpose Financial will adopt a 401(k) plan to provide retirement benefits to Purpose Financial employees after the distribution date.  CompuCredit will directly rollover to the Purpose Financial 401(k) Plan the account balances of all CompuCredit employees transferring to Purpose Financial in the CompuCredit 401(k) plan.  Each transferred employee will be credited with all service accrued with CompuCredit prior to such transfer for all purposes under the Purpose Financial 401(k).

Welfare Benefits, Severance Plan and Other Matters

Purpose Financial will establish welfare benefit plans that provide an appropriate level of life insurance, health care, dental care, vision care, accidental death and dismemberment insurance, disability and other group welfare benefits.  Accordingly, CompuCredit employees that are transferring to Purpose Financial will receive welfare benefits comparable to the benefits provided under the corresponding CompuCredit welfare benefit plans. CompuCredit will retain responsibility for all claims for welfare benefits incurred by CompuCredit employees prior to the distribution date.

CompuCredit will retain all liabilities and obligations to its employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996 and applicable state law.

Purpose Financial will establish a cafeteria plan qualifying under Section 125 of the Internal Revenue Code that will accept a spin-off of CompuCredit’s employees’ flexible spending reimbursement accounts from the CompuCredit cafeteria plan.  CompuCredit will retain all liabilities and obligations to its employees who do not transfer to Purpose Financial with respect to the existing cafeteria plan sponsored by CompuCredit.

Purpose Financial will establish a severance plan that provides benefits substantially the same as those available under the CompuCredit severance plan.

Miscellaneous

No current or former directors, officers, employees or independent contractors of CompuCredit or Purpose Financial are third-party beneficiaries of the employee matters agreement. No provision of the employee matters agreement constitutes a limitation on the rights of the respective companies to amend, modify or terminate any benefit plans or arrangements, and nothing in the employee matters agreement is an amendment to any such plan or arrangement. No provision of the employee matters agreement requires the companies to continue the employment of any of their respective employees for any specific period of time following the distribution.

Tax Sharing Agreement

The tax sharing agreement will set forth our agreements with CompuCredit regarding CompuCredit’s and our respective rights, responsibilities and obligations after the spin-off with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred if the distribution of our stock fails to qualify as tax-free for federal income tax purposes. Under the tax sharing agreement, we generally will be liable for and will indemnify CompuCredit and its subsidiaries against any taxes incurred if the distribution of Purpose Financial common stock does not qualify as tax-free for federal income tax purposes, provided such taxes do not result from certain actions undertaken by CompuCredit, any of CompuCredit’s subsidiaries or any of CompuCredit’s shareholders. We also will assume liability for and will indemnify CompuCredit and its subsidiaries against any taxes attributable to us, our subsidiaries or any of our assets or operations for all tax periods. CompuCredit generally will be liable for and will indemnify us against taxes attributable to CompuCredit, its subsidiaries or any of its assets or operations for all tax periods other than taxes arising as a result of the distribution or related transactions that are described above as payable by us. In addition, to the extent certain taxes pertaining to a period prior to the spin-off are not specifically attributable to us or CompuCredit, both us and CompuCredit will be responsible for a share of such pre-separation taxes based upon our relative profits before taxes for the relevant period.

Sublease Agreement

The sublease agreement will set forth our agreements with CompuCredit regarding the sublease of approximately 10,000 square feet of office space in Atlanta, Georgia.  We will use this space for our principal executive offices.  The initial term of the sublease agreement expires in October 2010.  The sublease rate is $22.44 per square foot.  The term and pricing of the sublease are the same as CompuCredit’s prime lease.

DESCRIPTION OF OUR CAPITAL STOCK
General

The following summary highlights selected information regarding our capital stock. It may not contain all of the information that may be important to you. This summary is qualified by reference to Georgia law, including the Georgia Business Corporation Code (“GBCC”), our articles of incorporation and bylaws.  You also should refer to the copies of our articles of incorporation and bylaws that will be filed with the SEC as exhibits to our Form 10, of which this information statement is a part, and to the provisions of the GBCC.

Our authorized capital stock consists of 150,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.  Upon completion of the spin-off, we expect that we will have 47,719,986 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights.  Holders of our common stock are entitled to one vote per share, and generally, a majority of our issued and outstanding shares of common stock is sufficient to authorize action upon all matters submitted for a vote.  Directors are elected by a plurality of the votes cast at the annual meeting of the shareholders, and our shareholders do not have the right to cumulate their votes in the election of directors.  This means that the holders of a majority of the votes represented by the common stock can elect all of the directors then standing for election.

Dividends.  The holders of our outstanding shares of common stock are entitled to receive dividends and other distributions legally available therefor in amounts as our Board of Directors may determine from time to time, subject to preferential dividend rights of any outstanding preferred stock.  Funds for our dividends generally will be provided through dividends and distributions from our subsidiaries.  All of our shares of common stock are entitled to participate ratably with respect to dividends or other distributions. We do not anticipate paying any cash dividends in the near future.

Preemptive Rights.  Holders of our common stock will not have any preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund.

Liquidation.  In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution, subject to the prior rights of preferred stock, if any, outstanding.

Preferred Stock

Upon completion of the spin-off, we will not have any shares of preferred stock outstanding.  We may issue shares of preferred stock from time to time, in one or more series, as authorized by our Board of Directors.  Our Board of Directors is authorized to determine the terms for each series of preferred stock.  Our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of common stock might believe to be in their best interests.  For more information, see “Certain Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws and Georgia Law.”

Articles of Incorporation and Bylaws

Following the spin-off, we expect that our articles of incorporation and bylaws will provide that:

•	we will initially be authorized to issue up to 150,000,000 shares of common stock and 10,000,000 shares of preferred stock;

•
our Board is expressly authorized to amend our articles to provide for the issuance of a preferred stock as well as determine the number of shares issued and other rights associated with the issuance of the preferred stock;

•	shareholders will not have preemptive rights to purchase or otherwise acquire any class of shares of our stock or securities exchangeable for or convertible into any class of shares of our stock;

•
our Board may redeem all or part of the shares of our stock belonging to a shareholder if, in the Board’s sole discretion, it deems the shareholder to be a “disqualified person,” as defined in our articles;

•	the date of our annual meeting of shareholders will be determined by the Board and will be within 180 days after the close of our fiscal year;

•
a quorum of shareholders is necessary to take action on any matter at an annual or special shareholders’ meeting, and a quorum will exist when the majority of votes entitled to be cast at a meeting are represented in person or by proxy;

•	special meetings of shareholders may only be called by the vote of one-third of the Board, the Chairman of the Board or the holders of at least 25% of the outstanding shares entitled to vote;

•
shareholders may take action without a meeting with the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted;

•	notice of an annual or special shareholders’ meeting will be provided to shareholders at least 10 days, but not more than 60 days, in advance of such a meeting;

•	our Board will consist of a minimum of three members, with the exact number determined by the Board;

•	a nominee for director must receive a plurality of votes cast to be elected;

•	shareholders must provide us with notice of director nominations or business proposals to be voted on at an annual meeting;

•
matters voted on at a shareholder meeting will be approved if the votes cast by shareholders in favor of the action exceed the votes cast opposing the action, unless otherwise specified by the articles of incorporation or the bylaws;

•	vacancies on the Board resulting from a director removal will be filled by shareholders, but all other vacancies will be filled by the Board;

•	officers will be elected by the Board;

•	the Board will determine the powers and duties of the officers and each officer may be removed with or without cause;

•
our Board of Directors will be expressly authorized to amend or repeal our bylaws, unless our articles of incorporation or the GBCC reserves such power exclusively to the shareholders or the shareholders in adopting, amending or repealing a bylaw expressly state that the Board may not amend or repeal that specific bylaw; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us.

Certain Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws and Georgia Law

The following is a summary of certain anti-takeover provisions of our articles of incorporation and bylaws and Georgia law. These provisions could make the acquisition of our company more difficult by means of a tender or exchange offer, a proxy contest or otherwise. The description below is intended as only a summary. You can access complete information by referring to our articles of incorporation and bylaws, which are incorporated by reference in this prospectus, and the GBCC, and the following summary is qualified in its entirety by reference to such documents and the applicable provisions of the GBCC.  To obtain copies of our articles of incorporation and bylaws, see “Where You Can Find More Information.”

Special Meetings of Shareholders.  Special meetings of shareholders may be called by shareholders only upon the written demand of holders of at least 25% of our outstanding capital stock.

Advance Notice of Director Nominations and Shareholder Proposals.  Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a shareholder wishes to make at an annual meeting of shareholders. Generally, a shareholder’s notice of a director nomination or proposal will be timely if delivered to our corporate secretary at our principal executive offices no earlier than 120 days and no later than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.  In the event that an annual meeting of shareholders is called for a date that is not within 60 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, the written notice must be received not later than the close of business on the tenth day following the earlier of (1) the date on which notice of the annual meeting date was mailed or (2) the date public disclosure of the meeting date was made.

Blank Check Preferred Stock.  Our Board of Directors is authorized pursuant to our articles of incorporation to establish one or more series of preferred stock without shareholder approval. We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which may arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded.

Anti-Takeover Provisions of the GBCC.  The GBCC restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. Although we have not elected to be covered by such restrictions, we may do so in the future.

The Georgia business combination statute (the “Business Combination Statute”) regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (1) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an “interested shareholder.” For purposes of the Business Combination Statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute (the “Fair Price Statute”) prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (1) certain “fair price” criteria are satisfied, (2) the business combination is unanimously approved by the continuing directors, (3) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or (4) the “interested shareholder” has been such for at least three years and has not increased this ownership position in such three-year period by more than 1% in any twelve-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Redemption of Shares Held by Disqualified Holders

Federal and state laws and regulations applicable to micro-loan providers may now or in the future restrict direct or indirect ownership or control of micro-loan providers by certain persons (such as convicted felons). Our certificate of incorporation provides that we may redeem shares of our common stock to the extent deemed necessary or advisable, in the sole judgment of our Board of Directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency held by us to conduct any portion of our business, which license or permit is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during a valuation period specified in our articles of incorporation. At the discretion of our Board of Directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [        ].

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

The GBCC permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director for:

•	any appropriation, in violation of his duties, of any business opportunity of the corporation;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	unlawful corporate distributions; or

•	any transaction from which the director received an improper personal benefit.

This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the GBCC (and not for violation of other laws, such as the federal securities laws).

The GBCC further provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as it may indemnify a director.

Purpose Financial’s articles exonerate our directors from monetary liability to the extent permitted by this statutory provision. Our articles and bylaws, further provide that Purpose Financial shall indemnify any director, and may indemnify any officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of Purpose Financial), by reason of the fact that such person is or was a director or officer of Purpose Financial, or is or was serving at the request of Purpose Financial as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Purpose Financial (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the GBCC.

In addition, our bylaws provide that Purpose Financial will advance to its directors, and may advance to its officers, reasonable expenses of any such proceeding; provided that, such person furnishes Purpose Financial with (1) a written affirmation of such person’s good faith belief that such person has met the applicable standard of conduct and (2) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding any provision of our articles or bylaws to the contrary, the GBCC provides that Purpose Financial shall not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to Purpose Financial or is subjected to injunctive relief in favor of Purpose Financial:

•	for any appropriation, in violation of his duties, of any business opportunity of Purpose Financial;

•	for acts or omissions which involve intentional misconduct or a knowing violation of law;

•	for unlawful corporate distributions; and

•	for any transaction from which the director or officer received an improper personal benefit.

We believe that the limitation of liability provision in our articles and the indemnification provisions in our bylaws will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Purpose Financial also will maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against such liabilities as are customarily covered by such policies.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Transactions with Related Parties

Following CompuCredit’s distribution of our common stock to CompuCredit’s shareholders, we will have a continuing relationship with CompuCredit as a result of the agreements we are entering into in connection with the spin-off, including a separation and distribution agreement, a transition services agreement, a services agreement, an employee matters agreement, a tax sharing agreement, a confidential disclosure agreement, an indemnification and insurance matters agreement, a sublease agreement and certain other commercial agreements. For a detailed discussion of each of these agreements, please see “Our Relationship with CompuCredit after the Spin-Off.”

Certain of our officers and directors hold shares of CompuCredit common stock and hold positions as officers and directors of CompuCredit.  This may create, or may create the appearance of, conflicts of interest when these officers and directors are faced with decisions that could have different implications for CompuCredit than the decisions have for us.  The following table shows the relationships that certain of our officers and directors have with CompuCredit.  An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding.

Name	Position with Purpose Financial	Percentage Ownership of Purpose Financial Common Stock(1)	Position with CompuCredit	Percentage Ownership of CompuCredit Common Stock(2)
David G. Hanna	Director	29.7%	Chairman of the Board and Chief Executive Officer	28.4%
Frank J. Hanna, III	Director	29.7%	Director	28.4%
Richard W. Gilbert	Director	3.5%	Vice Chairman and Chief Operating Officer	3.3%
Richard R. House, Jr.	Director	1.7%	President and Director	1.7%
J.Paul Whitehead, III	Chief Financial Officer	*	Chief Financial Officer	*
(1)  Assumes that there are no changes in each person’s holdings of CompuCredit common stock since December 8, 2009, and based on our estimates as of December 8, 2009, using the distribution ratio of [  ] share of our common stock for every [  ] shares of CompuCredit common stock, with no fractional shares.
(2)  As of December 8, 2009.

While it was our ultimate parent, CompuCredit agreed to guarantee obligations of one of our subsidiaries under a commercial property lease.  In connection with the spin-off, we may seek to guarantee these obligations in order to allow CompuCredit to be released.  However, the counterparties are not required to agree to this substitution.  In the event that the counterparties do not permit this substitution, CompuCredit will continue to guarantee the obligations of our subsidiary under such leases until their expiration on [                ].

Except as described above, there were no transactions since January 1, 2008 that would require disclosure in this information statement.

Review, Approval or Ratification of Transactions with Related Parties

Upon the listing of our common stock on the NASDAQ Stock Market, we will be required to conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and all such transactions must be approved by our Audit Committee or another independent body of our Board of Directors.  In accordance with our Audit Committee’s charter, the Audit Committee must review and approve in advance all related party transactions.  For these purposes, a “related party transaction” refers to any transaction that is required to be disclosed pursuant to Item 404 of Regulation S-K.

In addition, all of our employees, officers and directors are required to comply with the Purpose Financial Holdings, Inc. Code of Ethics. The Code of Ethics addresses, among other things, what actions are required when potential conflicts of interest may arise, including those from related party transactions. Specifically, if an employee, officer or director believes a conflict of interest exists or may arise, he or she is required to disclose immediately the nature and extent of the conflict, or potential conflict, to his or her supervisor, who, along with appropriate officials of Purpose Financial, will evaluate the conflict and take the appropriate action, if any, to ensure that our interests are protected.  Any transaction between Purpose Financial and another party on terms that are reasonably believed to be at least as favorable as the terms that we otherwise could have obtained from an unrelated third party shall not create a conflict of interest or cause a violation of the Code of Ethics, provided that (1) with respect to the directors and any member of senior management, the Audit Committee of the Board was given prior notice of such transaction and (2) with respect to all other employees, our General Counsel was given prior notice of such transaction.  The rules in the Code of Ethics regarding conflicts of interest not only apply to all of our employees, officers and directors, but also to immediate family members and certain business associates of our employees, officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, we were not required to file reports with the SEC. This information statement, the registration statement on Form 10 of which it forms a part and the related exhibits, as well as all future materials we file with the SEC may be read and copied at the SEC’s Public Reference Room or its Internet website. The Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You also may obtain information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains information filed electronically with the SEC. The address of that website is http://www.sec.gov.

    While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the exhibit filed with the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit.

INDEX TO COMBINED FINANCIAL STATEMENTS

Condensed Combined Financial Statements as of September 30, 2009 and December 31, 2008 and for the Nine Months Ended September 30, 2009 and 2008 (Unaudited)	Page
Condensed Combined Balance Sheets	F-2
Condensed Combined Statements of Operations	F-3
Condensed Combined Statement of Members’ Capital and Shareholders’ Equity	F-4
Condensed Combined Statements of Comprehensive Loss	F-5
Condensed Combined Statements of Cash Flows	F-6
Notes to Condensed Combined Financial Statements	F-7
Combined Financial Statements as of December 31, 2008 and 2007 and for the Years Ended December 31, 2008, and 2007
Report of Independent Public Accounting Firm	F-16
Combined Balance Sheets	F-17
Combined Statements of Operations	F-18
Combined Statement of Members’ Capital and Shareholders’ Equity	F-19
Combined Statements of Comprehensive Loss	F-20
Combined Statements of Cash Flows	F-21
Notes to Combined Financial Statements	F-22

Purpose Financial Holdings, Inc. and Subsidiaries
Condensed Combined Balance Sheets (Unaudited)
(Dollars in thousands)

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$19,500	$19,024
Loans and fees receivable, net	52,611	48,641
Deferred taxes, net	287	287
Prepaid expenses and other	2,923	3,600
Total current assets	75,321	71,552
Property at cost, net of depreciation	5,095	5,528
Goodwill	43,413	59,129
Intangibles, net	2,123	2,324
Receivable from affiliated companies	2,020	—
Deposits	17	209
Total assets	$127,989	$138,742
Liabilities
Current liabilities
Accounts payable and other accrued liabilities	$7,788	$6,818
Income tax and VAT payable	3,926	524
Notes payable	1,592	10,932
Total current liabilities	13,306	18,274
Commitments and contingencies (Note 11)
Equity
Members' capital and shareholders’ equity	170,498	174,411
Accumulated other comprehensive loss	(4,195)	(7,214)
Deficit	(59,577)	(46,907)
Total members’ capital and shareholders’ equity	106,726	120,290
Noncontrolling interests	7,957	178
Total equity	114,683	120,468
Total liabilties and equity	$127,989	$138,742

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Condensed Combined Statements of Operations (Unaudited)
(Dollars in thousands)

	For the Nine Months Ended September 30,
	2009	2008
Net revenue:
Fees and interest charged to customers	$98,386	$76,390
Direct expense:
Salaries and benefits	20,734	19,484
Occupancy	8,773	8,643
Advertising	9,722	3,353
Depreciation	2,462	2,400
Provision for loan losses	20,157	19,217
Other	3,510	3,600
Total direct expense	65,358	56,697
Contribution margin	33,028	19,693
Other operating expense:
General and administrative	13,075	13,165
Income from operations	19,953	6,528
Other expense:
Amortization of intangible assets	21	82
Goodwill impairment	20,000	—
Other expense	506	94
Loss on foreign currency translation	49	11
Interest expense	184	727
Total other expense	20,760	914
(Loss) income from continuing operations before income taxes	(807)	5,614
Income tax (expense) benefit	(4,131)	115
(Loss) income from continuing operations	(4,938)	5,729
Discontinued operations:
Loss from discontinued operations before income taxes	(6,433)	(6,558)
Income tax benefit	1,052	2,061
Loss from discontinued operations	(5,381)	(4,497)
Net (loss) income	(10,319)	1,232
Net (income) loss attributable to noncontrolling interests	(2,351)	47
Net (loss) income attributable to controlling interests	$(12,670)	$1,279

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Condensed Combined Statement of Members’ Capital and Shareholders’ Equity (Unaudited)
For the Nine Months Ended September 30, 2009
(Dollars in thousands)

	Members’ Capital and Shareholders’ Equity	Accumulated Other Comprehensive Loss	Deficit	Noncontrolling Interests	Comprehensive Loss	Total Equity
Balance, December 31, 2008	$174,411	$(7,214)	$(46,907)	$178	$—	$120,468
Distributions, net	(2,409)	—	—	—	—	(2,409)
Amortization of deferred stock-based compensation plan	88	—	—	—	—	88
Settlement of contingent earn-out	(1,592)	—	—	5,431	—	3,839
Net (loss) income	—	—	(12,670)	2,351	(10,319)	(10,319)
Foreign currency translation	—	3,019	—	(3)	3,016	3,016
Comprehensive loss	—	—	—	—	$(7,303)	—
Balance, September 30, 2009	$170,498	$(4,195)	$(59,577)	$7,957		$114,683

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Condensed Combined Statements of Comprehensive Loss (Unaudited)
(Dollars in thousands)

	For the Nine Months Ended September 30,
	2009	2008
Net (loss) income	$(10,319)	$1,232
Other comprehensive loss:
Foreign currency translation adjustment	3,016	(2,415)
Income taxes	—	—
Comprehensive loss	(7,303)	(1,183)
Comprehensive (income) loss attributable to noncontrolling interests	(2,348)	52
Comprehensive loss attributable to controlling interests	$(9,651)	$(1,131)

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Condensed Combined Statements of Cash Flows (Unaudited)
(Dollars in thousands)

	For the Nine Months Ended September 30,
	2009	2008
Operating activities
Net (loss) income	$(10,319)	$1,232
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	2,515	2,814
Provision for loan losses	20,157	19,217
Goodwill impairment	23,483	1,131
Amortization of intangible assets	201	82
Amortization of deferred stock-based compensation plan	88	—
Loss on sale of stores	—	4,430
Changes in operating assets and liabilities, exclusive of business acquisitions:
Prepaid expenses and other	410	(1,164)
Deposits	178	364
Accounts payable and other accrued liabilities	1,332	(1,792)
Income tax and VAT payable	2,535	980
Net cash provided by operating activities	40,580	27,294
Investing activities
Investments in loans receivable	(605,397)	(601,637)
Proceeds from loans receivable, net	582,776	581,369
Proceeds from disposal of exit states	—	1,338
Investments in affiliated companies	(2,020)	—
Proceeds from disposals of property	—	783
Purchases of property	(1,807)	(93)
Net cash used in investing activities	(26,448)	(18,240)
Financing activities
Net (repayments of) proceeds from notes payable	(10,104)	8,943
Settlement of contingent earn-out	(1,592)	—
Net members’ distributions	(2,409)	(16,022)
Net cash used in financing activities	(14,105)	(7,079)
Effect of exchange rate changes on cash and cash equivalents	449	2,187
Net increase in cash and cash equivalents	476	4,162
Cash and cash equivalents, at beginning of year	19,024	19,234
Cash and cash equivalents, at end of year	$19,500	$23,396
Supplemental cash flow information
Cash paid for interest	$147	$4,725
Cash (received) for taxes	$(53)	$(2,367)

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Notes to Condensed Combined Financial Statements
September 30, 2009 and 2008 (Unaudited)

1.           Organization and Nature of Business

The accompanying Purpose Financial Holdings, Inc. and Subsidiaries condensed combined financial statements are comprised of various entities and activities that are planned to be spun-off in a distribution from CompuCredit Holdings Corporation. The entities and activities included within these condensed combined financial statements include Valued Services Acquisitions Company, LLC (a Georgia LLC) and several of its subsidiaries, Direct MicroLending, LLC (a Georgia LLC) and its subsidiary, and CompuCredit International Holdings B.V. (an Amsterdam, Netherlands Corporation) and substantially all of its assets and subsidiaries.  For the reporting periods covered by this report, the various entities and activities reflected within these condensed combined financial statements were owned (or were conducted) either directly or indirectly by CompuCredit Holdings Corporation (and CompuCredit Corporation, its predecessor).

All significant intercompany accounts and transactions have been eliminated in the condensed combined financial statements, and we have prepared our condensed combined financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Securities and Exchange Commission (“SEC”) Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete combined financial statements. In the opinion of management, all normal recurring adjustments considered necessary to fairly state the results for the interim periods presented have been included. The preparation of condensed combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our condensed combined financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Additionally, estimates of future credit losses on our loans and fees receivable have a significant effect on the provision for loan losses within our condensed combined statements of operations and loans receivable, net, on our condensed combined balance sheets. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of what our results will be for the year ending December 31, 2009.

The combined financial statements reflect the historical accounts of our operations and have been derived from the historical financial statements and accounts of CompuCredit Holdings Corporation and its subsidiaries. These unaudited interim condensed combined financial statements should be read in conjunction with our audited combined financial statements for the years ended December 31, 2008.

Our principal business consists of marketing, servicing and/or originating small-balance, short-term loans (generally less than $500 or the equivalent thereof in the British pound for pound-denominated loans for less than thirty days) through a network of 316 retail branch locations in the U.S. and via the Internet in both the U.S. and the U.K.  Operations through our retail branch locations are referred to as our “Retail Micro-Loans” segment, while our U.K.-based loans made through the Internet are referred to as our “U.K. Internet Micro-Loans” segment or “MEM”.  Loans made via the Internet within the U.S. comprise an insignificant portion of our current operations and are included in our “US. Internet Micro-Loans” segment. We refer to the entirety of these business segments as our “micro-loan” business operations.

Concentration of Risks

As of September 30, 2009, we operated retail storefronts in nine states.  For the nine months ended September 30, 2009 and 2008, total revenues within Kentucky, Ohio, South Carolina and Wisconsin, our four largest states (measured by net revenue), accounted for 41.0% and 52.0%, respectively, of our net revenue.  Moreover, our U.K. Internet-based micro-loan operations comprised 46.4% and 32.8% of our net revenue during the nine months ended September 30, 2009 and 2008, respectively.  Negative regulatory impacts or other events in either the indicated states or within the U.K. could reduce the profitability of or otherwise limit or ban our product offerings which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Seasonality

Our business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Typically, demand increases in the third and fourth quarters of each year as customer cash requirements increase with back-to-school and holiday purchases, and decreases in the first quarter of each year, as our customers’ cash flows increase due to income tax refunds. For those reasons, our provision for loan losses is typically lowest as a percentage of net revenue in the first quarter of each year, and increases as a percentage of net revenue for the remainder of each year.  As such, the results of any particular period end may not be indicative of the estimated results of a full fiscal year.

Subsequent Events

We evaluate subsequent events that have occurred after our combined balance sheet date but before our combined financial statements are issued. There are two types of subsequent events:  (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. We have evaluated subsequent events through January 4, 2010, and based on our evaluation, we did not identify any recognized or nonrecognized subsequent events that would have required adjustments to our combined financial statements.

2.           Segment Reporting

 We operate primarily within one industry consisting of three reportable segments by which we manage our business. Our three reportable segments are Retail Micro-Loans, U.K. Internet Micro-Loans, and U.S. Internet Micro-Loans.

 Our Retail Micro-Loans segment consists of a network of storefront locations that, depending on the location (and financial reporting period), provide (or have in the past provided) some or all of the following products or services: (a) small-denomination, short-term, unsecured cash advances that are typically due on the customer’s next payday; (b) installment loans, title loans, and other credit products; and (c) money transfer, bill payment and other financial services. Revenues currently earned within this segment are classified as net revenue in the accompanying combined statements of operations.

Our U.K. Internet Micro-Loans segment is comprised of the operations of MEM, a U.K.-based, Internet, micro-loans provider that we acquired in April 2007. Using proprietary analytics to market, underwrite and manage loans over the Internet to consumers in need of short-term financial assistance, MEM loans are made for a period of up to forty days and are repayable in full on the customer’s next payday. A typical customer is twenty-two to thirty-five years of age, has average net monthly income of £1,300, works in an office or skilled environment and borrows £200. In exchange for this service, MEM receives a fee, typically 25% of the advance amount.

Our U.S. Internet Micro-Loans segment currently is comprised of limited test offerings of short-term, cash advance micro-loans over the Internet within the U.S.  We are testing an Internet-based micro-loans offering in the U.S.  as we seek to replicate the marketing, underwriting and management successes that we have had with such an offering in the U.K. through our MEM operations.

We measure the profitability of our reportable segments based on their income after allocation of specific costs and corporate overhead. Overhead costs are allocated based on headcounts and other applicable measures to better align costs with the associated revenues. Summary operating segment information (in thousands) is as follows:

Nine Months Ended September 30, 2009	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Net revenue:
Fees and interest charged to customers	$52,523	$45,641	$222	$98,386
Direct expense:
Salaries and wages	14,001	6,670	63	20,734
Occupancy	7,263	1,510	—	8,773
Advertising	2,173	7,243	306	9,722
Depreciation	1,233	1,229	—	2,462
Provision for loan losses	6,711	12,967	479	20,157
Other	3,510	—	—	3,510
Total direct expense	34,891	29,619	848	65,358
Contribution margin	17,632	16,022	(626)	33,028
General and administrative	8,837	4,197	41	13,075
Income (loss) from operations	8,795	11,825	(667)	19,953
Other expense:
Amortization of intangibles	21	—	—	21
Goodwill impairment	20,000	—	—	20,000
Other expense	115	364	27	506
Loss on foreign currency translation	—	49	—	49
Interest expense (income)	(152)	336	—	184
Total other expense	19,984	749	27	20,760
(Loss) income from continuing operations before income taxes	(11,189)	11,076	(694)	(807)
Income tax (expense) benefit	(751)	(3,623)	243	(4,131)
(Loss) income from continuing operations	(11,940)	7,453	(451)	(4,938)
Discontinued operations:
Loss from discontinued operations before income taxes	(6,433)	—	—	(6,433)
Income tax benefit	1,052	—	—	1,052
Loss from discontinued operations	(5,381)	—	—	(5,381)
Net (loss) income	(17,321)	7,453	(451)	(10,319)
Net income attributable to noncontrolling interests	—	(2,351)	—	(2,351)
Net (loss) income attributable to controlling interests	$(17,321)	$5,102	$(451)	$(12,670)
Advances receivable, gross	$27,845	$18,360	$132	$46,337
Fees and interest receivable	4,393	4,578	15	8,986
Returned items receivable	5,111	6,798	408	12,317
Loans and fees receivable, gross	$37,349	$29,736	$555	$67,640
Loans and fees receivable, net	$32,007	$20,518	$86	$52,611
Total assets	$68,188	$59,007	$794	$127,989
Notes payable	$—	$1,592	$—	$1,592

Nine Months Ended September 30, 2008	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Net revenue:
Fees and interest charged to customers	$51,341	$25,049	$—	$76,390
Direct expense:
Salaries and wages	14,156	5,328	—	19,484
Occupancy	7,727	916	—	8,643
Advertising	814	2,539	—	3,353
Depreciation	1,817	583	—	2,400
Provision for loan losses	7,010	12,207	—	19,217
Other	3,600	—	—	3,600
Total direct expense	35,124	21,573	—	56,697
Contribution margin	16,217	3,476	—	19,693
General and administrative	9,930	3,213	22	13,165
Income (loss) from operations	6,287	263	(22)	6,528
Other expense:
Amortization of intangibles	82	—	—	82
Other expense	26	68	—	94
Loss on foreign currency translation	—	11	—	11
Interest expense	—	727	—	727
Total other expense	108	806	—	914
Income (loss) from continuing operations before income taxes	6,179	(543)	(22)	5,614
Income tax benefit (expense)	1,088	(981)	8	115
Income (loss) from continuing operations	7,267	(1,524)	(14)	5,729
Discontinued operations:
Loss from discontinued operations before income taxes	(6,558)	—	—	(6,558)
Income tax benefit	2,061	—	—	2,061
Loss from discontinued operations	(4,497)	—	—	(4,497)
Net income (loss)	2,770	(1,524)	(14)	1,232
Net loss attributable to noncontrolling interests	—	47	—	47
Net income (loss) attributable to controlling interests	$2,770	$(1,477)	$(14)	$1,279
Advances receivable	$25,843	$13,221	$—	$39,064
Fees and interest receivable	3,935	3,264	—	7,199
Returned items receivable	5,239	4,949	—	10,188
Loans and fees receivable, gross	$35,017	$21,434	$—	$56,451
Loans and fees receivable, net	$29,434	$15,332	$—	$44,766
Total assets	$95,861	$48,798	$51	$144,710
Notes payable	$—	$14,722	$—	$14,722

3.	Loans and Fees Receivable, Net

The components (in thousands) of loans and fees receivable, net as of the date of each of our combined balance sheets are as follows:

	September 30, 2009	December 31, 2008
Advances receivable	$46,337	$42,401
Fees and interest receivable	8,986	7,175
Returned items receivable	12,317	11,294
Total loans and fees receivables, gross	$67,640	$60,870

In the above table, advances receivable reflect principal loan amounts made to consumers, while fees and interest receivable reflect our fees and interest accrued on these principal loans. Returned items receivable reflect the principal, fee and interest components of loans that we did not collect on the contractual due date. Amounts we believe we will not ultimately collect are included as a component in our overall allowance for uncollectible loans and fees receivable and are charged off 90 days from the point they become delinquent, or sooner if facts and circumstances earlier indicate non-collectibility.

	Balance at December 31, 2008	Additions	Subtractions	Balance at September 30, 2009
Loans and fees receivable, gross	$60,870	$664,717	$(657,947)	$67,640
Deferred revenue	(3,957)	(57,813)	56,548	(5,222)
Allowance for uncollectible loans and fees receivable	(8,272)	(20,157)	18,622	(9,807)
Loans and fees receivable, net	$48,641	$586,747	$(582,777)	$52,611

    A roll-forward (in thousands) of our loans and fees receivable (gross and net), our deferred revenue, and our allowance for uncollectible loans and fees receivable from December 31, 2007 to December 31, 2008 follows:

	Balance at December 31, 2007	Additions	Subtractions	Balance at December 31, 2008
Loans and fees receivable, gross	$60,891	$876,077	$(876,098)	$60,870
Deferred revenue	(7,339)	(82,100)	85,482	(3,957)
Allowance for uncollectible loans and fees receivable	(8,427)	(26,111)	26,266	(8,272)
Loans and fees receivable, net	$45,125	$767,866	$(764,350)	$48,641

    The deferred revenue reflected in the above tables represents unearned fees on micro-loans that will be earned by us within the next forty days.

    A roll-forward (in thousands) of our allowance for uncollectible loans and fees receivable is as follows:

	September 30, 2009	December 31, 2008
Balance at beginning of period	$(8,272)	$(8,427)
Provision for loan losses	(20,157)	(26,111)
Charge offs	19,347	28,280
Recoveries	(725)	(2,014)
Balance at end of period	$(9,807)	$(8,272)

4.        Property at Cost, Net of Depreciation

    Details (in thousands) of our property at cost, net of depreciation on our combined balance sheets are as follows:

	September 30, 2009	December 31, 2008
Software	$6,456	$3,514
Furniture and fixtures	3,594	5,162
Data processing and telephone equipment	3,255	3,159
Leasehold improvements	3,745	3,515
Vehicles	8	8
Total cost	17,058	15,358
Less accumulated depreciation	(11,963)	(9,830)
Property at cost, net of depreciation	$5,095	$5,528

    As of September 30, 2009, the weighted-average remaining life of our depreciable property was 1.3 years.

5.         Goodwill and Intangibles, Net

    Goodwill

    Changes (in thousands) in the carrying amount of goodwill for the periods ended September 30, 2009 and December 31, 2008 by reportable segment are as follows:

	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Balance as of December 31, 2007	$44,345	$21,955	$—	$66,300
Impairment loss	(1,131)	—	—	(1,131)
Foreign currency translation	—	(6,040)	—	(6,040)
Balance as of December 31, 2008	43,214	15,915	—	59,129
Impairment loss	(23,483)	—	—	(23,483)
Foreign currency translation	—	2,214	—	2,214
Goodwill related to settlement of contingent performance-related earn-out	—	5,553	—	5,553
Balance as of September 30, 2009	$19,731	$23,682	$—	$43,413

    In connection with our May 2009 decision to discontinue our Arkansas retail micro-loan operations, we allocated goodwill between our retained Retail Micro-Loans segment operations and our discontinued Arkansas operations, thereby resulting in a $3.5 million impairment loss that is reported within loss from discontinued operations in the nine months ended September 30, 2009. In connection with this reallocation, we performed a valuation analysis with respect to the remaining goodwill associated with our continuing Retail Micro-Loans segment operations based on current internal projections of residual cash flows and existing market data supporting valuation prices of similar companies; this analysis yielded an additional $20.0 million goodwill impairment charge associated with these continuing operations that is reflected within our condensed combined statement of operations for the nine months ended September 30, 2009.

    The MEM acquisition agreement was amended in the nine months ended September 30, 2009 to remove the sellers’ earn-out rights and in exchange grant the sellers a 22.5% ownership interest in the entity.  The settlement of the contingent earn-out resulted in a re-measurement of the carrying value of our investment in MEM in accordance with applicable accounting standards and additional goodwill of $5.6 million.

    Intangibles, Net

    In connection with our May 2009 decision to discontinue our Arkansas retail micro-loan operations as mentioned above, we allocated intangible assets that we determined had an indefinite benefit period between our retained Retail Micro-Loans segment operations and our discontinued Arkansas operations, thereby resulting in a $0.2 million impairment loss that we reported within loss from discontinued operations in 2009. This valuation analysis was based on current internal projections of residual cash flows and existing market data supporting valuation prices of similar companies.

6.         Accounts Payable and Other Accrued Liabilities

    Accounts payable and other accrued liabilities consisted of the following (in thousands) at:

	September 30, 2009	December 31, 2008
Accounts payable	$3,882	$2,305
Accrued wages and related taxes	2,801	3,232
Accrued professional fees	316	391
Accrued other	789	890
Total accounts payable and other accrued liabilities	$7,788	$6,818

7.         Notes Payable

    As of September 30, 2009, we owed $1.6 million on a bank note that is payable on demand and bears interest at a current rate of 1.7%. At December 31, 2008, we had $10.9 million drawn on this bank note (which was subject to differing interest rates), and we have been repaying this note balance down throughout 2009 with complete payoff scheduled to occur no later than December 31, 2009.

8.           Related Party Transactions and Receivables from Affiliated Companies, Net

In October 2009, we moved our Retail Micro-Loans segment headquarters from Peachtree City, Georgia to Atlanta, Georgia (in the same office complex that houses the headquarters of CompuCredit Holdings Corporation).  We entered into a sub-lease agreement with CompuCredit Corporation, a subsidiary of CompuCredit Holdings Corporation, for approximately 10,000 square feet of office space—agreeing to pay CompuCredit Corporation at the same lease rate that it pays under its lease until expiration of our sublease agreement on October 31, 2010.

During the nine months ended September 30, 2009 and 2008, we sold certain charged-off loans to Jefferson Capital Systems, LLC, a subsidiary of CompuCredit Holdings Corporation for $32,821 and $573,334, respectively.

During the nine months ended September 30, 2008, CompuCredit Corporation paid us $54,300 in aggregate fees for credit card accounts that we marketed within our Retail Micro-Loans segment storefronts. No such fees were paid to us in 2009 given CompuCredit Corporation’s cessation of its credit card marketing efforts late in 2008.

CompuCredit Corporation self insures for its and its U.S. affiliates’ health care claims costs. As such, we paid CompuCredit Corporation $1.1 million and $2.3 million in the nine months ended September 30, 2009 and 2008, respectively, for our allocable share of our U.S. health care claims costs.

CompuCredit Holdings Corporation includes certain of its subsidiaries, including us, under general and specific insurance policies provided by unrelated third parties.  Actual costs associated with these policies are allocated to subsidiaries of CompuCredit Holdings Corporation using direct and indirect allocation methods.  For the nine months ended September 30, 2009 and 2008, we paid $112,641 and $215,462, respectively, to CompuCredit Holdings Corporation (and/or CompuCredit Corporation, its predecessor) for these policies.

Our Retail Micro-Loans and U.S. Internet Micro-Loans segments are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. However, we have been allocated income tax expense and tax attributes under tax sharing agreements with CompuCredit Holdings Corporation (and/or CompuCredit Corporation, its predecessor) as though Purpose Financial were already formed and were responsible for paying federal, state and local income taxes associated with the operations these segments. See Note 10, “Income Taxes,” for further discussion.

CompuCredit Corporation has historically charged us a “management fee” for certain efforts (e.g., tax return preparation and internal auditing) and their associated costs that it has incurred on our behalf. This management fee has been allocated among various entities on whose behalf CompuCredit Corporation has incurred costs on the basis of time, effort, and costs incurred without any mark-up or intercompany profit. During the nine months ended September 30, 2009 and 2008, our allocated management fee charges aggregated $506,510 and $94,200, respectively.

CompuCredit Corporation has provided various guarantees on behalf of our MEM operations in the U.K. related to its third-party bank debt financing (of which only $1.6 million remained outstanding at September 30, 2009) and its headquarters office lease obligation. During the nine months ended September 30, 2009 and 2008, we paid CompuCredit Corporation aggregate fees of $39,202 and $77,121, respectively, in its capacity as a guarantor.

At each balance sheet date, we typically have an immaterial amount of net payables to or net receivables from affiliated companies owned directly or indirectly by CompuCredit Holdings Corporation associated with the above transactions and the balances of which typically are settled (paid) within a very short period of time (e.g., thirty days) after each balance sheet date. However, at September 30, 2009, we have a $2.0 million intercompany loan balance outstanding between one of our U.K. subsidiaries and another indirect U.K. subsidiary of CompuCredit Holdings Corporation. We expect to be repaid for the entire balance of this intercompany loan prior to the anticipated spin-off distribution.

In connection with a contemplated spin-off from CompuCredit Holdings Corporation, we will enter into various agreements with CompuCredit Holdings Corporation to effect the spin-off and provide a framework for our relationship with CompuCredit Holdings Corporation after the spin-off. These agreements will include a separation and distribution agreement, a transition services agreement, a services agreement, an employee matters agreement, a tax sharing agreement, a sublease agreement and certain other commercial agreements. These agreements will provide for the allocation between us and CompuCredit Holdings Corporation of CompuCredit Holdings Corporation’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our spin-off from CompuCredit Holdings Corporation and will govern certain relationships between us and CompuCredit Holdings Corporation after the spin-off.

9.        Discontinued Operations

    In the fourth quarter of 2007, we adopted a formal plan to discontinue (through sale or otherwise) 105 retail branches located within six states (Arizona, Colorado, Florida, Louisiana, Michigan, Oklahoma). Subsequently, in the third quarter of 2008, we decided to retain 31 retail storefronts in Oklahoma and Colorado for which we now expect to be able to earn our desired returns. Our continuing operations and discontinued operations results within our combined statements of operations for the periods ending September 30, 2009 and September 30, 2008 reflect our decision to continue operating the limited number of storefronts in Oklahoma and Colorado. All other discontinued storefronts within the affected states were either sold or closed by December 31, 2008. In addition, in the first quarter of 2008, we adopted a formal plan to discontinue 81 retail branches located in Texas, and we sold or otherwise disposed of these assets by December 31, 2008. We incurred $1.8 million of losses associated with these transactions during the nine months ended September 30, 2008.

    In May 2009, we discontinued our Arkansas retail storefront operations based on ongoing regulatory opposition that we faced within that state; as such, our Arkansas retail micro-loan results of operations are classified as discontinued operations for all periods presented. Reflecting both our discontinued Arkansas operations, as well as those of other Retail Micro-Loans segment states that we discontinued in prior reporting periods, the components (in thousands) of our discontinued operations are as follows:
	For the Nine Months Ended September 30,
	2009	2008
Total earned check fees	$2,376	$13,897
Provision for loan losses	681	3,991
Other operating expense	4,465	13,504
Loss on sale	—	1,829
Goodwill impairment	3,663	1,131
Net loss before income tax benefit	(6,433)	(6,558)
Net income tax benefit	1,052	2,061
Net loss	$(5,381)	$($4,497)

10.       Income Taxes

    All of the operations of our Retail Micro-Loans and U.S. Internet Micro-Loans segments are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. For this reason, none of the entities included within these segments have ever been subject to federal, state or local income taxes. Instead, their earnings have been taxed for federal, state and local income tax purposes directly to the owning member of these entities, which has generally been either CompuCredit Holdings Corporation or its predecessor under U.S. income tax laws, CompuCredit Corporation, neither of which will be distributed entities in the proposed spin-off transaction. Nevertheless, we have included within our combined financial statements for all periods presented CompuCredit Holdings Corporation’s share of all current and deferred income tax expenses/benefits and liabilities/assets associated with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ activities because:

•
Purpose Financial, which will undertake ownership of our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities after the spin-off, will be included in future combined financial statements with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities upon its formation and prospectively after the spin-off;

•	Purpose Financial will be subject to future federal, state and local income taxes on the income of the Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities; and

•
under the terms of our tax sharing agreement, CompuCredit Holdings Corporation, upon its contribution to Purpose Financial of the assets of our Retail Micro-Loans and U.S. Internet Micro-Loans segments (several of which will have book versus tax basis differences), also will contribute all of its current and deferred income tax receivables and payables associated with the activities of our Retail Micro-Loans and U.S. Internet Micro-Loans segments.

We account for income taxes based on the liability method. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Also, in determining our tax liabilities and as suggested above, we have allocated certain consolidated tax liabilities borne by the members of CompuCredit’s federal consolidated income tax returns and state and local unitary returns to the new Purpose Financial combined financial reporting group, the combined results of which are reflected within these condensed combined financial statements.

We also apply accounting rules concerning uncertain tax positions, whereby we are required to assess the probability that a tax position taken may not ultimately be sustained on audit. For those positions that are not more than 50% likely to be realized upon ultimate settlement, no benefit may be recognized. We revaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts and circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. Our policy is to recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. However, reflecting our current conclusions that we have no uncertain tax positions, we incurred and recognized no potential accrued interest and penalties associated with uncertain tax positions during the nine months ended September 30, 2009 and 2008.

We generally do not provide federal, state or local income taxes on the undistributed earnings of non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of such taxes that could be payable.

Our overall effective tax rates (computed considering both continuing and discontinued operations in the aggregate) were (42.5)% and 230.4% for the nine months ended September 30, 2009 and 2008, respectively. We have experienced no significant changes in filing jurisdictions, statutory rates or permanent differences (other than foreign earnings associated with our U.K. Internet Micro-Loans segment) period over period, and the variance in the effective tax rates relative to both U.S. and U.K. statutory rates (see breakout of tax expense by segment in the notes to our combined financial statements) and between periods is principally caused by changes in valuation allowances against net deferred tax assets, specifically a $6.4 million increase in valuation allowances during the nine months ended September 30, 2009 and a $3.9 million decrease in valuation allowances during the nine months ended September 30, 2008.

Elaborating further, in the nine months ended September 30, 2009, we reported pre-tax losses from our combined continuing and discontinued operations aggregating $7.2 million, yet we recorded net income tax expense associated with our combined continuing and discontinued operations of $3.1 million; this reflects the profitability and taxability of our U.K. operations, coupled with the more-than-offsetting losses experienced within our U.S. operations for which no deferred tax benefits were recorded due to our establishment of valuation allowances against our U.S. operations’ net deferred tax assets. In contrast, in the nine months ended September 30, 2008, we reported pre-tax losses from our combined continuing and discontinued operations aggregating $0.9 million, yet we recorded $2.2 million of net income tax benefits associated with our combined continuing and discontinued operations; this reflects the lack of profitability and taxability of both our U.S. and U.K. operations during this period, coupled however, with a release in valuation allowances during this period associated with declines in our net deferred tax assets from the beginning to the end of this period. But for valuation allowance changes during these periods, our effective tax rates would have been 46.2% and 21.4% for the nine months ended September 30, 2009 and 2008, respectively.

11.           Commitments and Contingencies

Litigation

We are involved in various legal proceedings that are incidental to the conduct of our business. In one of these legal proceedings, one of our subsidiaries (along with CompuCredit Corporation, a subsidiary of CompuCredit Holdings Corporation) is a defendant in a class action lawsuit entitled Knox, et al. vs. First Southern Cash Advance, et al, No 5 CV 0445, filed in the Superior Court of New Hanover county, North Carolina, on February 8, 2005. The plaintiffs allege that in conducting a so-called “payday lending” business, certain of the our Retail Micro-Loans segment subsidiaries violated various laws governing consumer finance, lending, check cashing, trade practices and loan brokering. The plaintiffs are seeking damages of up to $75,000 per class member. Our subsidiary intends to vigorously defend this lawsuit. Similar claims have been asserted against several other lenders in transactions involving small balance, short-term loans made to consumers in North Carolina.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Purpose Financial Holdings, Inc.

We have audited the accompanying combined balance sheets of Purpose Financial Holdings, Inc. as of December 31, 2008 and 2007 and the related combined statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Purpose Financial Holdings, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Atlanta, Georgia
January 4, 2010

Purpose Financial Holdings, Inc. and Subsidiaries
Combined Balance Sheets
(Dollars in thousands)

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$19,024	$19,234
Loans and fees receivable, net	48,641	45,125
Deferred taxes, net	287	—
Prepaid expenses and other	3,600	3,193
Total current assets	71,552	67,552
Property at cost, net of depreciation	5,528	9,581
Goodwill	59,129	66,300
Intangibles, net	2,324	2,416
Deferred taxes, net	—	1,641
Deposits	209	663
Assets held for sale	—	6,141
Total assets	$138,742	$154,294
Liabilities
Current liabilities
Accounts payable and other accrued liabilities	$6,818	$10,433
Income tax and VAT payable	524	150
Notes payable	10,932	4,498
Total current liabilities	18,274	15,081
Liabilities related to assets held for sale	—	373
Commitments and contingencies (Note 10)
Equity
Members' capital and shareholders’ equity	174,411	190,677
Accumulated other comprehensive (loss) income	(7,214)	826
Deficit	(46,907)	(52,767)
Total members’ capital and shareholders’ equity	120,290	138,736
Noncontrolling interests	178	104
Total equity	120,468	138,840
Total liabilities and equity	$138,742	$154,294
See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Combined Statements of Operations
(Dollars in thousands)

	For the Year Ended December 31,
	2008	2007
Net revenue:
Fees and interest charged to customers	$107,231	$93,437
Direct expense:
Salaries and benefits	26,242	23,303
Occupancy	11,562	10,744
Advertising	5,963	1,353
Depreciation	3,295	2,656
Provision for loan losses	26,111	17,877
Other	4,891	4,397
Total direct expense	78,064	60,330
Contribution margin	29,167	33,107
Other operating expense:
General and administrative	16,667	18,964
Income from operations	12,500	14,143
Other expense:
Amortization of intangible assets	93	1,560
Goodwill impairment	—	48,449
Other expense	523	125
Loss (gain) on foreign currency translation	5	(10)
Interest expense	1,015	409
Total other expense	1,636	50,533
Income (loss) from continuing operations before income taxes	10,864	(36,390)
Income tax expense	(523)	(3,945)
Income (loss) from continuing operations	10,341	(40,335)
Discontinued operations:
Loss from discontinued operations before income taxes	(6,379)	(18,036)
Income tax benefit	1,994	3,542
Loss from discontinued operations	(4,385)	(14,494)
Net income (loss)	5,956	(54,829)
Net (income) loss attributable to noncontrolling interests	(96)	58
Net income (loss) attributable to controlling interests	$5,860	$(54,771)

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Combined Statement of Members’ Capital and Shareholders’ Equity
For the Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	Members’ Capital and Shareholders’ Equity	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Deficit)	Noncontrolling Interests	Comprehensive Loss	Total Members’ Capital and Shareholders' Equity
Balance, December 31, 2006	$198,359	$11	$2,004	$—	$—	$200,374
Distributions, net	(7,682)	—	—	—	—	(7,682)
Contributions from owners of noncontrolling interests	—	—	—	126	—	126
Net loss	—	—	(54,771)	(58)	(54,829)	(54,829)
Foreign currency translation	—	815	—	36	851	851
Comprehensive loss	—	—	—	—	$(53,978)	—
Balance, December 31, 2007	190,677	826	(52,767)	104		138,840
Distributions, net	(16,266)	—	—	—	—	(16,266)
Net income	—	—	5,860	96	$5,956	5,956
Foreign currency translation	—	(8,040)	—	(22)	(8,062)	(8,062)
Comprehensive loss	—	—	—	—	$(2,106)	—
Balance, December 31, 2008	$174,411	$(7,214)	$(46,907)	$178		$120,468

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Combined Statements of Comprehensive Loss (Unaudited)
(Dollars in thousands)

	For the Year Ended December 31,
	2008	2007
Net income (loss)	$5,956	$(54,829)
Other comprehensive loss:
Foreign currency translation adjustment	(8,062)	851
Income taxes	—	—
Comprehensive loss	(2,106)	(53,978)
Comprehensive (income) loss attributable to noncontrolling interests	(74)	22
Comprehensive loss attributable to controlling interests	$(2,180)	$(53,956)

See accompanying notes.

Purpose Financial Holdings, Inc and Subsidiaries
Combined Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2008	2007
Operating activities
Net income (loss)	$5,956	$(54,829)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,759	3,656
Provision for loan losses	19,217	17,877
Goodwill impairment	1,131	53,861
Write-off of other intangible	—	950
Amortization of intangible assets	92	1,560
Loss on sale of stores held for sale	4,430	—
Changes in operating assets and liabilities, exclusive of business acquisitions:
Prepaid expenses and other	(806)	1,153
Deposits	502	(11)
Accounts payable and other accrued liabilities	(2,808)	(7,694)
Income tax and VAT payable	1,741	(447)
Net cash provided by operating activities	33,214	16,076
Investing activities
Investments in loans receivable	(790,826)	(1,204,346)
Proceeds from loans receivable, net	763,430	1,222,834
Purchase of entity	—	(22,938)
Proceeds from disposal of exit states	1,338	—
Proceeds from disposals of property	2,670	783
Purchases of property	(2,913)	(7,591)
Net cash used in investing activities	(26,301)	(11,258)
Financing activities
Net proceeds from notes payable	8,661	3,976
Repayment of seller note	—	(5,000)
Net members’ distributions	(16,266)	(7,679)
Net cash used in financing activities	(7,605)	(8,703)
Effect of exchange rate changes on cash and cash equivalents	482	537
Net decrease in cash and cash equivalents	(210)	(3,348)
Cash and cash equivalents, at beginning of year	19,234	22,582
Cash and cash equivalents, at end of year	$19,024	$19,234
Supplemental cash flow information
Cash paid for interest	$5,505	$9,029
Cash (received) paid for taxes	$(3,156)	$898

See accompanying notes.

Purpose Financial Holdings, Inc. and Subsidiaries
Notes to Combined Financial Statements
December 31, 2008 and 2007

1.	Organization and Nature of Business

The accompanying Purpose Financial Holdings, Inc. and Subsidiaries combined financial statements are comprised of various entities and activities that are planned to be spun-off in a distribution from CompuCredit Holdings Corporation. The entities and activities included within these combined financial statements include Valued Services Acquisitions Company, LLC (a Georgia LLC) and several of its subsidiaries, Direct MicroLending, LLC (a Georgia LLC) and its subsidiary, and CompuCredit International Holdings B.V. (an Amsterdam, Netherlands Corporation) and substantially all of its assets and subsidiaries.  For the reporting periods covered by this report, the various entities and activities reflected within these combined financial statements were owned (or were conducted) either directly or indirectly by CompuCredit Holdings Corporation (and CompuCredit Corporation, its predecessor).

The combined financial statements include the combined results of operations for all the above-mentioned entities, and all significant intercompany accounts and transactions have been eliminated in the combined financial statements.

Our principal business consists of marketing, servicing and/or originating small-balance, short-term loans (generally less than $500 or the equivalent thereof in the British pound for pound-denominated loans for less than thirty days) through a network of 316 retail branch locations in the U.S. and via the Internet in both the U.S. and the U.K.  Operations through our retail branch locations are referred to as our “Retail Micro-Loans” segment, while our U.K.-based loans made through the Internet are referred to as our “U.K. Internet Micro-Loans” segment or “MEM”.  Loans made via the Internet within the U.S. comprise an insignificant portion of our current operations and are included in our “U.S. Internet Micro-Loans” segment. We refer to the entirety of these business segments as our “micro-loan” business operations.

We began our micro-loan operations in June, 2004 through the acquisition of over 300 retail storefronts operating under the brand names of First American Cash Advance and First Southern Cash Advance (collectively “First American”).  The First American footprint of store locations served as the initial platform for growth of our micro-loan activities.  Subsequently, in August, 2004, we acquired substantially all of the assets of Venture Services of Kentucky, Inc. (“Venture Services”) which added 166 branch locations operating under the brand name of “Check Advance” to the existing network of First American locations.  In January, 2005, we acquired substantially all of the assets of CW Management Corp. (“CW Management”) which added 39 locations in northern Ohio operating under the brand name “Payday Cash Advance.” In April 2007, we acquired 95% of the outstanding shares of MEM, a leading provider in the U.K. of Internet-based, short-term micro-loans, for £11.6 million ($22.9 million).

Our revenues are predominantly derived from our micro-loan operations in our retail stores as well as through the Internet, both domestically and internationally.

Retail Micro-Loans Segment

In most of the states in which our Retail Micro-Loans segment operates, we make loans directly to customers against personal checks, which are held until the customers repay the loan principal and fees or until the holding period has expired (typically 14 days). This form of business is generally referred to as a “deferred presentment” service. In exchange for this service, we receive an earned check fee” typically ranging from approximately 15% to 17% of the advance amount. This deferred presentment model operates under the authority of state-governed enabling statutes. The form and structure of these deferred presentments may change in accordance with corresponding changes in state, local and federal law. We also cash checks for our customers at a fee calculated as a percentage of the face of the check in certain locations.

We also may charge and collect additional fees for loan originations, returned checks, late fees and other fees as allowed by governing laws and statures. Currently, origination fees range from $15 to $30 dollars but are subject to change pursuant to changes in applicable laws. Fees for returned items declined due to insufficient funds (“NSF”) and closed accounts are typically set by state and range from $30 to $50 while late fees, which also vary by state can be as high as $50.

In states where permissible by law, we may offer alternative products to micro-loan customers as well as customers who do not participate in micro lending with us. Product and service offerings include check cashing in Ohio and Arkansas (until our discontinuance of our Arkansas operations in the second quarter of 2009), as well as services offered by independent third parties through contractual agreements with us. These third-party products and services include tax preparation services, money order and wire transfer services and bill payment services. In addition, until it stopped its credit card marketing efforts late in 2008, CompuCredit Corporation, a subsidiary of CompuCredit Holdings Corporation, paid us a fee for each general purpose credit card that we successfully marketed for issuance by one of CompuCredit Corporation’s third-party issuing bank partners.

As of December 31, 2008 (and exclusive of our discontinued operations), we operated 350 stores in nine states (Alabama, Colorado, Kentucky, Mississippi, Ohio, Oklahoma, South Carolina, Tennessee, and Wisconsin).  In May 2009, we discontinued our Arkansas retail storefront operations based on ongoing regulatory opposition that we faced within that state; as such, our Arkansas retail micro-loan results of operations are classified as discontinued operations for all periods presented.

Through the fall of 2007, True Financial, a subsidiary within our Retail Micro-Loans segment, served as a lender to Texas residents in association with three unaffiliated third-party CSO companies. Under this arrangement, the unaffiliated CSOs typically offered a fee-based credit services package to assist customers in trying to improve their credit and in obtaining a short-term, cash advance loan from us. Under the terms of separate agreements entered into during 2005 and 2006, the third-party CSOs referred customers in Texas to us, processed loan applications on our behalf, and committed to reimburse us for any loans and certain related fees that we were not able to collect from these customers. Late in 2007, we sold a substantial  majority of the portfolios related to this particular lending activity at their face amount, and after collecting those loans that we did not sell, we ceased this lending activity altogether.

U.K. Internet Micro-Loans Segment

In April 2007, we acquired 95% of the outstanding shares of MEM, a leading provider in the U.K. of Internet-based short term micro-loans, for £11.6 million ($22.9 million) in cash from which we recorded goodwill of £11.0 million ($21.7 million).  Under the original purchase agreement, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million, although none of the earn-out performance conditions was satisfied for 2007 and 2008. The MEM acquisition agreement was amended in early 2009 to remove the sellers’ earn-out rights and in exchange to increase the seller’s continuing minority ownership interest in MEM from 5.0% to 24.0%.

Using proprietary analytics to market, underwrite and manage loans to consumers in need of short-term financial assistance, MEM loans are made for a period of up to forty days and are repayable in full on the customer’s next payday.  A typical customer is twenty-two to thirty-five years of age, has average net monthly income of £1,300, works in an office or skilled environment and borrows £200.  In exchange for this service, we receive a fee, typically 25% of the advance amount.

Risks and Uncertainties

Our deferred presentment service businesses are regulated directly and indirectly under various federal and state consumer protection and other laws, rules and regulations, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act, the federal Gramm-Leach-Bliley Act and federal Telemarketing and Consumer Fraud and Abuse Prevention Act. These statutes and their enabling regulations, among other things, impose disclosure requirements when a consumer loan or cash advance is advertised and when the account is opened. In addition, various state statutes limit the rate and fees that may be charged, prohibit discriminatory practices in extending credit, impose limitations on the number and form of transactions and restrict the use of consumer credit reports and other account-related information. Many of the states in which these businesses operate have various licensing requirements and impose certain financial or other conditions in connection with their licensing requirements.  Any adverse change in or interpretation of existing laws or regulations or the failure to comply with any such laws and regulations could result in fines, class-action litigation, or interruption or cessation of certain business activities. Any of these events could have a material adverse effect on our business. In addition, there can be no assurance that amendments to such laws and regulations or new or more restrictive laws or regulations, or interpretations thereof, will not be adopted in the future which may make compliance more difficult or expensive, further limit or restrict fees and other charges, curtail current operations, restrict our ability to expand operations or otherwise materially adversely affect our businesses or prospects.  For example in the state of South Carolina new regulations have been enacted to require the use of a database to limit consumers to one outstanding micro-loan.  The effects of this new regulation could result in a loss of customers as many of our customers currently have outstanding loans with our competitors in addition to us, and they will be forced to utilize the services of only one micro-lender. We are active in the Financial Service Centers of America “FISCA” and continually monitor federal, state and local regulatory activity through FISCA, as well as state and local lobbyists.

Our MEM, U.K.-based, Internet, micro-loan operations are subject to U.K. regulations that provide similar consumer protections to those provided under the U.S. regulatory framework. MEM is directly licensed and regulated by the Office of Fair Trading (“OFT”).  MEM is governed by an extensive regulatory framework, with the key legislation as follows:  Consumer Credit Act, Data Protection Act; Privacy and Electronic Communications Regulations; Consumer Protection and Unfair Trading regulations; Financial Services (Distance Marketing) Regulations; Enterprise Act; Money Laundering Regulations and ASA adjudications. The aforementioned legislation imposes strict rules on the look and content of consumer contracts, how interest rates are calculated and stated, advertising in all forms, who we can contact and disclosures to consumers, among others. The regulators such as the OFT provide guidance on consumer credit practices including collections.  The regulators are constantly reviewing legislation and guidance in many areas of consumer credit. MEM is involved in discussions with the regulators via trade groups while keeping up to date with any regulatory changes and implementing them where and when required.

Concentration of Risks

As of December 31, 2008 (and exclusive of our discontinued operations), we operated retail storefronts in nine states.  For the years ended December 31, 2008 and 2007, total revenues within Kentucky, Ohio, South Carolina and Wisconsin, our four largest states (measured by net revenue), accounted for 50.0% and 70.0%, respectively, of our net revenue.  Moreover, our U.K. Internet-based micro-loan operations comprised 35.1% and 6.4% of our net revenue during the years ended December 31, 2008 and 2007, respectively.  Negative regulatory impacts or other events in either the indicated states or within the U.K. could reduce the profitability of or otherwise limit or ban our product offerings which could have a material adverse effect on our business, prospects, results of operations or financial condition.

2.	Significant Accounting Policies and Combined Financial Statement Components

The following is a summary of significant accounting policies we follow in preparing our combined financial statements, as well as a description of significant components of our combined financial statements.

We prepare our combined financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and these principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our combined financial statements, as well as the reported amounts of revenues and expenses during each reporting period. We base these estimates on information available to us as of the date of the financial statements. Actual results could differ materially from these estimates. Additionally, estimates of future credit losses on our loans and fees receivable have a significant effect on the provision for loan losses within our combined statements of operations and loans and fees receivable, net, on our combined balance sheets.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We typically maintain cash on deposit at banks in excess of federally insured limits. Accordingly, at various times during the period presented herein, balances were uninsured and uncollateralized.

Loans and Fees Receivable, Net

We issue unsecured, short-term loans (herein referred to as “loans and fees receivable”) up to limits set by relevant state, federal or international regulations. We actively manage our customer risk profile and collection efforts in order to maximize revenues while maintaining losses within a targeted range. Management has instituted control mechanisms that it believes have been effective in managing risks. In accordance with these policies, our customers are required to provide proof of income, an active checking account and a permanent residence. However, we do not undertake a credit check or require collateral other than the customer’s personal check as part of the transaction approval process. We bear the entire risk of loss related to loans and fees receivable.

Allowance for Uncollectible Loans and Fees Receivable

Through our analysis of loan performance, delinquency data, charge-off data, economic trends and the potential effects of those economic trends on our customers, we establish an allowance for uncollectible loans and fees receivable as an estimate of the probable losses inherent within our portfolio of loans and fees receivable. To the extent that actual results differ from our estimates of uncollectible loans and fees receivable, our results of operations and liquidity could be materially affected.

Prepaid Expenses and Other

Prepaid expenses and other assets include amounts paid to third parties for marketing and other services. We expense these amounts once services have been performed or marketing efforts have been undertaken.

Property at Cost, Net of Depreciation

We capitalize costs related to internal development and implementation of software used in our operating activities in accordance with applicable accounting standards.  These capitalized costs consist almost exclusively of fees paid to third-party consultants to develop code and install and test software specific to our needs and to customize purchased software to maximize its benefit to us. We have focused the majority of these efforts on our proprietary information management system that supports our decision-making function, including targeted marketing, solicitation, application processing, account management and collection activities.

    We record our property at cost less accumulated depreciation or amortization. We compute depreciation expense using the straight-line method over the estimated useful lives of our assets, which are approximately five years for furniture, fixtures and equipment and three years for software. We amortize leasehold improvements over the shorter of their estimated useful lives or the terms of their respective underlying leases.

Intangibles, Net

    We amortize identifiable intangible assets over their and in proportion to their estimated periods of benefit. The estimated benefit periods range from three years for customer relationships to three to five years for non-compete agreements. For those intangible assets such as trademarks and trade names that we determined have an indefinite benefit period, no amortization expense is recorded. We periodically (at least annually) evaluate the recoverability of intangible assets and take into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment. During 2008 and 2007, we charged off $0.0 and $0.9 million, respectively, of impaired intangible assets that were originally determined to have an indefinite benefit period. Intangibles impairment charges are included within the discontinue operations on our combined statements of operations.

Foreign Currency Translation

    We translate the financial statements of our foreign subsidiaries into U.S. currency in accordance with applicable accounting standards.  We translate assets and liabilities at period-end exchange rates and income and expense items at average rates of exchange prevailing during each respective reporting period. We include translation adjustments in accumulated other comprehensive income within shareholders’ equity on our combined balance sheets. We also include gains and losses resulting from foreign currency transactions in our accompanying combined statements of operations.

Noncontrolling Interests

    Noncontrolling interests represent minority ownerships in our various majority-owned subsidiaries and are included as a component of total equity in our accompanying combined balance sheets. These noncontrolling interests are limited to subsidiaries within our U.K. Internet Micro-Loans segment and represent an aggregate 30.3% noncontrolling ownership interest in this segment. The noncontrolling ownership interests in this segment increased to their current 30.3% level in January 2009 based in part on a negotiated transaction to eliminate sellers’ contingent earn-out payment rights that arose originally for the sellers of MEM in our April 2007 acquisition of MEM. See Note 15, “Acquisition of MEM,” for further discussion. Our noncontrolling interest holders’ shares of our net income or net losses also are allocated to them in our accompanying combined statements of operations.

Off-Balance-Sheet Arrangements

    In April, 2008, we sold our Texas operations that offered a fee-based credit services package to assist customers in trying to improve their credit and in obtaining an extension of consumer credit through a third-party lender. Under the terms of our agreement with this lender, we processed customer applications and were contractually obligated to reimburse the lender for the full amount of the loans and certain related fees that were not collected from the customers. As of December 31, 2008, the third-party lender's outstanding advances and interest receivable (which were not recorded on our balance sheet, but for which we were contingently obligated under our contractual terms with the lender) were $0.0 million.

    We have no off-balance-sheet arrangements beyond that disclosed above.

Fair Value of Financial Instruments

    For certain of our financial instruments, including cash and cash equivalents and loans and fees receivable, the carrying amounts approximate fair value due to the short maturities of the underlying instruments.

Revenue Recognition

    We record deferred revenue for the fee component of our loans and fees receivable at the time checks are exchanged for cash or cash proceeds are issued onto a customer’s debit card. Deferred revenue is recognized in earnings over the agreed-upon initial loan period. We also have an immaterial level of amortizing installment loans that we have made; because of uncertainty as to the collectability of the interest and principal underlying these loans, we recognize revenue only on collected interest. In the states in which we cash checks for our customers, revenue is earned at the time the check is cashed and is calculated as a percentage of the face amount of the check.

Direct Expense

The direct expense category on our statements of operations includes only the direct costs of operating our stores or making our Internet cash-advance loans. With respect to our storefronts, this includes salaries and benefits of store and regional employees, rent and other occupancy costs, advertising costs, provision for loan losses and other costs incurred by the stores. Excluded from the direct expenses category are our corporate-level overhead costs, which include salaries and benefits of corporate employees, professional fees and certain travel costs.

Advertising Costs

Advertising costs are expensed as incurred. During 2008 and 2007, we expensed $6.0 million and $1.4 million in advertising costs.

Store Opening Costs

Certain store opening costs, including advertising, payroll, legal, travel, training, occupancy and small equipment costs, are expensed as incurred.

Acquisitions

In April 2007, we acquired 95% of the outstanding shares of MEM, our U.K.-based, Internet, micro-loan operations, for £11.6 million ($22.9 million) in cash. Under the original purchase agreement, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million, although none of the earn-out performance conditions was satisfied for 2007 and 2008. The MEM acquisition agreement was amended in early 2009 to remove the sellers’ earn-out rights and in exchange to increase the seller’s continuing minority ownership interest in MEM from 5.0% to 24.0%.

Income Taxes

All of the operations of our Retail Micro-Loans and U.S. Internet Micro-Loans segments are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. For this reason, none of the entities included within these segments have ever been subject to federal, state or local income taxes. Instead, their earnings have been taxed for federal, state and local income tax purposes directly to the owning member of these entities, which has generally been either CompuCredit Holdings Corporation or its predecessor under U.S. income tax laws, CompuCredit Corporation, neither of which will be distributed entities in the proposed spin-off transaction. Nevertheless, we have included within our combined financial statements for all periods presented CompuCredit Holdings Corporation’s share of all current and deferred income tax expenses/benefits and liabilities/assets associated with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ activities because:

•
Purpose Financial, which will undertake ownership of our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities after the spin-off, will be included in future combined financial statements with our Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities upon its formation and prospectively after the spin-off;

•	Purpose Financial will be subject to future federal, state and local income taxes on the income of the Retail Micro-Loans and U.S. Internet Micro-Loans segments’ disregarded entities; and

•
under the terms of our tax sharing agreement, CompuCredit Holdings Corporation, upon its contribution to Purpose Financial of the assets of our Retail Micro-Loans and U.S. Internet Micro-Loans segments (several of which will have book versus tax basis differences), also will contribute all of its current and deferred income tax receivables and payables associated with the activities of our Retail Micro-Loans and U.S. Internet Micro-Loans segments.

We account for income taxes based on the liability method. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Also, in determining our tax liabilities and as suggested above, we have allocated certain consolidated tax liabilities borne by the members of CompuCredit’s federal consolidated income tax returns and state and local unitary returns to the new Purpose Financial combined financial reporting group, the combined results of which are reflected within these combined financial statements.

We also apply accounting rules concerning uncertain tax positions, whereby we are required to assess the probability that a tax position taken may not ultimately be sustained on audit. For those positions that are not more than 50% likely to be realized upon ultimate settlement, no benefit may be recognized. We revaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts and circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. Our policy is to recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. However, reflecting our current conclusions that we have no uncertain tax positions, we incurred and recognized no potential accrued interest and penalties associated with uncertain tax positions during 2008 and 2007.

We generally do not provide federal, state or local income taxes on the undistributed earnings of non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of such taxes that could be payable.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting rules that significantly changed the accounting for business combinations. Under these rules, an acquiring entity is required, with limited exceptions, to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. The rules change the accounting treatment for certain specific items, including:

•	Acquisition costs generally are expensed as incurred;

•	Noncontrolling interests (formerly known as minority interests) are valued at fair value at the acquisition date;

•
Acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under previously existing rules for non-acquired contingencies;

•	In-process research and development is recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

    The new rules also include a substantial number of new disclosure requirements. They apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and earlier adoption was prohibited. While the new rules significantly affect the way that we will account for future acquisitions, we adopted them on January 1, 2009 with no material effects on our combined results of operations, financial position or cash flows.

    Also in December 2007, the FASB issued new accounting requirements that establish new accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Specifically, these rules require the recognition of any noncontrolling interests (formerly known as minority interests) as equity in the combined financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interests is included in combined net income on the face of the income statement. The rules also clarify that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, the rules require that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The rules also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. These new rules are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption was prohibited. We adopted these rules on January 1, 2009 with no material effects (other than the effects of reclassification of our noncontrolling interests as a component of equity) on our combined results of operations, financial position or cash flows. In accordance with applicable adoption requirements, the combined financial statements included herein reflect the retrospective application of the new noncontrolling interests rules for all periods presented.

In June 2009, the FASB issued a new accounting pronouncement that established the FASB Accounting Standards Codification as the single source of authoritative GAAP, superseding all existing GAAP accounting standards. This new pronouncement is effective for interim and annual financial statements issued for periods ending after September 15, 2009. The adoption of this pronouncement does not change GAAP and will not impact our combined results of operations, financial position or cash flows.

Subsequent Events

We evaluate subsequent events that have occurred after our combined balance sheet date but before our combined financial statements are issued. There are two types of subsequent events:  (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. We have evaluated subsequent events through January 4, 2010, and based on our evaluation, we did not identify any recognized or nonrecognized subsequent events that would have required adjustments to our combined financial statements.

3.	Segment Reporting

    We operate primarily within one industry consisting of three reportable segments by which we manage our business. Our three reportable segments are Retail Micro-Loans, U.K. Internet Micro-Loans, and U.S. Internet Micro-Loans.

    Our Retail Micro-Loans segment consists of a network of storefront locations that, depending on the location (and financial reporting period), provide (or have in the past provided) some or all of the following products or services: (a) small-denomination, short-term, unsecured cash advances that are typically due on the customer’s next payday; (b) installment loans, title loans, and other credit products; and (c) money transfer, bill payment and other financial services. Revenues currently earned within this segment are classified as net revenue in the accompanying combined statements of operations.

    Our U.K. Internet Micro-Loans segment is comprised of the operations of MEM, a U.K.-based, Internet, micro-loans provider that we acquired in April 2007. Using proprietary analytics to market, underwrite and manage loans over the Internet to consumers in need of short-term financial assistance, MEM loans are made for a period of up to forty days and are repayable in full on the customer’s next payday. A typical customer is twenty-two to thirty-five years of age, has average net monthly income of £1,300, works in an office or skilled environment and borrows £200. In exchange for this service, MEM receives a fee, typically 25% of the advance amount.

    Our U.S. Internet Micro-Loans segment currently is comprised of limited test offerings of short-term, cash advance micro-loans over the Internet within the U.S.  We are testing an Internet-based micro-loans offering in the U.S., as we seek to replicate the marketing, underwriting and management successes that we have had with such an offering through our MEM operations in the U.K.

    We measure the profitability of our reportable segments based on their income after allocation of specific costs and corporate overhead. Overhead costs are allocated based on headcounts and other applicable measures to better align costs with the associated revenues. Summary operating segment information (in thousands) is as follows:

Year Ended December 31, 2008	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Net revenue:
Fees and interest charged to customers	$69,561	$37,670	$—	$107,231
Direct expense:
Salaries and wages	19,006	7,236	—	26,242
Occupancy	10,312	1,250	—	11,562
Advertising	1,388	4,575	—	5,963
Depreciation	2,497	798	—	3,295
Provision for loan losses	9,920	16,191	—	26,111
Other	4,891	—	—	4,891
Total direct expense	48,014	30,050	—	78,064
Contribution margin	21,547	7,620	—	29,167
General and administrative	12,317	4,326	24	16,667
Income (loss) from operations	9,230	3,294	(24)	12,500
Other expense:
Amortization of intangibles	93	—	—	93
Other expense	120	385	18	523
Loss on foreign currency translation	—	5	—	5
Interest expense	—	1,015	—	1,015
Total other expense	213	1,405	18	1,636
Income (loss) from continuing operations before income taxes	9,017	1,889	(42)	10,864
Income tax (expense) benefit	1,148	(1,686)	15	(523)
Income (loss) from continuing operations	10,165	203	(27)	10,341
Discontinued operations:
Loss from discontinued operations before income taxes	(6,379)	—	—	(6,379)
Income tax benefit	1,994	—	—	1,994
Loss from discontinued operations	(4,385)	—	—	(4,385)
Net income (loss)	5,780	203	(27)	5,956
Net income attributable to noncontrolling interests	—	(96)	—	(96)
Net income (loss) attributable to controlling interests	$5,780	$107	$(27)	$5,860
Advances receivable	$29,089	$13,312	$—	$42,401
Fees and interest receivable	3,883	3,292	—	7,175
Returned items receivable	6,615	4,679	—	11,294
Loans and fees receivable, gross	$39,587	$21,283	$—	$60,870
Loans and fees receivable, net	$33,352	$15,289	$—	$48,641
Total assets	$97,737	$40,956	$49	$138,742
Notes payable	$—	$10,932	$—	$10,932

Year Ended December 31, 2007	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Net revenue:
Fees and interest charged to customers	$87,449	$5,988	$—	$93,437
Direct expense:
Salaries and wages	20,295	2,973	35	23,303
Occupancy	10,145	599	—	10,744
Advertising	1,341	53	(41)	1,353
Depreciation	2,364	292	—	2,656
Provision for loan losses	15,282	2,595	—	17,877
Other	4,397	—	—	4,397
Total direct expense	53,824	6,512	(6)	60,330
Contribution margin	33,625	(524)	6	33,107
General and administrative	17,181	1,758	25	18,964
Income (loss) from operations	16,444	(2,282)	(19)	14,143
Other expense:
Amortization of intangibles	1,560	—	—	1,560
Goodwill impairment	48,449	—	—	48,449
Other expense	28	97	—	125
Gain on foreign currency translation	—	(10)	—	(10)
Interest expense	292	117	—	409
Total other expense	50,329	204	—	50,533
Loss from continuing operations before income taxes	(33,885)	(2,486)	(19)	(36,390)
Income tax (expense) benefit	(4,572)	620	7	(3,945)
Loss from continuing operations	(38,457)	(1,866)	(12)	(40,335)
Discontinued operations:
Loss from discontinued operations before income taxes	(18,036)	—	—	(18,036)
Income tax benefit	3,542	—	—	3,542
Loss from discontinued operations	(14,494)	—	—	(14,494)
Net loss	(52,951)	(1,866)	(12)	(54,829)
Net loss attributable to noncontrolling interests	—	58	—	58
Net loss attributable to controlling interests	$(52,951)	$(1,808)	$(12)	$(54,771)
Advances receivable	$33,964	$6,628	$—	$40,592
Fees and interest receivable	5,105	1,588	—	6,693
Returned items receivable	9,232	4,374	—	13,606
Loans and fees receivable, gross	$48,301	$12,590	$—	$60,891
Loans and fees receivable, net	$34,955	$10,170	$—	$45,125
Total assets	$115,866	$38,410	$18	$154,294
Notes payable	$—	$4,498	$—	$4,498

4.	Loans and Fees Receivable, Net

    The components (in thousands) of loans and fees receivable, net as of the date of each of our combined balance sheets are as follows:

	December 31, 2008	December 31, 2007
Advances receivable	$42,401	$40,592
Fees and interest receivable	7,175	6,693
Returned items receivable	11,294	13,606
Loans and fees receivable, gross	$60,870	$60,891

    In the above table, advances receivable reflect principal loan amounts made to consumers, while fees and interest receivable reflect our fees and interest accrued on these principal loans. Returned items receivable reflect the principal, fee and interest components of loans that we did not collect on the contractual due date. Amounts we believe we will not ultimately collect are included as a component in our overall allowance for uncollectible loans and fees receivable and are charged off 90 days from the point they become delinquent, or sooner if facts and circumstances earlier indicate non-collectibility.

	Balance at December 31, 2007	Additions	Acquisitions	Subtractions	Balance at December 31, 2008
Loans and fees receivable, gross	$60,891	$876,077	$—	$(876,098)	$60,870
Deferred revenue	(7,339)	(82,100)	—	85,482	(3,957)
Allowance for uncollectible loans and fees receivable	(8,427)	(26,111)	—	26,266	(8,272)
Loans and fees receivable, net	$45,125	$767,866	$—	$(764,350)	$48,641

    A roll-forward (in thousands) of our loans and fees receivable (gross and net), our deferred revenue, and our allowance for uncollectible loans and fees receivable from December 31, 2007 to December 31, 2008 follows:

	Balance at December 31, 2006	Additions	Acquisitions	Subtractions	Balance at December 31, 2007
Loans and fees receivable, gross	$90,615	$1,251,500	$3,660	$(1,284,884)	$60,891
Deferred revenue	(2,372)	(51,844)	—	46,877	(7,339)
Allowance for uncollectible loans and fees receivable	(5,721)	(17,877)	—	15,171	(8,427)
Loans and fees receivable, net	$82,522	$1,181,779	$3,660	$(1,222,836)	$45,125

    The deferred revenue reflected in the above tables represents unearned fees on micro-loans and will be earned by us within the next 40 days.

    A roll-forward (in thousands) of our allowance for uncollectible loans and fees receivable is as follows:

	December 31,
	2008	2007
Balance at beginning of period	$(8,427)	$(5,721)
Provision for loan losses	(26,111)	(17,877)
Charge offs	28,280	17,073
Recoveries	(2,014)	(1,902)
Balance at end of period	$(8,272)	$(8,427)

5.         Property at Cost, Net of Depreciation

    Details (in thousands) of our property at cost, net of depreciation on our combined balance sheets are as follows:

	December 31,
	2008	2007
Software	$3,514	$2,835
Furniture and fixtures	5,162	6,233
Data processing and telephone equipment	3,159	2,990
Leasehold improvements	3,515	4,420
Vehicles	8	376
Total cost	15,358	16,854
Less accumulated depreciation	(9,830)	(7,273)
Property, net	$5,528	$9,581

As of December 31, 2008, the weighted-average remaining life of our depreciable property was 1.0 years.

6.           Goodwill and Intangibles, Net

Goodwill represents the excess of cost over fair value of identifiable net assets acquired through acquisitions. Under applicable accounting guidance, intangible assets, including goodwill, that are not subject to amortization are tested for impairment on an annual basis, or sooner if deemed necessary based on events or changes in circumstances that may indicate that the asset might be impaired.

In April 2007, we acquired 95% of the outstanding shares of MEM, our U.K.-based, Internet, micro-loan operations, for £11.6 million ($22.9 million) in cash. Under the original purchase agreement, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million.  As part of our purchase price allocations, we recorded goodwill of £11.0 million ($21.7 million).

In connection with our first quarter 2008 decision to sell our Texas retail micro-loans operations and hold those operations for sale, we allocated goodwill between our retained Retail Micro-Loans segment operations and our discontinued Texas operations, thereby resulting in a $1.1 million impairment loss that is reported within loss from discontinued operations in 2008. This valuation analysis was based on then-current internal projections and then-existing market data supporting valuation prices of similar companies.

During December 2007, we approved a formal plan to sell our Retail Micro-Loan operations located in six states and representing 105 storefront locations. Based on our annual assessment of the fair value of our Retail Micro-Loans segment, we recorded a fourth quarter of 2007 goodwill impairment charge of $53.6 million (of which $5.2 million is included in the loss from discontinued operations) to properly report goodwill at its fair value at December 31, 2007. We determined this impairment based on current market conditions, information available used in conjunction with our calculation of the expected present value of future cash flows associated with the business and the prices of comparable businesses.

Changes (in thousands) in the carrying amount of goodwill for 2008 and 2007 by reportable segment are as follows:

	Retail Micro-Loans	U.K. Internet Micro-Loans	U.S. Internet Micro-Loans	Total
Balance as of December 31, 2006	$97,955	$—	$—	$97,955
Goodwill acquired during the period	—	21,725	—	21,725
Impairment loss	(53,610)	—	—	(53,610)
Foreign currency translation	—	230	—	230
Balance as of December 31, 2007	44,345	21,955	—	66,300
Impairment loss	(1,131)	—	—	(1,131)
Foreign currency translation	—	(6,040)	—	(6,040
Balance as of December 31, 2008	$43,214	$15,915	$—	$59,129

Separate intangible assets, such as customer relationships and covenants not to compete, which are not considered to have an indefinite useful life, are amortized on a straight-line basis over their 3 to 5 year useful lives. These intangible assets with a net book value of $31,000 and $123,000 at December 31, 2008 and 2007, respectively, will be fully amortized within the next twelve months. During 2007, in connection with the decision to discontinue operations in six states, we wrote off $950,000 of intangible assets with an indefinite life.

As of December 31, 2008, trademarks and trade names of $2.3 million were included in the accompanying combined balance sheets.

7.            Accounts Payable and Other Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following (in thousands) at:

	December 31, 2008	December 31, 2007
Accounts payable	$2,305	$5,024
Accrued wages and related taxes	3,232	3,525
Accrued professional fees	391	911
Accrued other	890	973
Total accounts payable and other accrued liabilities	$6,818	$10,433

8.         Notes Payable

    As of December 31, 2008 and 2007, respectively, we had outstanding notes payable (in thousands) as follows:

	December 31,
	2008	2007
MEM secured debt, average rate of 4.1% at December 31, 2008, payable upon demand	$7,240	$3,995
MEM secured debt, average rate of 3.1% at December 31, 2008, payable through 2009	3,330	—
MEM subordinated debt, rate of 9% at December 31, 2008, payable through 2009	362	503
Total notes payable	$10,932	$4,498

    In November 2007, our MEM, U.K.-based, Internet, micro-loan operations entered into a financing agreement that which allows it to borrow up to £6.5 million ($9.4 million at December 31, 2008 exchange rates) to finance its operations. This financing arrangement is payable upon demand and is secured by MEM’s underlying assets; MEM had drawn an equivalent of $7.2 million against this facility as of December 31, 2008, and had repaid all but $1.6 million of this facility at September 30, 2009.

9.  Leases

   We lease premises and certain equipment under cancelable and non-cancelable leases, some of which contain renewal options or options to terminate after a specific period of time if certain conditions are met. Total rental expense associated with these operating leases was $8.7 million (including $104,159 of lease termination and impairment expense) and $8.2 million (including $72,202 of lease termination and impairment expense) for 2008 and 2007, respectively. As of December 31, 2008, the future minimum rental commitments (in thousands) for all non-cancelable operating leases with initial or remaining terms of more than one year (both gross and net of any sublease income) are as follows:

Year	Amount
2009	$7,454
2010	6,107
2011	3,018
2012	1,307
2013	336
Thereafter	1,219
Total	$19,441

10.       Commitments and Contingencies

Litigation

    We are involved in various legal proceedings that are incidental to the conduct of our business. In one of these legal proceedings, one of our subsidiaries (along with CompuCredit Corporation, a subsidiary of CompuCredit Holdings Corporation) is a defendant in a class action lawsuit entitled Knox, et al. vs. First Southern Cash Advance, et al, No 5 CV 0445, filed in the Superior Court of New Hanover county, North Carolina, on February 8, 2005. The plaintiffs allege that in conducting a so-called “payday lending” business, certain of the our Retail Micro-Loans segment subsidiaries violated various laws governing consumer finance, lending, check cashing, trade practices and loan brokering. The plaintiffs are seeking damages of up to $75,000 per class member. Our subsidiary intends to vigorously defend this lawsuit. Similar claims have been asserted against several other lenders in transactions involving small balance, short-term loans made to consumers in North Carolina.

11.      Employee Benefit Plans

    Our parent company, CompuCredit Holdings Corporation, has a defined contribution 401(k) retirement plan in which we participate. All full time employees are eligible to participate in the plan to the extent allowed under by law. Our contribution to the plan is limited to 25% of eligible employee contributions up to 6% of the employee’s pay. Retirement plan expense in 2008 and 2007 was approximately $114,000 and $105,000 respectively.

    CompuCredit Holdings Corporation also has an Employee Stock Purchase Plan (“ESPP”) in which we participate. All our employees are eligible to participate in the ESPP. Under the ESPP, employees can elect to have up to 10% of their annual wages withheld to purchase common stock in CompuCredit Holdings Corporation up to a fair market value of $10,000. The amounts deducted and accumulated by each participant are used to purchase shares of common stock at the end of each one-month offering period. The price of stock purchased under the ESPP is approximately 85% of the fair market value per share of our common stock on the last day of the offering period. Employees contributed $35,756 and $61,673 to purchase 6,557 and 3,003 shares of CompuCredit Holdings Corporation common stock under the ESPP in 2008 and 2007, respectively.  The ESPP covers up to 150,000 shares of CompuCredit Holdings Corporation common stock. Our charge to expense associated with the ESPP was approximately $17,000 and $4,000 in 2008 and 2007, respectively.

12.      Related Party Transactions and Receivables from Affiliated Companies, Net

    In October 2009, we moved our Retail Micro-Loans segment headquarters from Peachtree City, Georgia to Atlanta, Georgia (in the same office complex that houses the headquarters of CompuCredit Holdings Corporation).  We entered into a sub-lease agreement with CompuCredit Corporation, a subsidiary of CompuCredit Holdings Corporation, for approximately 10,000 square feet of office space—agreeing to pay CompuCredit Corporation at the same lease rate that it pays under its lease until expiration of our sublease agreement on October 31, 2010.

    During 2008 and 2009, we sold certain charged-off loans to Jefferson Capital Systems, LLC, a subsidiary of CompuCredit Holdings Corporation for $657,496 and $767,865, respectively.

    During 2008 and 2007, respectively, CompuCredit Corporation paid us $54,300 and $1.3 million in aggregate fees for credit card accounts that we marketed within our Retail Micro-Loans segment storefronts.

    CompuCredit Corporation self insures for its and its U.S. affiliates’ health care claims costs. As such, we paid CompuCredit Corporation $3.1 million and $3.1 million in 2008 and 2007, respectively, for our allocable share of our U.S. health care claims costs.

    CompuCredit Holdings Corporation includes certain of its subsidiaries, including us, under general and specific insurance policies provided by unrelated third parties. Actual costs associated with these policies are allocated to subsidiaries of CompuCredit Holdings Corporation using direct and indirect allocation methods. For the years ended December 31, 2008 and 2007, we paid $323,146 and $112,641, respectively, to CompuCredit Holdings Corporation (and/or CompuCredit Corporation, its predecessor) for these policies.

    Our Retail Micro-Loans and U.S. Internet Micro-Loans segments are conducted through single member limited liability companies that are treated as disregarded entities under federal income tax laws. However, we have been allocated income tax expense and tax attributes under tax sharing agreements with CompuCredit Holdings Corporation (and/or CompuCredit Corporation, its predecessor) as though Purpose Financial were already formed and were responsible for paying federal, state and local income taxes associated with the operations these segments. See Note 14, “Income Taxes,” for further discussion.

    CompuCredit Corporation has historically charged us a “management fee” for certain efforts (e.g., tax return preparation and internal auditing) and their associated costs that it has incurred on our behalf. This management fee has been allocated among various entities on whose behalf CompuCredit Corporation has incurred costs on the basis of time, effort, and costs incurred without any mark-up or intercompany profit. In 2008 and 2007, our allocated management fee charges aggregated $429,000 and $124,799, respectively.

    CompuCredit Corporation has provided various guarantees on behalf of our MEM operations in the U.K. related to its third-party bank debt financing and its headquarters office lease obligation. During 2008 and 2007, we paid CompuCredit Corporation aggregate fees of $93,655 and $3,366 respectively, in its capacity as a guarantor.

    At each balance sheet date, we typically have an immaterial amount of net payables to or net receivables from affiliated companies owned directly or indirectly by CompuCredit Holdings Corporation associated with the above transactions and the balances of which typically are settled (paid) within a very short period of time (e.g., thirty days) after each balance sheet date.

In connection with a contemplated spin-off from CompuCredit Holdings Corporation, we will enter into various agreements with CompuCredit Holdings Corporation to effect the spin-off and provide a framework for our relationship with CompuCredit Holdings Corporation after the spin-off. These agreements will include a separation and distribution agreement, a transition services agreement, a services agreement, an employee matters agreement, a tax sharing agreement, a sublease agreement and certain other commercial agreements. These agreements will provide for the allocation between us and CompuCredit Holdings Corporation of CompuCredit Holdings Corporation’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our spin-off from CompuCredit Holdings Corporation and will govern certain relationships between us and CompuCredit Holdings Corporation after the spin-off.

13.          Discontinued Operations

In the fourth quarter of 2007, we adopted a formal plan to discontinue (through sale or otherwise) 105 Retail Micro-Loans segment branches located within six states (Arizona, Colorado, Florida, Louisiana, Michigan, Oklahoma).  Subsequently, in the third quarter of 2008, we decided to retain thirty-one retail storefronts in Oklahoma and Colorado for which we now expect to be able to earn our desired returns. Our continuing operations and discontinued operations results within our combined statements of operations for 2008 and 2007 reflect our decision to continue operating the limited number of storefronts in Oklahoma and Colorado. All other discontinued storefronts within the affected states have either been sold or closed as of December 31, 2008. In addition, in the first quarter of 2008, we adopted a formal plan to discontinue 81 Retail Micro-Loans segment branches located in Texas. During 2008, we sold or otherwise disposed of these assets held for sale. The loss associated with these transactions approximated $4.4 million with $2.6 million incurred during 2007 and the remaining incurred during 2008.  In May 2009, we discontinued our Arkansas retail storefront operations based on ongoing regulatory opposition that we faced within that state.

The components (in thousands) of loss from discontinued operations are as follows:

	December 31,
	2008	2007
Total earned check fees	$15,573	$29,121
Provision for loan losses	4,435	14,921
Other operating expense	11,955	24,474
Loss on sale	4,431	2,602
Goodwill impairment	1,131	5,160
Loss before income tax benefit	$(6,379)	$(18,036)
Income tax benefit	1,994	3,542
Net loss	$(4,385)	$(14,494)

14.           Income Taxes

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The current and deferred portions (in thousands) of federal, foreign and state income tax benefit or expense (inclusive of both continuing and discontinued operations) are set forth in the table below. Substantially all deferred tax benefit (expense) items in the table below relate to our continuing operations.

	For the Year Ended December 31,
Federal income tax benefit (expense):
Current tax benefit (expense)	$2,908	$(827)
Deferred tax benefit (expense)	—	(115)
Total federal income tax benefit (expense)	2,908	(942)
Foreign income tax benefit (expense):
Current tax benefit (expense)	(652)	108
Deferred tax benefit (expense)	(1,034)	512
Total foreign income tax benefit (expense)	(1,686)	620
State income tax benefit (expense):
Current tax benefit (expense)	249	(71)
Deferred tax benefit (expense)	—	(10)
Total state income tax benefit (expense)	249	(81)
Total income tax benefit (expense)	$1,471	$(403)

Income tax benefit (expense) in 2008 and 2007 differed from amounts computed by applying the statutory federal income tax rate to pretax income from combined operations principally as a result of changes in valuation allowances on net deferred tax assets. We established valuation allowances against net deferred tax assets in the amount of $20.5 million in 2007, and we released valuation allowances in the amount of $3.3 million in 2008 corresponding with reductions in our net deferred tax assets between December 31, 2007 and December 31, 2008. The following table reconciles our effective tax rates to the federal statutory rate:

	For the Year Ended December 31,
	2008	2007
Statutory rate	35.0%	35.0%
Reconciling items resulting from:
State income taxes	2.3	2.8
Foreign income taxes, including indefinitely invested earnings of foreign subsidiaries	0.9	(0.6)
Other permanent differences	1.7	(0.2)
Valuation allowance changes	(72.7)	(37.7)
Effective tax rate	(32.8)%	(0.7)%

As of December 31, 2008 and December 31, 2007, the significant components (in thousands) of our deferred tax assets and liabilities were:

	December 31,
	2008	2007
Current deferred tax assets:
Goodwill and intangibles	$1,245	$1,348
Property	244	—
Allowance for uncollectible loans and fees receivables	2,104	3,300
Other reserves	352	1,162
Gross deferred tax assets	3,945	5,810
Valuation allowance	(3,426)	(5,421)
Net current deferred tax assets	519	389
Current deferred tax liabilities:		—
Property	—	(87)
Prepaid expenses	(232)	(302)
Current deferred tax liabilities	(232)	(389)
Net current deferred tax asset	$287	$—

	December 31,
	2008	2007
Non-current deferred tax assets:
Loss carryovers	$1,189	$1,641
Goodwill and intangibles	12,449	14,826
Other reserves	198	273
Gross deferred tax assets	13,836	16,740
Valuation allowance	(13,836)	(15,099)
Net non-current deferred tax assets	—	1,641
Non-current deferred tax laibilities	—	—
Net non-current deferred tax asset	$—	$1,641

    Our deferred tax asset valuation allowances are primarily the result of uncertainties regarding the future realization of tax benefits on net deferred tax assets in U.S. and foreign jurisdictions. It is more likely than not that these net deferred tax assets will never be utilized to reduce tax liabilities in these jurisdictions. We have no net operating loss or credit carry-forwards other than as set forth above, and the tax loss carryovers noted in the above table are loss carryovers in the U.K., which do not expire.

15.           Acquisition of MEM

    In April 2007, we acquired 95% of the outstanding shares of MEM, our U.K.-based, Internet, micro-loan operations, for £11.6 million ($22.9 million) in cash as part of our underlying diversification efforts and to establish a micro-loan presence in the U.K. Under the original purchase agreement, a contingent performance-related earn-out could have been payable to the sellers on achievement of certain earnings measurements for the years ended 2007, 2008 and 2009. The maximum amount payable under this earn-out was £120.0 million, although none of the earn-out performance conditions was satisfied for 2007 and 2008. The MEM acquisition agreement was amended in early 2009 to remove the sellers’ earn-out rights in exchange for additional consideration of $1.6 million paid to the sellers and an increase the sellers’ continuing minority ownership interest in MEM from 5.0% to 24.0%.  The settlement of the earn-out resulted in a re-measurement of the carrying value of our investment in MEM in accordance with applicable accounting standards and additional goodwill of $5.6 million.

The following table summarizes (in millions) the final purchase price allocations for the MEM acquisition subsequent to the removal of the sellers’ contingent earn-out payment rights described above:

Dollars
Purchase price	$22.9
Property	(0.3)
Working capital (including loans purchased)	(2.9)
Liabilities assumed	4.3
Goodwill (including goodwill related to settlement of contingent performance-related earn-out)	$(24.0)